Exhibit 99.1
KANZHUN LIMITED Supplemental and Updated Disclosures
KANZHUN LIMITED (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our mission, goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online recruitment service industry in China; our expectations regarding the prospects of our business model and demand for and market acceptance of our services; our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders; competition in our industry; relevant government policies and regulations relating to our industry, including those related to cybersecurity and data privacy, and to the Chinese economy; general economic and business conditions globally and in China, including the macroeconomic impact of the COVID-19 pandemic; the regulatory landscape in China; assumptions underlying or related to any of the foregoing; and other factors described under “Item 3. Key Information — D. Risk Factors” of our 2021 Form 20-F and “Risk Factors” in this exhibit.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

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RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Application.
RECENT DEVELOPMENTS
Pursuant to an announcement posted by the Cyberspace Administration of China, or the CAC, on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022. From the date we resumed user registration to August 15, 2022, we recorded more than 10 million newly registered users. Our MAU and average DAU in July 2022 hit record high, with MAU in July increasing by 16% compared to that in June.
RECENT REGULATORY DEVELOPMENTS
Regulatory Developments Related to our Business Operations
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), or the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data processing activities that may affect national security. On August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, effective from November 1, 2021. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Regulations — Regulations Related to Privacy Protection.”
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which defined critical information infrastructure as important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy and people’s livelihood, and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility identification rules and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. However, as this regulation was newly issued and the relevant governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this document, no detailed implementation rules have been issued by the relevant governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures (《網絡安全審查辦法》) which became effective on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. In particular, if a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services

RECENT DEVELOPMENTS

being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. As advised by our PRC Legal Adviser, we are not subject to the aforementioned mandatory cybersecurity review on the basis that we have not been identified as a critical information infrastructure operator by relevant regulatory authorities. However, given the revised Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the revised Cybersecurity Review Measures. In particular, pursuant to the revised Cybersecurity Review Measures, the relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. See “Regulation — Regulations Relating to Information Security and Censorship” for more details. As of the date of this document, (i) we have implemented comprehensive policies and rules, taken necessary measures and developed a comprehensive internal control system on cybersecurity and data protection to prevent serious incidents and violations such as unauthorized access, theft, leakage, destruction, tampering, illegal use of personal information or other data, which are in compliance with the mandatory requirements of the currently effective PRC laws and regulations in all material respects; (ii) the user data we collect and generate during our business operation within the territory of mainland China is stored within the territory of mainland China, and our daily operations and the [REDACTED] are not involved in cross-border transfer of identified core data, important data or a large amount of personal information; and (iii) our PRC entities have not experienced any significant information security incidents related to the theft, leakage, destruction, illegal use, or illegal overseas transfer of data or personal information. As of the date of this document, (i) we have not been notified by any PRC government authorities of being classified as a critical information infrastructure operator which may be subject to cybersecurity review in certain circumstances that may affect national security in accordance with the revised Cybersecurity Review Measures; and (ii) there are no notification from any PRC government authorities stating any of our involvement in service, product or data processing activities affect or may affect national security and fall within the scope of cybersecurity review based on the factors set out in the revised Cybersecurity Review Measures. However, our PRC Legal Adviser has also advised us that, given that (i) there is no clear explanation or interpretations as to how to determine what constitutes “affecting national security”under the current effective PRC laws and regulations; (ii) the identification of critical information infrastructure operators and the scope of network products or services and data processing activities that affect or may affect national security remain unclear and are subject to interpretation by relevant PRC government authorities; and (iii) the PRC government authorities have discretion in interpreting the regulations, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser.
In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, including, among others, the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, and other data processing activities that affect or may affect national security. See “Regulations — Regulations Relating to Information Security and Censorship” for details. As of the date of this document, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing PRC laws and regulations and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business” for more details. Based on the circumstances set forth in the preceding paragraph, our PRC Legal Adviser and Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and if the Draft Regulations on Network Data Security were implemented in the current form, our Directors and our PRC Legal Adviser

RECENT DEVELOPMENTS

do not foresee any material impediments for us to comply with the requirements under the Draft Regulations on Network Data Security in all material aspects.
Regulatory Developments on Overseas [REDACTED]
Cybersecurity and Data Privacy
According to the Cybersecurity Review Measures (《網絡安全審查辦法》), online platform operators possessing personal information of more than one million users seeking to be [REDACTED] on a foreign stock exchange (國外 [REDACTED]) must apply for a cybersecurity review. Our PRC Legal Adviser is of the view that the term of “[REDACTED] on a foreign stock exchange (國外 [REDACTED])” under the revised Cybersecurity Review Measures does not include “[REDACTED] in Hong Kong,”and therefore we are not subject to the mandatory obligation of ex ante application for cybersecurity review for the [REDACTED].
Pursuant to Article 13 of the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), data processors shall, in accordance with relevant laws and regulations, apply for cybersecurity review for their [REDACTED] where: (i) data processors that handle the personal information of more than one million individuals seek to be [REDACTED] on a foreign stock exchange; (ii) data processors seek to be [REDACTED] in Hong Kong, which affect or may affect national security. The provisions differentiate “[REDACTED] on a foreign stock exchange (國外 [REDACTED])” with “[REDACTED] in Hong Kong”. For (i), as advised by our PRC Legal Adviser, “[REDACTED] in Hong Kong” does not fall under the scope of “[REDACTED] on a foreign stock exchange (國外 [REDACTED])”. Therefore, we are not subject to the mandatory obligation of ex ante application for cybersecurity review, if the Draft Regulations on Network Data Security is implemented in its current form. For (ii), see detailed discussion in relation to our compliance with the revised Cybersecurity Review Measures set forth under “— Regulatory Developments Related to our Business Operation”. As a result of the foregoing, the Draft Regulations on Network Data Security, if implemented in its current form, would not have a material adverse impact on the [REDACTED].
CSRC Procedures
On December 24, 2021, the CSRC issued the draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and the draft Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures, for public comments. Pursuant to these drafts, overseas offering and/or listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC within three business days after submitting its application documents by the issuer or its designated principal domestic operating entity. Specifically, the examination and determination of an indirect offering and/or listing will be conducted on a substance-over-form basis, and an offering or listing shall be considered as an indirect overseas offering and/or listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or (iii) the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its designated principal domestic operating entity, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on overseas offering and other equivalent offering activities. Therefore, if these draft regulations become effective in their current form before this [REDACTED], our PRC Legal Adviser is of the view that we may be required to complete the filing procedures with the CSRC in connection with this [REDACTED]. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder, actual controllers, directors, supervisors, and senior management and other responsible persons. If the Administrative Provisions and the Draft Measures becomeeffective in their current form before the [REDACTED], our Directors and the PRC Legal Adviser do not foresee any material impediment for us to comply with these requirements in all material respects. See

RECENT DEVELOPMENTS

“Risk Factors — Risks Related to Doing Business in China — The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this [REDACTED] under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures” for more details.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
We believe that maintaining and enhancing our brands is important to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. We have continued to exercise strict quality control on our online recruitment platform to ensure that our brand image is not tarnished by substandard services. We have also conducted and will continue to conduct various marketing and brand promotion activities both online and offline to enhance our brands, to guide public perception of our brands, services, and ultimately to distinguish our online recruitment platform from those of our competitors. We have historically spent significantly on these marketing and promotional activities, with our sales and marketing expenses accounting for 91.8%, 69.3%, 45.6% and 41.0% of our revenues in the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively, and we may need to increase such sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities underperform our expectations, our financial condition, results of operations and business prospects will be damaged as a result.
Moreover, any negative publicity relating to our company, services or our directors, management, shareholders or business partners, regardless of its veracity, could harm our brands and the perception of our brands in the market. As our business expands and grows, we may be exposed to heightened public scrutiny in markets where we already operate as well as in new markets where we may operate. We could become a target for regulatory or public scrutiny in the future and scrutiny and public exposure could severely damage our reputation as well as our business and prospects.
Furthermore, our brand names and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our directors, management, shareholders or business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them, and we may be afforded little or no time to respond. As a result, our reputation may be materially and adversely affected, our ability to attract and retain users and maintain our market share may suffer, and our financial conditions may deteriorate.
We have a limited operating history and generated net losses in 2019, 2020 and 2021, and we may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.
We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. We generated net losses

RISK FACTORS

of RMB502.1 million, RMB941.9 million and RMB1.1 billion (US$159.9 million) in 2019, 2020 and 2021, respectively. We generated net income of RMB80.3 million (US$12.0 million) in the six months ended June 30, 2022. Given our limited operating history, net losses we incurred and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. As a result, we may not generate net profits or sustain our historical levels of growth in the future. We believe that our continued growth and our ability to achieve profitability will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.
Particularly, our efforts to expand our product and service offerings to users and explore other sectors in the human resource service market will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings or other sectors in the human resource service market may be subject to risks such as:
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limited brand recognition (compared with our established services or market sectors);

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costs incurred in product and service development and marketing;

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lack of experience and expertise in connection with the new product and service or market vertical;

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adjustment to the preferences and customs of a different group of users;

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compliance with potential new regulations and policies;

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difficulties in managing upsized operations and maintaining operational efficiency; and

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competition with new competitors, including those with a more established local presence.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.
We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur significant net losses in the future and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.
A slowdown or adverse development in the Chinese or global economy still under COVID-19’s impact may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our products and services and our business in general.
COVID-19 has had a severe and negative impact on the Chinese and the global economy, and whether this will lead to a prolonged downturn in the economy is still unknown. In addition to the COVID-19 pandemic, the global macroeconomic environment was facing challenges, such as the conflicts in Ukraine and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, as well as uncertainties related to the U.S. Federal Reserve’s monetary policies, such as the continuously rising U.S. interest rate, in response to heightened inflation. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political

RISK FACTORS

policies and the expected or perceived overall economic growth rate in China. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
Substantially all of our operations are conducted in China, and the vast majority of our revenues are generated from providing services to enterprise customers operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing hiring budgets or the number of hiring headcount, and curtailing spending on online recruitment services and other human resource related services. As a result, if there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.
If we fail to attract more enterprise users to our online recruitment platform, or if enterprise customers decide to purchase less of our online recruitment services for any reason, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.
In 2019, 2020, 2021 and the six months ended June 30, 2022, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. In order to expand our market reach to more small and mid-sized businesses, especially in less developed cities, we provide free or lower-fee services or annual subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.
Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
We are subject to the laws, regulations, guidelines and national standards relating to the protection of personal information in China, which covers areas such as the collection, storage, use, transmission, sharing or other aspects of data processing of such personal information. For example, the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, took effect on November 1, 2021. The PIPL consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. The personal information of an individual shall be processed on the basis of having the consent of the data subject concerned or on some other legitimate basis. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s separate consent. Personal information processors shall be subject to the liability for personal information processing activities, and adopt necessary measures to safeguard the security of the personal information. Otherwise, the personal information processors will be subject to orders of the regulatory authorities to rectify their operations, suspend or terminate the provision of services, or confiscation of illegal income, fines or other penalties. For example, we

RISK FACTORS

provide services to many individual users who may upload personal information to our platform, which may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and to strengthen the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing personal information. We and our directly responsible supervisors may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (《常見類型移動互聯網應用程序必要個人信息範圍規定》), which was jointly promulgated by the MIIT, the CAC, the MPS and the SAMR on March 12, 2021 and became effective on May 1, 2021, specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.
The PRC Cybersecurity Law (《中華人民共和國網絡安全法》), which became effective on June 1, 2017, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the personal information subject unless otherwise prescribed by laws or regulations. We may need to invest significant capital, managerial and human resources to comply with legal requirements, enhance information security and address any issues caused by security failures. See also “Regulatory Overview — Regulations Relating to Information Security and Censorship” and “Regulatory Overview — Regulations Relating to Privacy Protection.” Any concerns or claims about our practices with regard to the collection, storage, use, transmission, sharing or other aspects of data processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.
Any system failure or compromise of our security that results in the unauthorized access to or release of personal or private information, such as data, photo or messaging history of our users could significantly limit the adoption of our services, as well as harm our reputation and brands, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liability. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of the services we offer and as we increase the size of our user base.
Moreover, we could be required to disclose certain personal information to (i) PRC governmental authorities for the purpose of, among other things, safeguarding national security, investigating crimes, investigating infringement of information network communication rights, and cooperating with the supervision and inspection of telecommunication regulatory authorities, or (ii) certain entities or individuals for the purpose of enforcing the judgments or rulings made by judicial authorities. Disclosing personal information under such circumstances may cause our users to lose trust in our ability to safeguard their privacy. Failure to comply with these requirements could subject us to administrative penalties or other regulatory or enforcement actions.
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and

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applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.
Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Cybersecurity Review Measures (《網絡安全審查辦法》) in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. If a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. In addition, online platform operators possessing personal information of more than one million users seeking to be [REDACTED] on a foreign stock exchange must apply for a cybersecurity review. The revised Cybersecurity Review Measures set out certain risk factors which would be the focus in assessing the national security risk during a cybersecurity review. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China. We have diligently provided our full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and have taken comprehensive rectification measures. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility identification rules and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination. As of the date of this document, no detailed implementation rules have been issued by the relevant governmental authorities. However, as this regulation was newly issued and the relevant governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this document, we have not been informed by any governmental authority that we are a critical information infrastructure operator.
In the PRC, the internet information is regulated from a national security standpoint. According to the PRC National Security Law (《中華人民共和國國家安全法》), institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and network information technology products and services that affect or may affect national security. The PRC Data Security Law (《中華人民共和國數據安全法》) took effect in September 2021 and provides for a security review procedure for the data processing activities that affect or may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.

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In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security. (ii) [REDACTED] abroad of data processors processing over one million individuals’ personal information; (iii) data processors’ [REDACTED] in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, as of the date of this document, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity “affects or may affect national security”. The Draft Regulations on Network Data Security also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations on Network Data Security also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this document, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing PRC laws and regulations and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers (《數據出境安全評估辦法》), which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. As of the date of this document, the exact scope of “important data” and “personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC. Notwithstanding the foregoing uncertainties, if we are required to report security assessments for cross-border data transfers, our PRC Legal Adviser does not foresee any material legal impediments for us to comply with the Measures for the Security Assessment of Outbound Data Transfers in material respects, and would not give rise to material adverse impact on our business operation or the [REDACTED].
While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violate relevant laws and regulations, or fails to fully comply with the

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service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.
Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.
Our business is subject to supervision and regulation by various governmental authorities in China. These governmental authorities include the CAC, the MOFCOM, the MIIT, the SAMR, the MCT, the NRTA, and their corresponding local regulatory authorities. These governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relating to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.
We provide services through our online recruitment platform, including certain short educational videos for users and in-app streaming interviewing, which may be considered as internet audio-visual program services. According to the Administrative Regulations on Internet Audio-Visual Program Service (《互聯網視聽節目服務管理規定》), internet audio-visual program service refers to activities of making, editing, and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain the License for Online Transmission of Audio-Visual Programs, or the Audio-Visual License, or make the audio-visual filing. According to the applicable PRC laws and the current practice of relevant governmental authorities in the PRC, (i) only companies wholly owned or controlled by the state controlling equity interest are eligible to obtain the Audio-Visual License, and (ii) only companies the number of whose daily active users and program reviewers reach specified threshold are eligible to make the audio-visual filing. As of the Latest Practicable Date, we have not obtained the Audio-Visual License or complete the audio-visual filing, as we are not eligible to do so. As of the Latest Practicable Date, we had not been subject to any administrative penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to lack of the Audio-Visual License or failure to complete audio-visual filing, but we may be subject to such penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties, which we believe would not materially and adversely affect our business, financial conditions and results of operation. See “Regulations — Regulations Relating to Online Transmission of Audio-Visual Programs” for more details.

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We consider such services to be immaterial to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are of the view that the above situation did not and will not have a material adverse effect on our business, financial condition or results of operations. We will actively communicate with the regulatory authorities and apply for the Audio-Visual License or complete the audio-visual filing in a timely manner, when we are allowed to do so.
We have obtained the value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by PRC laws to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in China, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. As certain prerequisites are needed to meet to expand the scope of our ICP license to include certain types of services as stipulated in the Classification Catalogue of Telecommunications Services, we may not be able to meet such requirement and expand the scope of our ICP license. As of the Latest Practicable Date, we had not been subject to any penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to any insufficiency in the scope of our current ICP license, but we may be subject to such penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.
We may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals, and we cannot assure you that we will be able to meet these requirements timely, or at all, in the future. As we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under PRC laws and regulations. For instance, while we believe we are not subject to any online game virtual currency laws and regulations for certain virtual tokens we offer in our mobile applications, the PRC government authorities may take a view contrary to ours. As a result, we may be required to obtain additional approvals or licenses and change certain aspects of our business to ensure compliance with existing and future online game virtual currency laws and regulations. If we fail to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings or change aspects of our business, we may be subject to various penalties or other regulatory actions, such as confiscation of revenues from the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such regulatory actions may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.
The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.
The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, the temporary closure of offices and facilities in China and many other countries. New COVID-19 variants have also emerged across the globe, potentially extending the period during which COVID-19 will negatively impact the global economy.
Recently, there has been a recurrence of COVID-19 outbreaks in certain cities and provinces of China, including, among others, Shanghai, Beijing, Shenzhen and Chengdu due to the COVID-19 variants, which delayed the recovery of consumption and services. The impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, which had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. In addition, we made adjustments to operation hours and instituted work-from-home arrangements. We have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the COVID-19 within our premises and among our staff.

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The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that the ongoing COVID-19 pandemic harms the Chinese and global economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described in this “Risk Factors” section.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.
In connection with the audit of our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses that have been identified relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) our lack of period-end financial closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
We have implemented a number of measures to address material weaknesses that have been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non- recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weaknesses still existed as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all.
In anticipation of the [REDACTED], we have engaged an internal control consultant to conduct the internal control review and a follow-up review of the effectiveness of our internal controls associated with our business processes from July 2022 to September 2022. The internal control review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1 issued by the Hong Kong Institute of Certified Public Accountants, or AATB1. The selected areas of the internal control review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the internal control review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed

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a follow-up review on our system of internal controls in September 2022, with regard to the remedial actions taken by us to address the findings of the internal control review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system. The internal control consultant did not have any further recommendations in respect of the internal control review. As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures over financial reporting are adequate and effective under AATB1.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause [REDACTED] to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the [REDACTED] of our Class A Ordinary Share and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.
In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”). The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and commencing in 2022, it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. As of the Latest Practicable Date, options and restricted share units to purchase 86,879,722 of our Class A Ordinary Shares had been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, we recorded RMB34.3 million, RMB657.2 million, RMB1.9 billion (US$287.2 million) and RMB283.0 million (US$42.3 million) in share-based compensation expenses, respectively.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the

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future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
RISKS RELATING TO DOING BUSINESS IN CHINA
The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this [REDACTED] under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this [REDACTED] may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for this [REDACTED], or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Our PRC Legal Adviser has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the [REDACTED] and [REDACTED] of our Class A Ordinary Shares because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether [REDACTED] like ours under this [REDACTED] are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC Legal Adviser. If it is determined that the CSRC approval is required for this [REDACTED], we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies (中概股公司) and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券 和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and/or listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas [REDACTED] and/or [REDACTED] by a domestic company, whether directly or indirectly, shall be filed with the CSRC within three business days after submitting its application documents by the issuer or its designated principal domestic operating entity. Specifically, the examination and determination of an indirect [REDACTED] and/or [REDACTED] will be conducted on a substance-over-form basis, and an [REDACTED] and [REDACTED] shall be considered as an

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indirect overseas [REDACTED] or [REDACTED] by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its designated principal domestic operating entity, as the case may be, shall file with the CSRC and report the relevant information for its [REDACTED], follow-on overseas [REDACTED] and other equivalent [REDACTED] activities. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder, actual controllers, directors, supervisors, and senior management and other responsible persons. The Draft Administration Measures also sets forth certain circumstances where overseas [REDACTED] and [REDACTED] by domestic enterprises shall be prohibited.
As of the date of this document, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with [REDACTED] candidates and [REDACTED] seeking to carry out activities such as follow-on overseas financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas [REDACTED] after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, in our future overseas [REDACTED], if any.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for this [REDACTED], it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for this [REDACTED], or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for this [REDACTED]. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the [REDACTED] from this [REDACTED] into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the [REDACTED] of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this [REDACTED] before settlement and delivery of the shares [REDACTED]. Consequently, if [REDACTED] engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this [REDACTED], we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the [REDACTED] of our shares. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity

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and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the Chinese mainland and Hong Kong. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms

RISK FACTORS

headquartered in the Chinese mainland and Hong Kong. See “— The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”
Whether the PCAOB will be able to satisfactorily conduct inspections of PCAOB- registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If our shares and ADSs are prohibited from trading in the United States, such a prohibition would substantially impair the ability of our investors to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A Ordinary Shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection  years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
[REDACTED]

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information is derived from various official government publications and other publications, and from the market research report prepared by China Insights Industry Consultancy Limited, which was commissioned by us.

SOURCES OF INFORMATION
We commissioned China Insights Industry Consultancy Limited (CIC), an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the human resource service markets in China.
During the preparation of the CIC Report, CIC performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the human resource service markets in China. Primary research involved discussing the status of the industry with leading industry participants and industry experts. Secondary research involved reviewing company reports, independent research reports, and available data based on CIC’s own research database.
The CIC Report was compiled and the expected growth in China’s human resource service market was estimated based on the following assumptions and factors: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period, (ii) the Chinese economy is expected to grow steadily during the forecast period, and (iii) there will be no extreme unforeseen events, including regulations and government policies, which may materially affect the market during the forecast period. The reliability of the CIC Report may be affected by the accuracy of the foregoing assumptions and factors. For the avoidance of doubt, impacts of the COVID-19 outbreak have been taken into account when compiling information in the CIC Report.
CIC is an independent market research and consulting firm. We have agreed to pay a fee of US$95,000 to CIC in connection with the preparation of the CIC Report. We have extracted certain information from the CIC Report in this section, as well as in the sections headed “Summary”, “Risk Factors”, “Business”, “Financial Information”, and elsewhere in this document to provide our potential investors with a more comprehensive presentation of the industries where we operate.
MASSIVE AND FAST-GROWING HUMAN RESOURCE SERVICES MARKET IN CHINA
Human resource services market in China can be categorized into four segments: recruitment services, human resource management and outsourcing services, payroll and personnel services, and others. Recruitment services refer to online and offline talent acquisition solutions which help connect recruiters and job seekers, and facilitate the hiring process. Human resource management and outsourcing services include flexible employment, business process outsourcing, and labor dispatch services. Payroll and personnel services include personnel management, and payroll and benefits outsourcing services. Others include talent training and development, human resource information system, human resource consulting, etc.
China’s human resource services market size in terms of revenue reached approximately RMB660.8 billion in 2021, and is expected to continue to grow to reach approximately RMB1,411.2 billion by 2026, representing a CAGR of 16.4% between 2021 and 2026. China’s human resource services market is still at the early stage of development compared with the developed markets, presenting significant growth potential. The human resource services market size as percentage of nominal GDP in China was 0.6% in 2021, lower than that of 1.8% in the UK, 1.7% in Japan, and 0.9% in the US, according to the CIC Report, National Bureau of Statistics, and International Monetary Fund. The human resource services market size as percentage of nominal GDP in both China and these developed markets are expected to see an increase in the next five years.

INDUSTRY OVERVIEW

Fast-growing human resource services market in China

Source:
CIC Report

Notes:
(1)
Revenues do not include cash flow generated from salary and social insurance collections in the personnel management, payroll and benefits outsourcing, or labor dispatch business. Only service premiums are included. In the flexible employment business, service providers enter into labor contracts with talents, and thus labor costs and service premium received from customers are included in the revenue calculation.

(2)
Human resource services market excludes the gig job platform market.

The following factors are and will continue to be the major drivers of the fast-growing human resource services market in China.
•
The number of private sector companies in China increased from 8.5 million in 2010 to 44.6 million in 2021, according to the National Bureau of Statistics and the State Administration for Market Regulation.

•
Enterprises in China are facing increasingly fierce competition and higher operational cost, while focusing on business expansion in a growing economy. Therefore, more enterprises are seeking cost effective, efficient, and flexible human resource service solutions which help them improve efficiency and focus on core competencies.

•
Favorable government policies and increasing public expenditure on human resources promote the sustainable development of the market.

EVOLVING RECRUITMENT SERVICES MARKET IN CHINA
Recruitment services market is a major segment of China’s human resource services market, and sits in the upstream of the human resource services value chain. It is also the fastest-growing segment in China’s human resource services market between 2021 and 2026. The size of the recruitment services market in China totaled approximately RMB202.1 billion in 2021 in terms of revenue, and is expected to reach approximately RMB476.7 billion in 2026, representing a CAGR of 18.7% between 2021 and 2026. The growth of the recruitment services market in China is primarily driven by the following factors:
•
The growth of China’s economy has outpaced the growth in labor supply. As a result, recruitment has become more difficult and expensive, creating critical opportunities for recruitment services market.

INDUSTRY OVERVIEW

Talent demand outstripping supply in China

Source:
MOHRSS (Ministry of Human Resources and Social Security of PRC), CIC Report

•
China’s urbanization rate grew from approximately 50% in 2010 to over 60% in 2021, and is expected to increase to approximately 70% by 2030, according to the CIC Report and National Bureau of Statistics. The ongoing urbanization changes the mix of labor forces structurally, and generates great demands for urban labor forces, especially blue-collar workers in the tertiary sector and white-collar workers.

•
The job-switching frequency for non-farm employees continues to increase. The average job-switching frequency for non-farm employees in China is expected to increase from 1.9 times per year in 2021 to 2.1 times per year in 2026.

•
Third-party recruitment service vendors provide enterprises with higher flexibility, lower costs, more professional services and broader resources. Enterprises are increasingly turning to recruitment service providers for higher recruitment efficiency.

•
Digitalization of recruitment industry meets the enterprises’ demands for being more efficient, cost-effective and user-friendly solutions. The application of technologies, such as artificial intelligence and big data analytics improves the recruitment efficiency.

China’s recruitment services market can be divided into online and offline recruitment markets. Online recruitment refers to the recruitment process in which job seekers and recruiters obtain recruitment information via third-party job websites, mobile applications or mini programs. For offline recruitment, candidates learn about job opportunities primarily through offline events or offline contacts made by recruiting agencies such as headhunting firms and recruitment process outsourcing agencies.
Similar to other industries that are reshaped by the development of mobile internet, the recruitment services market has been gradually moving online. Online recruitment provides a more efficient, cost-effective and user-friendly job hunting and recruiting process. The number of mobile internet users in China increased from 302.7 million in 2010 to 1,028.7 million in 2021, with a CAGR of 11.8% for the same period, according to the CNNIC. The wide adoption of mobile internet has further accelerated the digitalization across the recruitment value chain.
THE FLOURISHING ONLINE RECRUITMENT MARKET IN CHINA
With job seekers and employers increasingly embarking their job hunting and recruitment journeys online, China’s online recruitment market’s size in terms of revenue is expected to increase from RMB71.4 billion in 2021 to RMB250.8 billion in 2026, representing a CAGR of 28.6% between 2021 and 2026. During the same period, the contribution of online recruitment to the total market size is estimated to increase from approximately 35.3% in 2021 to approximately 52.6% in 2026.

INDUSTRY OVERVIEW

China’s online recruitment market outpaces the overall recruitment services market

Source:
CIC Report

Note:
The online recruitment market size excludes revenue generated from job seekers.

Compared with the developed markets like the U.S., the online recruitment market in China is at an early stage of development. According to the CIC Report, the online recruitment penetration rate for job seekers was approximately 20.3% in China, approximately half of that of the U.S. market in 2021, indicating a significant growth potential.
Emergence of direct recruitment model
Service providers in China’s online recruitment market primarily include online recruitment platforms, online classifieds, and online portals offered by recruiting agencies. Online recruitment platforms are defined as online marketplaces that focus on talents and jobs matching.
The traditional resume-centric and search-based model cannot fully fulfil users’ needs for a convenient and efficient recruitment process.
•
Resume centric.   Job seekers upload resumes to online recruitment platforms, and recruiters then download resumes based on their search results before they contact job seekers for interviews. The recruitment process is characterized by massive resume downloading and one-way communication.

•
Search-based.   Job seekers and recruiters have to manually conduct job or candidate searches by entering keywords and screening for relevant information. It also requires job seekers and recruiters to have a deep and precise understanding of the type of job or candidate they are looking for.

In addition, the traditional model is characterized by an uneven traffic distribution where the online traffic is heavily tilted towards large enterprises and top job seekers. SMEs and many average job seekers therefore receive insufficient exposures, while top job seekers and large enterprises may be distracted by too many reach-outs.
The surge of mobile internet enables the transition of online recruitment service from desktop to mobile, which is a more hospitable environment for direct chatting functionality. BOSS Zhipin is the first to introduce the direct recruitment model at scale among online recruitment platforms in China.
In contrast to the traditional resume centric and search-based model, the direct recruitment model features (i) mobile-native product design, (ii) direct chat between job seekers and recruiters, and resume delivery upon mutual consent, and (iii) algorithm-powered recommendation system. The direct recruitment model propels meaningful interaction between job seekers and recruiters, and as a result, delivers better user experience and high job hunting and recruitment efficiency.

INDUSTRY OVERVIEW

Comparison of direct recruitment model and traditional resume centric, search-based model
China’s online recruitment market continues to expand for all types of job seekers
By 2021, the population of white-collar workers, blue-collar workers and gold-collar workers in China reached approximately 168.3 million, 395.5 million and 12.0 million respectively. White-collar workers and gold-collar workers refer to people who perform professional, desk, managerial, or administrative work, among which gold-collar workers earn an annual salary above RMB250,000. Blue-collar workers usually refer to people who perform manual or service-related work in the secondary sectors such as manufacturing and construction industry and the tertiary sector such as accommodation and catering industry, and local life service industry.
The recruitment market for white and gold-collar workers remain resilient with robust growth momentum. Employers recruiting white and gold-collar job seekers are also less cost sensitive and generally have higher requirement budget. In particular, white-collar workers, traditionally the largest user group for online recruitment, are still experiencing a rising service penetration rate, which is expected to grow from 53.7% in 2021 to 69.5% in 2026. The market size of China’s online recruitment for white-collar workers in terms of revenue is expected to increase to RMB88.4 billion in 2026, representing a CAGR of 20.4% between 2021 and 2026.
Blue-collar recruitment is a market with massive opportunities. Blue-collar workers feature a larger population base, higher job-switching frequency, and higher growth potential for the penetration of recruitment services. In the past, blue-collar workers in China conduct job hunting mainly through referrals by acquaintances or walk-ins, which resulted in asymmetry and limitation in recruitment information. Blue-collar workers value the authenticity of and easy access to job information, abundant opportunities, and immediate feedback provided by employers when they look for a new job, while recruiters of blue-collar jobs are usually cost sensitive.
Urbanization has brought structural changes that create even more growth opportunities for blue-collar online recruitment. The online recruitment penetration rate for blue-collar workers in China is estimated to grow from 15.6% in 2021 to 35.5% in 2026. Meanwhile, the market size of China’s online recruitment for blue-collar workers in terms of revenue is expected to reach RMB152.4 billion in 2026, representing a CAGR of 36.3% between 2021 and 2026, outgrowing the overall online recruitment market.

INDUSTRY OVERVIEW

Strong growth among all groups within China’s online recruitment market

Source:   CIC Report
Increasing penetration for all groups, while blue-collar job seekers have highest growth potential

Source:
CIC Report

Note:
The online recruitment penetration rate for job seekers refers to the percentage of job changes in which the job seekers provide complete personal information and obtain job information online (i.e., via third-party job websites, mobile applications or mini programs).

High growth potential in online penetration among employers
The number of enterprises in China, according to the State Administration for Market Regulation, increased from approximately 26.0 million in 2016 to approximately 48.4 million in 2021, representing a CAGR of 13.3% between 2016 and 2021. As a result of China’s rapid economic growth and the increasing disparity between supply and demand in the labor markets, offline recruitment service providers are typically less efficient, while online recruitment service providers significantly improve the recruitment efficiency and reduce the recruitment cost through technology and innovation. According to the CIC Report, cost per hire for online recruitment was approximately one fifth of that for offline recruitment in 2021. Therefore, more and more businesses begin to turn to online recruitment platforms. COVID-19 also accelerated existing trends in bringing the recruitment process online and increased the market penetration of online recruitment platforms. The online recruitment penetration rate for enterprises in China is expected to continue to grow from 26.8% in 2021 to 39.0% in 2026. Penetration rates of online recruitment for large-sized, medium-sized, and small-sized enterprises were approximately 87.6%, 61.8% and 26.2% by 2021.

INDUSTRY OVERVIEW

In addition to the wider adoption across enterprises for online recruitment services, the emerging direct recruitment model is SME-friendly and allows more managerial people to participate in the recruitment process early on. SMEs, as the largest segment of China’s enterprises in terms of entity number, were historically underserved and have a massive demand for cost-effective talent acquisition services. With growing number of companies adopting flat organizational structures, more traditionally non-professional recruitment personnel are becoming recruitment decision makers, which creates significant incremental demand for efficient online recruitment services.
Leveraging industry knowhow developed in the online recruitment industry, recruitment platforms are also extending the services they provide along the recruitment value chain and into the broader human resource services market, thereby generating more cross-selling opportunities.
Enterprises’ increasing adoption of online recruitment services in China

Source:
State Administration for Market Regulation, CIC Report

Note:
The online recruitment penetration rate for enterprises refers to the percentage of online recruitment users among the total number of enterprises, excluding individual businesses.

Increasing penetration for all groups, while small-sized enterprises have highest growth potential

Source:
CIC Report

Note:
The online recruitment penetration rate for enterprises refers to the percentage of online recruitment users among the total number of enterprises, excluding individual businesses.

INDUSTRY OVERVIEW

FUTURE TRENDS OF ONLINE RECRUITMENT MARKET
Incremental demand better supported by the direct recruitment model.   The new direct recruitment model has unleashed incremental online recruitment service demand from businesses. Players that have embraced this model are best positioned to capture such demand, thereby deepening their competitive moat and reinforcing their market leading position.
Increasing emphasis on user privacy and authenticity of job postings.   As the current demand for talents exceeds the number of talents available in the job market in China, job seekers now have more bargaining power in the recruitment process. Online recruitment platforms thus increasingly focus on providing a more job-seeker-centric experience and ensuring the authenticity of the information posted and better protect user privacy.
Increasing management engagement in recruitment.   Nowadays, more individuals within a company join the recruitment process, including executives or middle-level managers of large enterprises and SME and micro business owners, who are themselves supervisors. Their involvement simplifies the recruitment process, and allows candidates to directly communicate with the final decision-makers. Compared to recruiting professionals, the management team and supervisors can better and more effectively assess the candidates’ capabilities.
Digitalization across the recruitment value chain.   Digitalization has led to new technology and created new mode of interaction between people, unlocking untapped potential in the recruitment value chain. Nowadays, many steps within the recruitment process are still carried out offline, presenting significant opportunities to digitalize the entire job hunting and recruitment process.
Closed-loop and comprehensive service offerings.   Online recruitment service providers have been actively collaborating with other market participants, including headhunters and traditional agencies to enhance recruitment efficiency and provide a closed-loop recruitment service. Moreover, online recruitment service providers can provide ancillary human resource services such as flexible employment, payroll and benefits outsourcing, and talent training and development.
ENTRY BARRIERS FOR THE ONLINE RECRUITMENT MARKET
Large job seeker and employer user base.   The ability to develop a large job seeker and employer user base forms one of the key entry barriers to China’s online recruitment market. Recruitment platforms with large job seeker and employer user base can accumulate more talents with different career development goals, occupation inclination and job position preferences and employers offering diverse job opportunities. This enables the platform to expand its presence in more geographic areas, serve users from diverse industries, cover expansive recruitment scenarios and achieve high brand awareness. As the accumulation of job seekers and employers takes substantial time and investment, online recruitment platforms with large and active user base enjoy sustained competitive edge that help them stay ahead of the competition.
Deep vertical industry know-how and expertise.   Accurate job and candidate matching is challenging given the complexity of job classification, continuous changes of the labor market and unique preferences of each individual job seeker and employer. Online recruitment platforms with profound understanding of the industry and industry participants can better collect and label data, train and iterate recommendation algorithm and design services and features that best tailor to user needs and help users increase job hunting and recruitment efficiency. Extensive know-how and expertise working with employers also provide online recruitment platforms with competitive advantages in designing mechanisms to verify job seeker and employer identity, protect user privacy, detect fraudulent information and prevent employer misconduct during the recruitment process.
Robust technological capabilities.   Cutting-edge technologies such as cloud computing and big data analysis have been redefining the way online recruitment platforms provide job and candidate recommendation and encourage user interaction. For instance, online recruitment platforms with advanced data analytics and robust technical architecture can pick up tiny changes of preference demonstrated through each user’s

INDUSTRY OVERVIEW

interaction on the platform and provide more customized and accurate job and candidate matching recommendations. Enterprise users and job seekers are thus more inclined to use recruitment platforms with robust technological capabilities to enjoy a more efficient and fulfilling recruiting and job hunting experience. As technology has been playing an instrumental role in improving recruiting and job hunting efficiency, established players with leading technology capacity are best positioned to maintain competitive advantages.
Cost-effective and highly efficient recruitment services.   Employers are increasingly looking for comprehensive recruitment solutions that can help them recruit talents in a cost-effective and efficient way. It is usually time consuming and costly for employers to post and promote jobs, source ideal candidate through a large candidate pool and communicate with desirable job seekers. Established players in the industry are better poised to make the hiring process more efficient and affordable leveraging large user base, advanced recommendation algorithm and deep industry know-how. The capability to deliver cost-effective and efficient recruitment services make it difficult for new entrants to enter the market.
COMPETITIVE LANDSCAPE OF ONLINE RECRUITMENT MARKET
China’s online recruitment market remains fragmented. Market participants in China’s online recruitment market primarily include online recruitment platforms, online classifieds, and online portals offered by recruiting agencies.
The online recruitment platforms with a direct recruitment model are usually able to bring more interaction, higher hiring efficiency, and better user experience, so as to attract more users. As the pioneer of the direct recruitment model in China, we are the largest online recruitment platform in China in terms of average mobile MAU and market share in 2021 and the six months ended June 30, 2022.
		In 2021			In the Six Months Ended June 30, 2022
Ranking	Platform	Average mobile MAU	Average mobile DAU/Average mobile MAU	Market share in online recruitment industry(1)	Average mobile MAU	Average mobile DAU/Average mobile MAU	Market share in online recruitment industry(1)
		(in millions)			(in millions)
1	Our Company	27.1	26.7%	5.9%	25.9	27.8%	6.1%
2	Platform A(2)	14.0	18.0%	2.9%	19.8	20.5%	2.7%
3	Platform B(3)	10.9	18.5%	3.9%	16.7	19.5%	3.6%
4	Platform C(4)	6.4	19.7%	3.2%	7.4	20.6%	3.3%

Source:
CIC Report

Notes:
(1)
Market share in terms of online recruitment revenue.

(2)
Platform A is a webpage-native online recruitment platform, that mainly provides online recruitment services and other HR services. It is owned by a private company incorporated in 1994 and headquartered in Beijing, China.

(3)
Platform B is a webpage-native online recruitment platform, that mainly provides online recruitment services and other HR services. It is owned by a private company incorporated in 1998 and headquartered in Shanghai, China.

(4)
Platform C is a webpage-native online recruitment platform, that mainly provides online recruitment services. It is owned by a Hong Kong-listed company incorporated in 2011 and headquartered in Beijing, China.

REGULATIONS

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject.
REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATION SERVICES
Value-added Telecommunications Services
An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant governmental authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunication activities.
On September 25, 2000, the State Council promulgated the Telecommunication Regulation of the PRC (《中華人民共和國電信條例》), or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. On December 28, 2015, the MIIT promulgated the Classification Catalogue of Telecommunications Services (2015 version) (《電信業務分類目錄(2015年版)》) which was amended on June 6, 2019.
According to the Telecommunications Regulations and the Classification Catalogue of Telecommunications Services, there are two categories of telecommunication activities, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, shall be approved by MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business, or VAT License. The Measures for the Administration of Telecommunications Business Licensing (《電信業務經營許可管理辦法》), or the Licenses Measures, issued by MIIT on March 1, 2009 and last amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing, set forth more specific provisions regarding the types of licenses required to operate VATS and the application for and the approval, use and administration of a telecommunications business permit.
Internet Information Services
The Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities.
According to the Internet Measures, violators may be subject to penalties, including criminal sanctions, for providing Internet content that: opposes the fundamental principles stated in the PRC Constitution; compromises national security, divulges national secrets, subverts national power or damages national unity; harms national dignity or interest; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; undermines the PRC’s religious policy or propagates superstition; disseminates rumors, disturbs social order or disrupts social stability; disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or is otherwise prohibited by law or administrative regulations. An Internet information service provider may not post or disseminate any content that falls within prohibited categories and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate any of the abovementioned content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

REGULATIONS

In addition to the Telecommunications Regulations and other regulations above, mobile Internet applications (the “APPs”) and the Internet application store (the “APP Store”) are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services (《移動互聯網應用程序信息服務管理規定》), or the APP Provisions, which was promulgated by the CAC on June 28, 2016, amended on June 14, 2022 and became effective on August 1, 2022. The APP Provisions regulate the APP information service providers and the APP Store service providers and the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively.
The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc.
The Administrative Regulations on Services of Online Comment Threads (《互聯網跟帖評論服務管理規定》), which was promulgated by the CAC on August 25, 2017 and became effective on October 1, 2017, requires that the service providers of online comment threads shall (i) certify the real identity information of the registered users according to the principles of “using real name at back end and using alias or real name voluntarily at front end”; (ii) establish and improve a protection system for user information; (iii) establish a sound review management, real-time inspection, emergency response and other information security management systems for the comment threads, timely discover and handle illegal information, and report the same to the competent authorities.
The Administrative Regulations on Internet Forum Community Services (《互聯網論壇社區服務管理規定》), which was promulgated by the CAC on August 25, 2017 and became effective on October 1, 2017, requires that the service providers for internet forum community shall implement primary duties, establish and improve a sound information security management system for information censorship, real-time inspection on public information, emergency response and personal information protection, have safe and controllable measures, equip professionals suitable for the scale of service, and provide necessary technical support to relevant authorities in their performance of duties according to law.
The Provisions on the Ecological Governance of Network Information Contents (《網絡信息內容生態治理規定》), which was promulgated by the CAC on December 15, 2019 and became effective on March 1, 2020, clarifies the scope of content to be encouraged, prohibited or prevented production, reproduction and release. Producers of network information contents shall take measures to prevent and resist the production, reproduction and release of any adverse information with the following contents: (i) those using an exaggerated title, with the content seriously inconsistent with the title; (ii) those speculating in gossip, scandal or notoriety, etc.; (iii) those improperly commenting on natural disasters, major accidents or other disasters; (iv) those containing sexual cues or sexual teasing or others that are easily suggestive of sex; (v) those causing physical or mental discomfort such as bloodiness, horror and cruelty; (vi) those inciting mass discrimination or regional discrimination, etc.; (vii) those preaching tasteless, vulgar and kitsch contents; (viii) those probably inducing minors to imitate unsafe acts or acts violating social morality, or inducing minors to have unhealthy hobbies; and (ix) any other content that has an adverse impact on cyber ecology. A network information content service platform shall establish a mechanism for ecological governance of network information contents, formulate detailed rules for ecological governance of network information contents of its own platform, and improve systems for user registration, account management, information release review, thread comment review, page ecological management, real-time inspection, emergency response, and disposal of network rumors and black industry chain information. Users of network information content services, producers of network information contents and network information content service platforms shall not tamper with or hijack traffic, falsely register accounts or illegally trade accounts, or manipulate user accounts, manually or by technical means, thereby disrupting the order of cyber ecology.
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management (《關於進一步壓實網站平台信息內容管理主體責任的意見》), effective on the same date, or the Opinions. The Opinions

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stipulates that website platforms shall perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism and the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.
On January 22, 2021, the CAC promulgated the Administrative Provisions on the Information Services Provided Through Official Accounts of Internet Users (Revised in 2021) (《互聯網用戶公眾賬號信息服務管理規定》(2021修訂)), which requires that an information service platform for official accounts shall perform the primary responsibility for management of information content and official accounts, allocate management personnel and technical capabilities compatible with its business scale, set up the post of the person in charge of content security and establish, improve and strictly implement the management systems for account registration, information content security, ecological governance, emergency response, cybersecurity, data security, personal information protection, intellectual property protection and credit rating, etc.
The Administrative Provisions on the Account Information of Internet Users (《互聯網用戶賬號信息管理規定》), which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision the account information of Internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.
On September 17, 2021, the CAC, the MIIT, the SAMR, the MPS, the MCT and several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services (《關於加強互聯網信息服務算法綜合治理的指導意見》), effective on the same date, which stipulates that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the CAC, the MIIT, the MPS and the SMAR jointly issued the Administrative Provisions on Internet Information Service (《互聯網信息服務算法推薦管理規定》), or the Algorithm Recommendation Provisions, which took effect on March 1, 2022. The Algorithm Recommendation Provisions provides the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly disclose the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers shall perform their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and publicize the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. An algorithm recommendation service provider with public opinion attribute or social mobilization ability shall fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm self-assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.
On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services (《互聯網彈窗信息推送服務管理規定》) was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that providers of Internet pop-up window information push services shall implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

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Foreign Investment in Value-Added Telecommunications Industry
Pursuant to the Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (Revised in 2022) (《外商投資電信企業管理規定(2022修訂)》), which was promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022 by the State Council, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) is up to 50%. As of the date of this document, the VIE has obtained an ICP License for providing internet information services.
According to the Notice of the Ministry of Information Industry (currently known as the MIIT) on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services (《信息產業部關於加強外商投資經營增值電信業務管理的通知》) promulgated by the MIIT on July 13, 2006, a telecommunications enterprise within the territory of PRC may not lease, shift or sell any license for telecommunications business in any form, or provide resources, places and facilities or any other condition for any foreign investor to engage in any illegal telecommunications operation by any means within the territory of PRC.
REGULATIONS RELATING TO ONLINE TRANSMISSION OF AUDIO-VISUAL PROGRAMS
According to the Administrative Regulations on Internet Audio-Visual Program Service (《互聯網視聽節目服務管理規定》), or the Internet Audio-Visual Program Regulations, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT and the Ministry of Information Industry (currently known as the MIIT) on December 20, 2007 and were last amended on August 28, 2015, “internet audio-video program services” means producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain a license for online transmission of audio-visual programs, or Audio-Visual License or make the audio-visual filing. Entities engaged in Internet audio-visual program services without approval may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed.
According to an Q&A session for reporters’ questions on the Administrative Provisions on Internet-based Audio-visual Program Services (《就<互聯網視聽節目服務管理規定>答記者問》) issued by the SAPPRFT on its official website on February 3, 2008, units that legally provide Internet audio-visual program services before the issuance of the Administrative Provisions on Internet-based Audio-visual Program Services, as long as the relevant operators do not violate laws and regulations, have the right to re-register their businesses and continue to operate Internet audio-visual program services. This exemption will not be granted to Internet audio-visual program service units established after the release of the Administrative Provisions on Internet-based Audio-visual Program Services. These policies were later reflected in the Notice on Issues Related to the Application and Examination of the Permit for Spreading Audio-Visual Programs via Information Network (《關於做好<信息網絡傳播視聽節目許可證>申報審核工作有關問題的通知》) issued by the SAPPRFT on May 21, 2008 and last amended on August 28, 2015.
However, according to the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry (《國務院關於非公有資本進入文化產業的若干決定》) promulgated by the State Council and became effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector (《關於文化領域引進外資的若干意見》) promulgated by the Ministry of Culture, the SAPPRFT, the NDRC, and MOFCOM and became effective on July 6, 2005, non-state-owned enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. As of the date of this document, we have not obtained the Audio-Visual License or make the audio-visual filing for providing internet audio-visual program services and content through our online recruitment platform in China. See “Risk factors — Risks Relating to Our Business and Industry — Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our

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business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our current business model.”
On March 30, 2009, the State Administration of Radio, Film and Television or the SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs (《關於加強互聯網視聽節目內容管理的通知》), which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements.
On January 2, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Management of Internet Audio-Visual Programs such as Online Dramas and Micro Movies (《關於進一步完善網絡劇、微電影等網絡視聽節目管理的補充通知》), which requires institutions engaged in the production of Internet audio-visual programs such as online dramas and micro films shall obtain a Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity shall not broadcast online dramas, micro films and other Internet audio-visual programs produced by institutions that have not obtained the Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity can only forward programs uploaded by individuals who have verified their true identity information, and the programs must comply with relevant content management regulations. Internet audio-visual programs (including online dramas and micro films) shall be filed with the relevant competent authorities before broadcasting.
On March 16, 2018, the SAPPRFT promulgated the Notice on Further Standardizing the Communication Order of Internet Audio-Visual Programs (《關於進一步規範網絡視聽節目傳播秩序的通知》), which stipulates (including) audio-visual platforms shall not: (i) produce and disseminate programs that spoof and vilify classic literary and artistic works; (ii) re-edit, re-dub, re-subtitle or otherwise spoof classic literary and artistic works, radio, film and television programs, and network original audio-visual programs without authorization; and (iii) spread programs that have been edited and tampered with the original intention.
According to the Administrative Provisions on Network Audio and Video Information Services (《網絡音視頻信息服務管理規定》) promulgated by the CAC, the MCT, the NRTA, on November 18, 2019, which took into effect on January 1, 2020, network audio and video information service providers shall, in accordance with the provisions of the PRC Cybersecurity Law (《中華人民共和國網絡安全法》), authenticate users’ real identity information based on organization code, identity card number, mobile phone number, etc. Network audio and video information service providers shall not provide information release services for users who fail to provide their real identity information. Network audio and video information service providers shall fulfill their responsibilities as subjects of information content security management, have in place professionals commensurate with their service scale, establish and improve their systems in respect of user registration, information release review, information security management, emergency response, education and training of practitioners, protection of minors, and protection of intellectual property rights. Network audio and video information service providers shall strengthen the management of the audio and video information released by network audio and video information service users, deploy and apply illegal and non-real audio and video identification technologies; if any audio and video information service user is found to produce, release or disseminate the information content prohibited by laws and regulations, the transmission of such information shall be ceased in accordance with the law or as agreed, and disposal measures such as deletion shall be taken to prevent the information from spreading, save relevant records, and report to administrations of cyberspace, culture and tourism, radio and television, etc.
On January 9, 2019, the China Netcasting Services Association promulgated the Network Short Video Platform Management Specification (《網絡短視頻平台管理規範》) and the Detailed Rules for the Censorship Standards for Online Short Video Content (《網絡短視頻內容審核標準細則》), as last amended on December 15, 2021, which clarifies that the network short video platform implements the program content review before broadcasting system, all short videos broadcast on the platform should be reviewed before broadcasting and the program shall not contain illegal or immoral content.

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REGULATIONS RELATING TO ONLINE LIVE STREAMING SERVICES
On November 4, 2016, the CAC promulgated the Regulations for the Administration of Online Live Streaming Services (《互聯網直播服務管理規定》), or the Online Live Streaming Services Regulations, which became effective on December 1, 2016. The Online Live Streaming Services Regulations require providers of online live streaming services taking multiple measures when operating live streaming services, which includes (i) establishing a platform for censoring contents for live streaming, managing such contents based on category and level of user scale thereof, adding or broadcasting identification information of the platform for contents in the form of images/texts, video, and audio, and censoring news and information for live streaming and the interactions thereof prior to releasing them; (ii) authenticating real identity information of each user of online live streaming services based on mobile phone number in the principle of “real name in background, and willingness in foreground”; (iii) verifying real identity information of each online live-stream releaser, filing such information with local CAC branches in provinces, autonomous regions and centrally- administered municipalities on a classification basis, and providing relevant law enforcement authority with such information upon lawful request thereby; (iv) concluding a service agreement with any user of online live streaming services, defining rights and obligations of both sides, and requiring the user to comply with the laws, regulations and the platform convention; and (v) establishing a blacklist management system to prohibit any online live streaming services user included on the blacklist from registering another account, and reporting the blacklist to the CAC branch in the province, autonomous region or centrally- administered municipality where it is located.
According to the Online Live Streaming Services Regulations, where a provider of online live streaming services or an online live-stream releaser provides Internet-based news and information service without or beyond permission, the CAC branches in provinces, autonomous regions and centrally-administered municipalities shall impose punishment on the provider or the releaser in accordance with the Regulations for the Administration of Internet-based News and Information Services (《互聯網新聞信息服務管理規定》). The CAC and its local branches shall, ex officio, impose punishment according to law on offenders otherwise violating the Online Live Streaming Services Regulations, and such offenders shall be prosecuted for criminal liability according to law if such violation constitutes a crime. Where online live streaming services, which are provided through online performances and online audio-visual programs, violate relevant laws and regulations, the authorities concerned shall impose punishment in accordance with the laws. On September 2, 2016, the SAPPRFT promulgated the Notice of Issues Related to Strengthening the Management of Live Streaming Service of Online Audio-Visual Programs (《關於加強網絡視聽節目直播服務管理有關問題的通知》), which requires that the online audio-visual live streaming of cultural activities, sports, major political, military, economic, social and cultural activities of general social groups must hold appropriate Audio-Visual License and that the information about the special activities to be live stream must be filed with the Provincial Department of the SAPPRFT in advance.
According to the Measures for the Administration of Cyber Performance Business Operations (《網絡表演經營活動管理辦法》), promulgated by the Ministry of Culture, or MOC (currently known as the MCT), on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an Internet Culture Business License, or the ICB License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its ICB License in a conspicuous position on its homepage.
According to the Notice on Tightening the Administration of Online Live-streaming Services (《關於加強網絡直播服務管理工作的通知》) jointly promulgated by the MIIT and other five promulgation authorities on August 1, 2018, online live-streaming services providers shall fulfill the website ICP filing formalities with the competent department for telecommunications according to the law. Online live-streaming services providers involved in the operation of telecommunications services and Internet-based news information, online performances, live broadcast of internet audio-visual programs and other services shall apply to the relevant departments respectively for obtaining licenses for the operation of telecommunications services, Internet-based news information services, network cultural operations, and dissemination of audio-visual

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programs through information networks and shall complete record-filing formalities with the local public security authorities in accordance with the relevant regulations within 30 days of their live-streaming services being launched.
According to the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming (《關於加強網絡秀場直播和電商直播管理的通知》) issued by the NRTA on November 12, 2020, with respect to platforms providing online show live streaming services or e-commerce live streaming services, the overall ratio of front-line content reviewers to online live streaming rooms shall be 1:50 or higher. A platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.
In addition, on February 9, 2021, the MIIT, the MPS, the MCT and the NRTA and other three promulgation authorities jointly promulgated the Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming (《關於加強網絡直播規範管理工作的指導意見》), which requires that Live-streaming platforms carrying out profit-making online performances shall hold the Permit for Network Culture Business and go through ICP record-filing; live-streaming platforms carrying out online audio-visual program services shall hold the License for Online Transmission of Audio-Visual Programs (or complete registration with the national information registration management system for online audio-visual platforms) and go through ICP record-filing; and live-streaming platforms carrying out Internet news information services shall hold the Permit for Internet News Information Services. Online live-streaming platforms shall timely go through the enterprise record-filing formalities with local competent Governmental Authorities such as the cyberspace administration authorities, and platforms ceasing to provide live-streaming services shall timely cancel their record-filing.
On September 4, 1991, the SCNPC promulgated the Law of the PRC on the Protection of Minors (《中華人民共和國未成年人保護法》), or the Protection of Minors Law which came into effect on January 1, 1992 and were last amended on October 17, 2020. According to the Protection of Minors Law, online live-streaming service providers shall not provide minors under the age of 16 with the account registration service of online live-streaming publishers; when providing account registration service of online live-streaming publishers for minors reaching the age of 16, the service providers shall verify the identity information of the minors and obtain the consent of their parents or other guardians.
REGULATIONS RELATING TO INTERNET CULTURE ACTIVITIES
On May 10, 2003, the MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions (《互聯網文化管理暫行規定》), which became effective on July 1, 2003 and was last amended on December 15, 2017. The Internet Culture Provisions require Internet information services providers engaging in commercial “Internet culture activities” to file an application for establishment to the competent culture administration authorities for approval and obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. For any organization that engages in commercial Internet culture activities without approval, the cultural administration authorities or the cultural market enforcement authorities of the people’s government above county level with jurisdiction shall order it to cease the commercial Internet culture activities, give it a warning and impose concurrently a fine less than

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RMB30,000 against it; if it refuses to cease the commercial Internet culture activities, it shall be blacklisted in the cultural market and be subject to punishment for dishonesty in accordance with the law.
In addition, according to the Negative List and Several Opinions on the Introduction of Foreign Investment in the Cultural Field (《關於文化領域引進外資的若干意見》), promulgated by the MOC and other four government authorities, foreign-invested enterprises are not allowed to engage in the above-mentioned Internet cultural activity.
On August 12, 2013, the MOC promulgated the Measures for the Administration of Content Self-Examination of Internet Culture Organizations (《網絡文化經營單位內容自審管理辦法》), which became effective on December 1, 2013. Before providing services to the public, Internet culture organizations shall examine the contents of Internet culture products and services. An Internet culture organization shall establish a content management system, clarify the responsibilities, standards, processes and accountability methods of content audit, and report to the administrative department of culture at the provincial level for record.
REGULATIONS RELATING TO INFORMATION SECURITY AND CENSORSHIP
Internet content in China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security (《關於維護互聯網安全的決定》) on December 28, 2000, which was last amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.
On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law (《中華人民共和國網絡安全法》), which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC.
On June 22, 2007, the MPS, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security (《信息安全等級保護管理辦法》), or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”, and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades. The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection and the Guidelines for Grading of

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Classified Protection of Cyber Security (《信息系統安全等級保護定級指南》), and report the grade to the relevant department for examination and approval.
On April 13, 2020, the CAC, NDRC, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures (《網絡安全審查辦法》), effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, if operators of critical information infrastructure anticipate that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. If the relevant authorities believe that the network products or services or data processing activities of relevant operators affect or may affect national security, they may initiate the cybersecurity review against such operators.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), or the Data Security Law, which came into effect on September 1, 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data.
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination.
On November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security; (ii) [REDACTED] abroad of data processors processing over one million individuals’ personal information; (iii) data processors’ [REDACTED] in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, as of the Latest Practicable Date, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity “affects or may affect national security”. In addition, the Draft Regulations on Network Data Security also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year.
In addition, Online Recruitment Regulations provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the PRC laws and regulations related to

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national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and user s’ information. Moreover, HR services agencies shall establish and improve their users’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within PRC to any overseas party due to their business operation, such provision shall abide by applicable PRC laws and regulations.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers (《數據出境安全評估辦法》), which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.
REGULATIONS RELATING TO PRIVACY PROTECTION
Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection (《互聯網安全保護技術措施規定》), or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers including us to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers including us are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.
On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection (《關於加強網絡信息保護的決定》) to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users (《電信和互聯網用戶個人信息保護規定》), effective on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and

REGULATIONS

other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.
On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market (《規範互聯網信息服務市場秩序若干規定》), which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the PRC Cybersecurity Law, network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》), or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC(《中華人民共和國刑法》), including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》) to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.
On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information (《App違法違規收集使用個人信息行為認定方法》), effective on the same date. This regulation further specifies certain illegal practices of Apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such App in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose information for complaints and reporting”.

REGULATIONS

On March 12, 2021, the MIIT, the CAC, the MPS and the SAMR jointly promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (《常見類型移動互聯網應用程序必要個人信息範圍規定》), effective on May 1, 2021, which specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.
The Data Security Law specifies that the scope of the data almost includes all information records generated from every aspect of production, operation and management during the process of digital transformation of government affairs and enterprises, and requires that data shall be collected legally and properly and shall not be acquired by theft or other illegal means. An entity conducting data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training and take technical measures and other necessary measures to ensure the security of the information. In addition, data processing activities carried out through the Internet or any other information network shall be conducted on the basis of the graded protection system for cybersecurity. Risk monitoring shall be strengthened when data processing activities are conducted, and remedial measures shall be taken immediately upon discovery of any data security defect or bug. In case of data security incidents, disposal measures shall be taken immediately, users shall be timely notified in accordance with the relevant provisions and reports shall be made to the relevant competent authorities.
On August 20, 2021, the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, was passed by the SCNPC and became effective on November 1, 2021. The PIPL requires, among others, that the processing of personal information should have a clear and reasonable purpose, and should be limited to the minimum scope necessary to achieve the processing purpose, adopt a method that has the least impact on personal rights and interests, and shall not process personal information that is not related to the processing purpose.
REGULATIONS RELATING TO INTELLECTUAL PROPERTY
Regulations on Patents
Pursuant to the Patent Law of the PRC (《中華人民共和國專利法》), or the Patent Law, which was issued by the SCNPC on March 12, 1984, and last revised on October 17, 2020 and became effective as of June 1, 2021, the State Intellectual Property Office is responsible for managing patent work of the whole nation. The patent management departments of the people’s governments of each province, autonomous region and municipality directly under the central government are responsible for the patent management in their respective administrative regions. Chinese patent system adopts the principle of “prior application”, i.e. where two or more applicants file applications for patent for the identical invention or creation respectively, the patent right shall be granted to the applicant whose application was filed first. If one wishes to file application for patent for invention or utility models, the following three standards must be met: novelty, creativity and practicability. The validity period of a patent for invention is 20 years, the validity period of utility models is 10 years, and the validity period of the design is 15 years. Others may use the patent after obtaining the permit or proper authorization of the patent holder, otherwise such behavior will constitute an infringing act of the patent right.
REGULATIONS ON OVERSEAS OFFERING AND LISTING
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》), which emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listed Chinese companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems as well as amendments to relevant regulations to deal with the risks and incidents faced by overseas listed Chinese companies.
On December 24, 2021, the CSRC issued the draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券

REGULATIONS

和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and the draft Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures require that PRC domestic companies which directly or indirectly seek to offer and list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities and be listed in an overseas market based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents. Failure to complete the filing under the Draft Provision may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of such provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked. The controlling shareholders, actual controllers, directors, supervisors and senior executives of the PRC domestic companies may be given a warning and be separately or concurrently subject to a fine of not less than RMB500,000 but not more than RMB5 million. As of the date of this document, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our history, development and corporate structure.
OVERVIEW
We commenced operations by setting up Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, in December 2013. Our holding company, KANZHUN LIMITED, was incorporated under the laws of the Cayman Islands in January 2014 to facilitate offshore financing. In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in China, Beijing Glory Wolf Co., Ltd., or our WFOE. In May 2014, we entered into a series of contractual arrangements with the VIE and its sole shareholder then. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements in December 2014, June 2016, February 2017, February 2020 and September 30, 2022. Over the years, we become the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022, according to the CIC Report. In June 2021, we listed our ADSs on the Nasdaq Global Select Market under the symbol “BZ.”
Our Founder, Mr. Peng Zhao is recognized as a leading figure in the Chinese human resources and internet sectors with over 23 years of industry experience. Please see the section titled “Directors and Senior Management” for further details of the work experience of Mr. Peng Zhao.
BUSINESS MILESTONES
The following is a summary of our key business development milestones:
Timeline	Event
July 2014	We launched our “BOSS Zhipin” app.
April 2016	We launched paid services to enterprise users.
June 2018	We ran marketing campaigns during the 2018 FIFA World Cup.
July 2019	Our MAU ranked the first among the industry peers for the first time in July 2019.(1)
June 2021	We listed our ADSs on Nasdaq under the symbol “BZ.”
June 2021	We served 100 million verified users (including job seekers and enterprise users).

Note:
(1)
According to the CIC Report.

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES
The principal business activities and date of establishment of each member of our Group that made a material contribution to our results of operations during the Track Record Period are shown below:
Name	Principal business activities	Date and jurisdiction of establishment
Beijing Huapin Borui Network Technology Co., Ltd.	Online recruitment services	December 25, 2013, PRC
Techfish Limited	Investment holding	February 14, 2014, Hong Kong
Beijing Glory Wolf Co., Ltd.	Management consultancy and technical services	May 7, 2014, PRC
LISTING ON NASDAQ
On June 11, 2021, we listed our ADSs on Nasdaq under the symbol “BZ.” Our initial public offering of ADSs was completed on June 15, 2021. Pursuant to the initial public offering, our Company sold 48,000,000

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

ADSs representing 96,000,000 Class A Ordinary Shares at an offering price of US$19.00 per ADS; additionally, the underwriters exercised in full their option to purchase an additional 7,200,000 ADSs representing 14,400,000 Class A Ordinary Shares.
We received approximately RMB6.4 billion (US$1.0 billion) in net proceeds from our initial public offering of ADSs after deducting underwriting commissions and the offering expenses payable by us.
COMPLIANCE WITH THE RULES OF NASDAQ
Our Directors confirm that since the date of our listing on Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on Nasdaq.
REASONS FOR THE [REDACTED]
Our Directors are also of the view that the [REDACTED] and the [REDACTED] will present us with an opportunity to further expand our investor base and broaden our access to capital markets and provide us with additional funding for us to further develop our business as disclosed in the section headed “Business — Strategies” in this document. It is expected that the net [REDACTED] from the [REDACTED], after deducting the [REDACTED] commissions and other estimated [REDACTED] expenses payable by us, will amount to approximately HK$[REDACTED] million (based on the indicative Offer Price of HK$[REDACTED] per Share, and assuming the Over-allotment Option is not exercised).
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
KANZHUN LIMITED was incorporated in the Cayman Islands on January 16, 2014 to serve as our holding company.
We have historically undergone multiple rounds of pre-IPO financing between May 2014 and November 2020, resulting in the aggregate issuance of (i) 60,000,000 Series A preferred shares, (ii) 40,000,000 Series B preferred shares, (iii) 48,000,000 Series C preferred shares, (iv) 45,319,316 Series C-1 preferred shares, (v) 42,251,744 Series C-2 preferred shares, (vi) 11,497,073 Series C-3 preferred shares, (vii) 60,856,049 Series D preferred shares, (viii) 83,474,263 Series E preferred shares, (ix) 32,373,031 Series E-1 preferred shares, (x) 28,226,073 Series E-2 preferred shares, (xi) 48,689,976 Series F preferred shares, and (xii) 50,664,609 Series F+ preferred shares. All of the preferred shares had a par value of US$0.0001 each.
The major shareholding changes of our Company during the Track Record Period are as set out below.
Ordinary Shares
On August 21, 2020, we issued and sold 4,122,853 Class A Ordinary Shares to Coatue PE Asia 26 LLC for a total consideration of US$11.4 million.
On November 27, 2020, we issued 24,780,971 Class B Ordinary Shares to TECHWOLF LIMITED at a par value of US$0.0001 per share.
On March 31, 2021, we repurchased 1,181,339 Class B Ordinary Shares from TECHWOLF LIMITED for a total consideration of US$6.3 million.
On June 16, 2021, we issued 24,745,531 Class B Ordinary Shares to TECHWOLF LIMITED.
In June 2021, we issued a total of 110,400,000 Class A Ordinary Shares in the form of ADSs pursuant to our initial public offering, including those issued pursuant to the underwriters’ exercise of their option to purchase additional shares. Further details of our initial public offering are set out in the section headed “— Listing on Nasdaq” in this section.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Preferred Shares
On March 8, 2019, we issued 14,715,014 Series E+ preferred shares to INSPIRING LINK LIMITED for a total consideration of US$25.0 million. These Series E+ preferred shares were re-designated as Series E-1 preferred shares on July 4, 2019.
On June 3, 2019, we issued 17,658,017 Series E+ preferred shares to Sunshine Life Insurance Corporation Limited for a total consideration of US$30.0 million. These Series E+ preferred shares were re-designated as Series E-1 preferred shares on July 4, 2019.
On July 4, 2019, we issued 28,226,073 Series E-2 preferred shares to Image Frame Investment (HK) Limited for a total consideration of US$50.0 million.
On February 10, 2020, we issued (i) 32,459,984 Series F preferred shares to Coatue PE Asia 26 LLC and (ii) 16,229,992 Series F preferred shares to Image Frame Investment (HK) Limited for a total consideration of US$150.0 million.
On November 27, 2020, we issued (i) 18,764,670 Series F+ preferred shares to SCC Growth VI Holdco E, Ltd., (ii) 18,764,670 Series F+ preferred shares to Internet Fund VI PTE. LTD., (iii) 7,505,868 Series F+ preferred shares to Coatue PE Asia 26 LLC, (iv) 3,752,934 Series F+ preferred shares to Huaxing Growth Capital III, L.P., (v) 899,463 Series F+ preferred shares to GGV Capital VI L.P., (vi) 77,541 Series F+ preferred shares to GGV Capital VI Entrepreneurs Fund L.P., and (vii) 899,463 Series F+ preferred shares to GGV Capital VI Plus L.P. for a total consideration of US$270.0 million.
Immediately upon the completion of our initial public offering of ADSs, all the issued and outstanding preferred shares in our Company were converted into Class A Ordinary Shares on a one-for-one basis.
Our Investors Prior to the Nasdaq Listing
Since our inception, we had received 12 rounds of private financing, totalling approximately US$750 million in funds raised, including funds raised from sophisticated investor Tencent. The investments led to the issuance of certain preferred shares in the share capital of our Company which were converted into Class A Ordinary Shares immediately upon the completion of our initial public offering on Nasdaq. Further details are as set out in the sub-section headed “— Major shareholding changes of our Company — Preferred Shares” in this section.
MAJOR ACQUISITIONS, DISPOSALS AND MERGERS
We have not conducted any major acquisition or disposal during the Track Record Period.
REORGANIZATION
We have not undertaken any material reorganization step in our corporate structure.
PRC REGULATORY REQUIREMENTS
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (關於外國投資者併購境內企業的規定)) (the “M&A Rules”) jointly issued by MOFCOM, the SASAC, the STA, the CSRC, the SAIC (currently known as the SAMR) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009 with immediate effect, require that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
Our PRC Legal Adviser is of the opinion that prior CSRC approval for this [REDACTED] is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

[REDACTED] like ours under this document are subject to the M&A Rules; (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of domestic companies by offshore companies owned or controlled by the beneficial owners of our company (as defined under the M&A Rules); and (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules. However, our PRC Legal Adviser further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.
SAFE REGISTRATION IN THE PRC
Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》) (the “SAFE Circular No. 37”), promulgated by SAFE on July 4, 2014 with immediate effect which replaced the Circular of the SAFE on Foreign Exchange Administration of Equity Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知》) (the “SAFE Circular No. 75”), (a) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》) (the “SAFE Circular 13”), promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
As advised by our PRC Legal Adviser, Mr. Zhao, who indirectly holds shares in our Company and is known to us as being a PRC citizen, has completed the registration under the SAFE Circular 37.
OUR STRUCTURE IMMEDIATELY PRIOR TO THE [REDACTED]
The following diagram illustrates our corporate and shareholding structure prior to the completion of the [REDACTED] (assuming no further Shares are issued under the 2020 Share Incentive Plan):

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Mr. Zhao(1)
Other Directors(2)
Image Frame Investment (HK) Limited(3)
CTG Evergreen Investment entities(4)
Banyan Partners Fund II, L.P.(5)
Ceyuan Ventures entities(6)
Other Shareholders(7)
[16.1]%
[0.6]%
[8.3]%
[5.8]%
[5.4]%
[4.4]%
[59.4]%
KANZHUN LIMITED (Cayman Islands)
100%
Techfish Limited (Hong Kong)
Offshore
Onshore
100%
Beijing Glory Wolf Co., Ltd.
Beijing Huapin Borui Network Technology Co., Ltd.
Equity Interest
Contractual Arrangements

Notes:
(1)
Represents 140,830,401 Class B Ordinary Shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

(2)
Represents an aggregate of 4,970,562 Class A Ordinary Shares (including in the form of ADSs) held by our Directors, other than Mr. Zhao.

(3)
Represents 72,309,691 Class A Ordinary Shares (including in the form of ADSs) held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700).

(4)
Represents (i) 46,724,789 Class A Ordinary Shares (including in the form of ADSs) held by CTG Evergreen Investment X Limited, a British Virgin Islands company, and (ii) 3,606,665 Class A Ordinary Shares (including in the form of ADSs) held by CTG Evergreen Investment R Limited, a British Virgin Islands company. Both CTG Evergreen Investment X Limited and CTG Evergreen Investment R Limited (the “CTG Evergreen Investment entities”) are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD., a Cayman Islands company. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu. Ms. Xin Xu disclaims the beneficial ownership with respect to the shares held by the CTG Evergreen Investment entities except to the extent of her pecuniary interest therein.

(5)
Represents 47,286,435 Class A ordinary shares held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(6)
Represents (i) 37,122,332 Class A ordinary shares held by Ceyuan Ventures III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (ii) 1,334,450 Class A ordinary shares held by Ceyuan Ventures Advisors Fund III, LLC, a Cayman Islands company. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC (the “Ceyuan Ventures entities”) are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole director of Ceyuan Ventures Advisors Fund III, LLC. Mr. Bo Feng holds 100% of the voting power in Ceyuan Ventures Management III, LLC.

(7)
Represents (i) 456,048,226 Class A Ordinary Shares underlying the ADSs held by our Depositary, excluding (a) 17,454,538 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan, and (b) 13,315,440 Class A Ordinary Shares underlying the ADSs held by our Directors and Shareholders that have been included in footnote (2)-(4) above, and (ii) 62,465,415 Class A Ordinary Shares held by other Shareholders, who invested in us before our listing on Nasdaq. As of the Latest Practicable Date, the Shares as described in (i)(a) are not held by the Depositary on behalf of any person, as the relevant awards have not yet been exercised or vested. The Depositary is not entitled to exercise the voting rights attached to such Class A Ordinary Shares pursuant to the deposit agreement; only holders of the ADSs representing such Class A Ordinary Shares may exercise the relevant voting rights by giving the necessary instructions to the Depositary.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]
The following diagram illustrates our corporate and shareholding structure following the completion the [REDACTED] (assuming the [REDACTED] is not exercised and no further Shares are issued under the 2020 Share Incentive Plan):

Notes (1) – (7):
See Notes (1) – (7) in preceding pages under the section headed “— Our structure immediately prior to the Global [REDACTED].”

BUSINESS

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OUR VISION
Redefine every individual’s career development with technology and a passion towards delivering user satisfaction, by optimizing efficiency, equality and choice.
WHO WE ARE
We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022, according to the CIC Report. We have pioneered the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform. According to CIC, we were the first in China to adopt the direct recruitment model for the online recruitment industry. Our innovative business model is developed on an approach that is fundamentally different from other existing business models at the time of its inception and has since transformed the online recruitment industry and user behavior in China.
Leveraging the power of our business model and technology innovations, we efficiently connect job seekers and enterprise users and reinvent how they interact with each other, thereby greatly improving their job hunting and recruitment efficiency, which in turn contributed to our business success in terms of scale and growth. Our average MAU reached 25.9 million in the six months ended June 30, 2022. Our verified job seekers, verified enterprise users and verified enterprises reached 100.8 million, 17.2 million and 8.9 million as of June 30, 2022, respectively. Our paid enterprise customers reached 3.8 million in the twelve months ended June 30, 2022. In the six months ended June 30, 2022, our platform generated an average of 3.0 billion chat messages every month.
We have also achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of June 30, 2022, white and gold-collar users, blue-collar users, and college students as percentage of our job seeker user base reached 54.5%, 29.3% and 16.2%, respectively. We serve all of the 2021 Fortune China 500 companies. Out of the total number of verified enterprises we served, 84.6% had less than 100 employees as of June 30, 2022.
PAIN POINTS OUR INDUSTRY FACES
The online recruitment industry in China has traditionally suffered from two pain points: job seekers find it difficult to locate suitable job positions, and employers find it hard to secure suitable job candidates. Job seekers and employers yearn for a new platform that can deliver unprecedented efficiency.
These pain points have been caused by the following three common characteristics of the traditional industry players.
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Resume centric.   Traditional resume centric model provides limited functionality beyond submission and downloading of resumes. Information flows one way, only from job seekers to employers, via a few pages of stylized introductions, and job seekers often receive tardy responses, if any.

•
Search-based.   A search-based model unevenly drives internet traffic towards top candidates with stellar credentials and well-known corporations with deep pockets, leaving behind the vast majority of other job seekers and SMEs with tremendous unmet demand. This led to an inability for traditional online recruitment platforms to tap into the blue-collar recruitment market and serve the traditionally underserved SME employers.

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•
Limited user coverage.   Because of traditional models’ inability to provide customized and accurate recommendations, they are forced to limit their user coverage and focus on serving only a subset of users.

Cognizant of the industry pain points and their root causes, our founders set out eight years ago to create a transformative mobile-native product “BOSS Zhipin” that is communication-oriented, provides feed-based recommendation and attracts a full spectrum of users. Our innovative business model has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises, which in turn contributes to our rapid growth and industry leading position.
OUR PLATFORM
We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, a mobile-native online recruitment platform that promotes instant direct chats between enterprise users and job seekers, delivers accurate matching results, and is powered by proprietary algorithms and big data insights. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.
Our Platform Participants
Job seekers:   We have a large and fast growing pool of job seekers consisting of white and gold-collar users, blue-collar users and college students.
Enterprise users:   We serve an extensive network of employers covering small, mid-sized and large businesses across a broad range of industries and diverse geographic areas. Enterprise users of our platform include Bosses and recruiting professionals.
Bosses:   Bosses refer to executives or middle-level managers of large enterprises and SMEs and micro business owners, who are the key decision makers that can better assess candidates’ capabilities, including their soft skills and cultural fit, and more efficiently identify the best people for their businesses. We get the Bosses involved on our platform from day one of our operation. Our innovative model facilitates direct interaction between job seekers and Bosses, fulfils the undiscovered demands of hiring decision makers to directly participate in the recruiting process at an early stage, and allows us to amass a large number of Bosses. As of June 30, 2022, 65.7% of our verified enterprise users were Bosses.
Recruiting professionals:   We also serve recruiting professionals, including human resource officers and specialized hiring function employees of an employer, headhunters and hiring staff from human resource agencies.
Our Pioneering Features and Value Propositions
•
Mobile-native.   We started as a mobile app, and we were built for the era of mobile internet, whereas other recruitment platforms were mainly born in the PC age and later piecemeal adapted a mobile

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interface. According to CIC, we were among the first to launch an online recruitment platform that is entirely based on mobile application. The ideology of creating a mobile-native recruitment platform is the foundation for our innovative business model that enables intelligent recommendation and two-way interactive communication and underpins many aspects of our operation. Our user interface and service design are centered around our mobile offerings, providing social-media-app type of enjoyable and intuitive user experience while enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere and receive quick responses.
•
Recommendation-based.   Technology is at the core of our platform. We provide targeted job and candidate matches and recommendations in the form of feed streams. Our high quality data, rapid product iteration, and proprietary technology infrastructure enable us to provide accurate and adequate recommendation and matching results. According to CIC, we were the first to adopt a two-sided feed-based recommendation system among online recruitment platforms.

•
Direct chat.   Either job seekers or enterprise users can initiate direct chat with their counterparties on our platform throughout the recruitment process. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent. According to CIC, we were the first to adopt a business model that promotes two-way communication through direct chat and resume delivery upon consent among online recruitment platforms.

These three features are interconnected and intertwined, making it hard for others to emulate and together help us achieve the following value propositions:
•
Convenience.   The mobile interface and natural user experience incentivize users to use the app more frequently, thereby generating more interactions and meaningful user data for more tailored recommendation and higher recruitment and job hunting efficiency.

•
Highly Interactive.   We transformed how job seekers and employers, especially Bosses, interact in the online recruiting industry. Our instant messaging function make real time interactions between job seekers and enterprise users possible, significantly stimulating user enthusiasm and cultivating a more engaged and loyal user base.

•
Efficient.   Extensive user interaction generates a large amount of user behavioral data. Such behavioral insight, combined with our extensive static user profile information, form our comprehensive datasets, which are processed by our advanced analytics and self-evolving recommendation technology, to deliver curated matching results. Rapid product iteration and constant upgrading of our matching system further enable us to provide more accurate matching results.

•
Privacy.   We highly respect job seekers, and are committed to empowering them by giving them more say in the recruitment process. We do not allow enterprise users to access job seekers’ resumes unless job seekers provide express consent. Job seekers can also make their information selectively visible to different types of enterprise users. Such mechanisms provide a powerful protection of job seekers’ privacy. We are also devoted to protecting job seekers against false information and frauds.

Our innovative direct recruitment model promotes two-way interactive communication, provides feed-based recommendation, and enables full user coverage, which effectively addresses the inefficiencies arising from the traditional resume centric and search-based model.

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Traditional Online Recruitment Platforms: Our Platform:
Resume centric	Communication-oriented
— Traditional models serve the limited role of a directory for job openings and candidate information, which resulted in the lack of meaningful user data.	— Direct recruitment model propels two-way flow of information and meaningful dialogues, thereby generating more meaningful data points to power more accurate and tailored recommendation.
— Users find it difficult to manage expectations due to the lack of communication between job seekers and enterprise users.	— Direct communication helps both job seekers and enterprise users discern the other party’s interest quickly, saving time and efforts during the recruitment and job hunting process.
Search-based	Feed-based recommendation
— Users’ search results are confined by their search term inputs.	— Feed-based recommendation factors in a wide array of factors that enable accurate job and candidate matching, including the likelihood of receiving an offer and making a successful hire.
— Search results unevenly drive internet traffic towards top candidates and well-known corporations.
—
The recommendation model is specifically designed to drive more traffic to users who are more responsive and have a higher level of interaction with other participants. This stimulates user engagement and ensures adequate exposure for more job seekers and employers with less recruitment budget.

Limited user coverage	Full user coverage
— Less accurate recommendation and irrelevant matches made it challenging to support the co-existence of diverse user base.	— Users are less disturbed by less relevant jobs and candidates, thus enabling full user coverage while providing tailored and focused user experience.
— Bosses have to rely on recruiting professionals to screen resumes, significantly prolonging the recruiting process.
—
Accurate recommendations reduce the burden to have HRs shortlist resumes and identify candidates. This opens up new scenarios for Bosses to conveniently participate in the hiring process early on, improving efficiency.

Our innovative business models and robust technology generate significant network effects. As we bring more job seekers to our platform, we gather more meaningful user data from extensive user interaction facilitated by our direct recruitment model. Underpinned by our robust recommendation system, our data insights on jobs and user preferences translate to more accurate job and candidate matching results and better user experience, thereby attracting more job seekers. More employers also join our platform to access our large and diverse job seeker base, bringing more job opportunities for our job seekers. These together build a double-sided network that continue to fuel our growth and success.

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Our Services
Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.
•
For enterprise users.   We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resumes upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

For job seekers.   We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.
OUR OPERATION AND FINANCIAL OVERVIEW
We provide services for improving recruitment and job hunting efficiency to both enterprise users and job seekers, generating most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid, supplemented by paid value-added tools to further enhance their recruitment efficiency. For job seekers, we offer job seeking services for them to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy. See “Business — Our Monetization Model” for more details on our platform’s monetization.
The following sets forth a summary of our key operation and financial results.

Notes:
(1)
Average MAU for the six months ended June 30, 2022.

(2)
As of June 30, 2022.

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(3)
Average DAU and MAU for the six months ended June 30, 2022.

(4)
Average chat messages per month for the six months ended June 30, 2022.

(5)
For the year ended December 31, 2021 and the six months ended June 30, 2022, respectively.

Note:
(1)
Please refer to “Financial Information — Non-GAAP Financial Measure.”

STRENGTHS
We believe the following strengths have contributed to our success:
Largest online recruitment platform in China with full user coverage and strong network effects
We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022, according to the CIC Report. As of December 31, 2021, our verified job seekers and verified enterprise users reached 97.9 million and 16.2 million, respectively. As of June 30, 2022, our verified job seekers and verified enterprise users reached 100.8 million and 17.2 million, respectively.
Serving different groups of people at the same time is a challenge for our peers. However, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of June 30, 2022, white and gold-collar users, blue-collar users, and college students as percentage of our job seeker user base reached 54.5%, 29.3% and 16.2%, respectively. We serve all of the 2021 Fortune China 500 companies. Out of the total number of verified enterprises, 84.6% had less than 100 employees as of June 30, 2022. Our data-driven recommendations deliver a tailored and efficient job hunting and recruitment experience for all of our users and ensure the co-existence of our diverse user base on one mobile app. Job seekers are less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that we believe meet their requirements.
Benefiting from our large and diverse user base and superior user experience, our platform has developed a powerful network effect. As more job seekers join our platform, more employers will come, bringing more job opportunities, which in turn attract more job seekers, forming a virtuous cycle. The extensive user coverage of our platform allows us to fulfill the cross job-function category and cross geographic recruitment needs of enterprise users, which offers them significantly more choices and increases the possibility of matching the right candidate with the right job, forming an even larger network of job seekers and employers. As of December 31, 2021, our verified job seekers and verified enterprise users experienced a year-on-year growth of 27.6% and 42.1%, respectively. As of June 30, 2022, our verified job seekers and verified enterprise users experienced a year-on-year growth of 5.2% and 15.4%, respectively.

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Innovative business model delivering higher recruitment efficiency and driving rapid expansion
We were the first to introduce a mobile-native, recommendation-based direct recruitment model that transformed the incumbent market practice in China’s online recruitment industry and a pioneer of direct recruitment model in the global online recruitment industry, according to CIC. Among online recruitment platforms, we were also the first to adopt a two-sided feed-based recommendation system, and the first to adopt a business model that promotes two-way communication (through direct chat and resume delivery upon consent), according to CIC.
Our recommendation-driven model provides an intuitive user experience and delivers accurate and tailored matching results. Our instant messaging function instils flexibility in the communication process, provides prompt feedback to users and enables frequent interaction. Currently, in the intelligent recommendation process, more than 90% of BOSS Zhipin’s traffic is processed by our deep learning algorithm. The convenience and efficiency brought by this model have attracted Bosses, who are not professional recruiters, to join our platform and directly communicate with job seekers, creating new scenarios that meet their underserved demands to get involved in the recruitment process early on. As the final decision-makers in the hiring process and future business supervisors, Bosses provide more accurate evaluations of candidates. Job seekers can also gain a deeper understanding of employers’ recruitment needs through directly communicating with Bosses.
Our large Boss user base, feeds-based recommendation function and the direct recruitment model address the low efficiencies in the industry. We also empower individual users (both job seekers and enterprise users) to actively participate in the recruiting process and serve the traditionally underserved talents and SMEs as online traffic is heavily tilted towards large enterprises and top job seekers on other platforms. This allows us to fulfill unmet demands and create incremental market opportunities.
As a result of our powerful and innovative model, we have achieved rapid growth ahead of our peers. Our revenues increased by 94.7% from RMB998.7 million in 2019 to RMB1.9 billion in 2020, and further grew by 119.0% to RMB4.3 billion (US$635.9 million) in 2021. Our revenues increased by 15.0% from RMB2.0 billion in the six months ended June 30, 2021 to RMB2.3 billion (US$336.0 million) in the six months ended June 30, 2022.
Superior user experience bringing about strong user loyalty and brand recognition
We are motivated by our relentless focus on superior user experience to better serve job seekers, Bosses, HRs and other recruiting individuals. We offer an intuitive user interface, easy-to-use service features, and flexible usage in addition to the efficient job hunting and recruitment user experience brought by our innovative model. We are committed to giving more say to job seekers by giving enterprise users access to job seekers’ contact information and full resume only upon job seekers’ express consent. This protects the privacy of job seekers and increases their trust towards our platform. The direct recruitment model also brings about superior user experience by allowing employers to enjoy high recruitment efficiency.
The exceptional user experience we provide increases the loyalty of our users and ensures an elevated user engagement. In 2021 and the six months ended June 30, 2022, our average DAU as a percentage of average MAU reached 26.7% and 27.8%, respectively, which was the highest among top four online recruitment platforms in China during these periods, according to the CIC Report. In the six months ended June 30, 2022, our platform generated an average of 3.0 billion chat messages per month.
The high loyalty brought about by our superior user experience allows us to grow with our users throughout their career lifecycle, continually fulfilling their job hunting and employment needs. Individuals who join our platform as job seekers at one time may come back at another time as enterprise users, recruiting on behalf of enterprises. In addition, loyal and active users help us build our brand awareness, which in turn delivers a viral marketing effect. Increasingly, more job seekers and enterprise users are attracted to our platform by word of mouth. Furthermore, we take a bottom-up approach to expand our presence within a business as one loyal and satisfied user will introduce us to Bosses and recruiting professionals from another

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team or division of the company. As more users within a company have experienced our highly efficient and quality services, we can foster larger-scale and deeper cooperation with the company.
Industry-leading technology fueling accurate recommendations
We believe in the strength of technology. Our core competitive strengths derived from our data insights, powerful algorithm and big data capacity enable us to effectively process the data and continually improve our two-sided matching accuracy. Accurate matching results allow us to attract more users and accumulate more data, which in turn improves the matching efficiency and optimizes the user experience, creating a positive feedback loop.
Our online platform generates a high level of interaction, which provides us with high quality data. We are committed to digitalizing and intellectualizing the entire recruitment process. The digitalization of each phase of the recruitment process and the high frequency and high quality interactions between our users together generate considerable behavioral data, which is being continuously fed back into our recommendation engine.
In addition to our vast data reserve and big data capabilities, our strong algorithm is also a pillar that allows us to provide more accurate job and candidate matching. We are continually improving and optimizing our proprietary algorithm and have achieved rapid iteration. Our algorithm picks up tiny changes of preference demonstrated through each user’s interaction on our platform, processes these actions instantly through our models and provides users with refined matching results within seconds. We continually improve our recommendation engine by leveraging our natural language processing capability and profound understanding of professional profiles, job descriptions and user interaction data. The use of our algorithm and data capability also helps to ensure the authenticity of information.
Multipronged go-to-market strategy that best serves diverse user demands
We have adopted a three-tiered multipronged go-to-market strategy. First, we allow most enterprise users to use the basic service for free to drive user expansion, attract users to experience our services and thus increase user stickiness. Second, we offer online self-service purchases. For enterprise customers with scattered and on-demand recruitment needs, in particular, SMEs and non-professional recruiters, the opportunity to conduct small amount and short-term purchases provides them with more flexibility. Through the self-service feature, we are able to serve the large and rapidly growing enterprise user base efficiently without the need to expand our sales team proportionally. Third, our direct sales team provides high-quality pre-sale planning and after-sales services to business customers who sign annual contracts. Unlike our peers, who rely heavily on sales teams to manually identify and acquire new customers, all of our sales leads are generated by self-developed algorithm-driven CRM system, which simplifies the sales process, provides us with more intelligent insights and sales leads, and enables us to achieve higher sales efficiency. The CRM system can automatically identify potential customers with large, long-term recruitment procurement needs from existing users and convey these information as sales leads to the sales team. The sales team will then approach such users with customized packages with an aim to convert them into customers that have annual contracts with us.
This unique sales model has resulted in high sales efficiency. The number of our paid enterprise customers increased from 1.2 million in 2019 to 2.2 million in 2020, and further to 4.0 million in 2021, and from 3.6 million in the twelve months ended June 30, 2021 to 3.8 million in the twelve months ended June 30, 2022, respectively.
Visionary management team with deep industry expertise
We have a visionary, experienced and entrepreneurial management team. The majority of our management team has been with us since our inception. Our management team is strategically savvy and has successfully built a platform that is transforming the online recruitment industry in China.
Our Founder, Chairman and Chief Executive Officer Mr. Peng Zhao is recognized as a leading figure in the Chinese human resources and internet sectors with over 23 years of industry experience. Acting on industry

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insight, Mr. Zhao has led our company on the waves of innovations in the industry and built our recruitment platform, which has successfully transformed China’s online recruitment industry and lays a solid foundation to achieve our vision.
Over the years, we have always stayed true to our original philosophy: focus on users, value technology, appreciate simplicity, and encourage self-motivation. We believe our powerful corporate culture is indispensable from what we have achieved today.
STRATEGIES
We seek to connect and empower job seekers and enterprise users through technology and innovation. We plan to attract more users, including both job seekers and enterprise users to our platform, further enhance our user experience, and improve our brand equity by focusing on the following key growth strategies.
Further increase our presence in different user groups, industries and regions
We plan to continue to drive the robust growth of our user base across the full user spectrum by optimizing our services and strengthening our branding and sales efficiencies. We intend to continue to strengthen our market position in the white-collar and gold-collar recruitment market. We plan to continue to expand to cover a fuller range of enterprises of diversified industries, regions as well as a wider spectrum of positions. We will also expand our platform to attract more recruitment professionals, including headhunters to help enterprise users identify, connect and secure more talents.
For gold-collar recruitment sector, we will provide more job opportunities for gold-collar users and more personalized services, such as on the job consulting services. We also plan to expand our user coverage in more sectors, such as finance and healthcare. We view the growth of blue-collar users as an important growth driver and our business model has been proven to be effective for blue-collar recruiting. We will continue to improve our service quality and user experience to grow our blue-collar user base. In particular, we have designed onboarding procedures and rolled out functionalities that are tailored to the recruitment patterns of the blue-collar recruitment market and well suited for blue-collar job seekers’ needs. We will also ramp up our efforts to expand our presence in lower-tier cities in China, which will enable us to serve more blue-collar users.
Increase the breadth and depth of our services to provide more closed-loop service offerings
We will further deploy our multipronged go-to-market strategy to serve more enterprises users, expand our presence within the same enterprises and increase the breadth and depth of our service offerings. We intend to pursue avenues to improve conversion of our enterprise user base into paid enterprise customers. For example, we believe each point of user engagement provides insight into user’ needs, which we can use to provide customized paid services that address their needs. Also through identifying users’ unmet needs, we are able to introduce new functionalities and further expand our product and service offerings through upselling and cross-selling, which also enhances our monetization capabilities and expand our wallet share.
We plan to further digitalize the recruitment processes and offer more services to users. We believe there is significant untapped monetization potential that ties each successful employee placement with the service fee an employer pays. We plan to further explore along the recruitment services value chain and expand our focus to successful employee placement and employee onboarding, by leveraging our large user base and our industry expertise. By broadening our product and service range along the recruitment service value chain, we will continue to transform our business into a comprehensive, integrated recruiting platform that provides more closed-loop recruitment service offerings.
Build a human resources service ecosystem to serve individual and enterprise users’ diverse needs
The unique market position we hold and the powerful network effects of our platform make us well-positioned to enter other human resources service markets beyond online recruitment, and to further explore opportunities to provide better solutions and create value with our industry leading technology and data capabilities. These markets include human resource planning, career development, performance management,

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compensation and benefits management and employment relationship management, covering the full spectrum of enterprises’ needs and the entire career lifecycle of talents.
Building on the scale of our platform, existing strong user affinity and industry knowhow that we have accumulated in the recruitment industry, we believe we are well equipped to explore business opportunities in these markets and seize significant monetization potential. We also aim to build a human resources ecosystem with more participants and service providers. As we expand our services into more human resource service markets, we will be able to grow with our users and serve the diversified needs of our individual users across their full career life cycle, and enterprise users for their diversified needs regarding talents.
Continue to invest in technological innovations and deepen our data insights
We will continue to invest in technology talent and infrastructure, which is the core of our technology strength. We plan to expand our investment in technology talent by expanding our technology team and further attract talent with expertise on key technologies. Meanwhile, we will continue to strengthen investment in deep learning and recommendation algorithm, enhance career knowledge graph, and deepen our understanding of various occupations and industries to provide more accurate and professional career services.
Further enhance our data and infrastructure security
We are committed to building a safe online platform. Our systems are designed to enforce our policies, protect users’ personal information, and abide by applicable laws and regulations. We have built a multi-level system to protect our data, because it is the backbone of our business. We protect data through a combination of processing procedures and technologies and have built a dedicated data expert team to detect risks and vulnerabilities in user privacy and data security. We plan to further upgrade our data protection procedures and technologies to address data-related violations and combat potential data breach.
We have also expended significant resources to protect our server infrastructure from external hacker attempts and attacks. We have started using proprietary private cloud maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and meet evolving regulatory requirements. In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any irregularities. We will continue to invest in technology and people to ensure the safety of our IT infrastructures, including our hardware, software and data facilities. We will also continue to strengthen our operation security by implementing new procedures and expanding our workforce to validate the authenticity of job and employer information on our platform.
OUR SERVICES
We provide online recruitment and job hunting services primarily through the BOSS Zhipin app. The below flowchart illustrates the user journey we offer to our job seekers and enterprise users.

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Informative and Interactive User Page

Job Seeker's Mini Resume Set-up

下一步
填写基本信息
向BOSS介绍一下自己吧
头像
上传求职照片被BOSS回复的几率翻倍
性别
男
女
Experience
求职身份
有正式工作经历
职场人
学生
Name
姓名
请填写姓名
Date of Birth
出生年月
请选择出生年月
Start of First Job
参加工作时间
请选择首次参加工作时间
确定

Job Seeker's Privacy Setting

BOSS查看权限
对BOSS隐藏简历
开启后，将不会在BOSS的推荐列表出现
Hide Resume from Employers
个人主页隐藏简历
开启后，BOSS访问个人主页时简历隐藏
Hide Resume on Personal Page
对BOSS隐藏求职偏好
开启后，BOSS无法查看您的办公区域偏好、沟通时间偏好等
Hide Job Preference
对BOSS隐藏活跃度
开启后，BOSS无法查看您的活跃情况
Hide Activities
对猎头/中介等经纪人隐藏简历
开启后，对所有猎头/中介等经纪人不展示「查看简历」入口
Hide Resume from Headhunters

Enterprise User's Account Set-up

创建BOSS名片
向BOSS介绍一下自己吧
Profile Pic
头像
Name
姓名
请填写真实姓名
Company
我的公司
您当前就职的公司
Position
我的职务
真实的职务，更能赢得牛人的信赖

Enterprise User's Profile Display

王女士
王女士 BOSS直聘·销售总监
欢迎主动找我询问求职机会
Name
BOSS直聘
详细资料 >
目前任职
BOSS 直聘
BOSS直聘
销售总监
企业职位 >
Current Position
工作日常活动
#公司独有的特色
上海站日常活动一脚~还有更多惊喜...全部
Story of the Company
个人标签
119位好友认可
有温度·45
亲切好沟通·22
乐观的理想主义·12
职位 10
动态
销售经理
12-15K
上海 黄浦区 外滩 经验不限·本科
大客户销售（周末休）
15-25K
上海 黄浦区 外滩 经验不限·本科
销售专员
8-13K
上海 黄浦区 外滩 经验不限·本科
Open Positions for Hiring

We have transformed the stressful process of browsing job openings and resumes to an adventure as easy and engaging as exploring social media.

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Job seekers are required to provide basic personal and professional information, to create a mini resume which can be viewed by interested enterprise users. They can easily switch their privacy settings to make their mini resumes selectively visible to enterprise users. Job seekers can also choose not to receive certain job recommendations, such as jobs in a different city.
Bosses and recruiting professionals can set up their own accounts as enterprise users, post job openings and interact with job seekers. They can also provide their experiences of working at the company, tell a story about why they love the company and their jobs, and why job seekers should consider joining the company. Our unique enterprise user page gives more depth to a company’s corporate image.

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Tailored and Accurate Recommendation Serves Full-spectrum of Users

Job Posting Recommended for Job Seekers
Career Goals
产品设计师 视觉设计师
推荐 附近 最新 北京 筛选
设计师 15-25K·13薪
A公司 已上市 10000人以上
3-5年 本科 sketch 原型设计
田女士·产品经理 朝阳区 太阳宫
Brief Description of Job Posting and Company
产品设计师 20-25K·16薪
B公司 100-499人
1-3年 大专 产品设计 沟通协作
张女士·招聘专员 海淀区 西北旺
产品经理 10-15K·14薪
X公司 已上市 10000人以上
经验不限 本科 sketch 视觉设计 设计思路
王先生·产品总监 海淀区 西直门
产品经理 10-20K·14薪
Q公司 20-99人
3-5年 本科 创意过程 视觉设计 网页设计
职位 有了 消息 我的
Positions Recommended
Detailed Job Descriptions for Job Seekers
资深UI设计师 16-30K·14薪
朝阳区·太阳宫 经验不限 本科
Enterprise User Info
冯女士 刚刚活跃
BOSS直聘·产品设计总监
Job Descriptions
职位详情
动效设计 交互设计 UI设计
1、熟练掌握移动端界面交互设计
2、移动端运营设计如（开屏、banner广告位等）
3、针对App的优化迭代作出创新设计、产出等
4、掌握AE动效，如启动图标的动效设计和启动页的动效设计
5、有从事ToB业务经验者优先
6、能够分享设计经验、推动提高团队的设计能力
Employer/ Company Preview
BOSS直聘
北京华品博睿网络技术公司
D轮级以上·1000-9999人·人力资源...
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立即沟通
Job Seekers Recommended for Enterprise Users
Positions Posted
用户运营 用户研究员
推荐 精选 最新 北京 筛选
Brief Description of Job Seekers Background
安先生
7年 硕士 25-30K
A公司·运营经理
数据分析 用户留存
逻辑清晰，喜欢抽丝剥茧，乐于分析事物本质，擅长系统地解决问题，乐于设计工具或寻找方法帮助自...
韩女士
5年 本科 15-20K
B公司·运营专员
SEO推广 沟通协调 效果跟踪
爱好潮流，对新鲜事物感兴趣并关注互联网行业，熟稔各类App、SNS、思维活跃，乐于分析钻研用户...
王先生
3年 本科 10-15K
C公司·运营专员
写作能力 提升流量 运营推广
熟悉各大搜索引擎工作原理和排名规则，利用技术手段不断提高网站排名 / 规范快照时间，增加网站整...
牛人 搜索 消息 我的
Positions Recommended
Mini resume of a Job Seeker for Enterprise Users
殷先生
用户运营·A公司
在职,月内到岗 最近活跃
7年 硕士
有较强的学习能力,能持续快速地接受新知识和新技术，有相关互联网产品整体设计经验，熟悉网站构架，熟悉产品开发项目流程，较强的文案写作能力以及编辑能力，能将创新理念整合于产品中，对用户体验设计有较深层次的认识，逻辑思维能力强，具备较强的数据分析能力，具备较强的表达能力，优秀的沟通协调能力和团队合作意识，具有敏锐的商业和市场意识，对产品具有一定的了解。
Mini Resume
该牛人已上传附件简历
沟通获取
Career Goals
求职期望
用户运营·北京 25-30K
互联网·移动互联网
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We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. Our

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typical user experience begins from the main feed, where users scroll through the recommended job postings or candidate listings and other customized professional content displayed on our platform which offers similar browsing experience as social media apps. This goes beyond the traditional search-based model where users need to type in key words to find suitable job postings.
Our platform generates and aggregates massive unique data points, including user reviews, reach-outs, messaging, resume delivery and exchange of contact information. Informed by this rich and growing dataset, we leverage machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendation for our users at a massive scale. For example, each user’s every action or inaction to either review or ignore a recommendation delivers a feedback to our data system. These feedbacks, conveying each individual’s current likings and preferences, are instantly processed by our algorithms and immediately reflected in the new job openings or candidates recommended to the user. As more users use our job and candidate recommendation services, we are able to provide more accurate and tailored recommendations to different users leveraging this rich and growing dataset and its proprietary machine learning and deep learning technology. By optimizing our recommendation algorithm strategy and combining it with our market expertise and extensive industry knowledge, we are able to present more users with broader sets of recommendation results that are not limited to a certain industry to offer the possibilities of exploring cross-industry and cross-professional job opportunities, which further improves user satisfaction. Customized matching significantly improves the efficiency of job hunting and recruitment and enhances user experience which in turn elevate user engagement.
This tailored recommendation ensures the co-existence of our diverse user base on one mobile app. For example, white-collar users are unlikely to be seen or reached by enterprise users offering positions that predominantly require the performance of manual labor, while blue-collar users will receive recommendations of job openings that better meet their skill sets and expectations. Job seekers are thus less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that the system believes meet their requirements. As a result, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.
Direct Communication Facilitates User Engagement

Direct Chats Between Job Seekers and Enterprise Users
Instant Messaging Chat Box
聊天 互动
全部 招呼 沟通中
极速处理·11
李女士 A公司·猎头顾问 14:21
能简单介绍您以往的工作经验吗?
桂先生 C公司·HR 14:30
hi,接收一下简历吧
安先生 B公司·助理总裁 15:00
[附件简历] BOSS对您非常感兴趣，请尽...
韩女士 H公司·HR 15:08
[附件简历] BOSS对您非常感兴趣，请尽...
李先生 B公司·产品经理 15:33
你好，我可以来面试么?
田先生 A公司·设计师 16:00
[新招呼] 本人有6年的工作经验，对贵司很...
张女士 W公司·设计师 16:20
您为什么想来我们公司?
职位 有了 消息 我的
常用语 新信息
Messages with Enterprise Users
Contact Exchange/ Resume Delivery
35
向先生
A公司·运营经理
换电话 换微信 发简历
不感兴趣
Not Interested
对您的职位很感兴趣，能聊聊么
能简单介绍您的优势么
我在互联网公司工作了四年，有成功带领团队负责用户增长项目，并超额完成任务
您的职业目标是什么
我希望成为互联网用户行业专家，做出让用户满意的产品
常用语 新信息

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We propel direct conversation between enterprise users and job seekers through our instant messaging function. Our job seeker recommendation system enables enterprise users to access our large job seeker pool to find, connect and interact with qualified job seekers. After reviewing their professional profiles, enterprise users can initiate direct conversation with job seekers to tell them more about their companies or a specific opportunity. Job seekers can also reach out to enterprise users to express their interests in a specific position through text and voice messages, emoticons and pictures.
In a traditional online recruiting process, a job seeker’s only interaction with the employers on the platform is to submit his or her resume. They would then be put through usually days of waiting before they could hear back from the employer. In addition, resumes received by the employers are often outdated with incomplete job seeker information and employers may also fail to provide timely update to their recruiting information. This dynamic makes it difficult for job seekers to manage their expectations, resulting in low engagement with the recruiting platform. Our instant messaging function, on the other hand, ensures that platform users are active with real job hunting or recruiting needs. Job seekers and enterprise users can thus better manage their job hunting or recruitment journey as they can expect to receive responses from the other side within a short time. Failure to receive any responses within a day to two incentivizes users to move on and look for other employment or recruitment opportunities. Real time interaction between job seekers and enterprise users significantly drives user enthusiasm, increases user stickiness and fosters a highly engaged user base.
Our instant messaging function, conveniently set in mobile-native scenario, offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar workers who are unable to make a major time commitment for recruitment and job hunting activities. Bosses are willing to attract, screen, or communicate with candidates. They have a clear understanding of desired candidate attributes, interested in taking a first crack to communicate, attract or screen candidates and are often the key decision makers in the recruiting process. The instant and close interaction created by our instant messaging feature is also particularly appealing to traditionally underserved SME employers, who are eager to attract quality candidates. As of June 30, 2022, 65.7% of our verified enterprise users are Bosses.
Resume delivery based on mutual consent

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We firmly believe that recruiting is a two-way street. We are committed to transforming the recruiting process by empowering job seekers and giving them more say.
We put job seekers back to the pilot seat by giving them more control in the job hunting process. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consents. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. For example, to attract quality job seekers and gain access to their resumes, enterprise users may need to proactively reach out to these job seekers, demonstrate benefits of the job and answer their questions. Similarly, job seekers cannot submit their resumes to an enterprise user without the enterprise user’s consent. This function also showcases our commitment to safeguard job seeker’s information and protect their privacy.
Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base, and further developed a powerful network effect.
Value-added tools
We also offer value-added tools to job seekers and enterprises users.
For job seekers, we offer complementary tools, such as VIP resume template, increased resume exposure to enterprise users, candidate competitive analysis and message filtering services.
For enterprise users, we offer a combination of value-added tools that improve their recruitment efficiency. For example, our bulk invite sending connects enterprise users with multiple job seekers at one go to assist the employers to accomplish their recruiting goals in a timely manner. Our advanced filter allows enterprise users to filter through the list of job seekers we recommended through our proprietary matching system.
OUR OTHER MOBILE APPLICATIONS
We provide online recruitment services through our main mobile app BOSS Zhipin, where the full suite of our services is available, Dianzhang Zhipin, which provides online recruitment services with a special focus on blue-collar recruitment, and KanZhun, which provides free employer reviews and interview experience sharing services.
Dianzhang Zhipin
We created Dianzhang Zhipin mobile app, or Dianzhang, to further expand our user base in the blue collar recruitment market and provide better and more tailored recruitment services. Blue collar recruitment has traditionally been an undeserved market with massive opportunities. To expand our presence, we have launched Dianzhang as a pilot program that primarily focuses on the recruitment of blue collar workers and the provision of experimental features and services customized to blue collar job seekers and enterprise users. Dianzhang adopted similar user interface and the same direct chat and resume delivery function as BOSS Zhipin with additional innovative features designed to meet the needs and preferences of blue-collar job seekers and recruiters. We have achieved seamless integration between Dianzhang and BOSS Zhipin. Enterprise users on Dianzhang can directly interact with job seekers on Boss Zhipin, our main recruitment platform, and enterprise users on BOSS Zhipin can receive recommendation of job seekers registered with Dianzhang and communicate with them. We believe our continued innovative efforts bring us sustainable competitive advantages and further fuel our growth.
KanZhun
We offer free services to job seekers through our standalone app KanZhun, which focuses on employer reviews and interview experience sharing. KanZhun provides information of businesses, including companies’ scope of operation, organizational structure and core management team to help users assess the credibility of

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the company. We also dedicate a section in the company’s profile to present a comprehensive overview of the company’s recruitment information available on BOSS Zhipin, including the number of job openings, salary information of the available positions and job seekers’ education background and work experience requirements. All of the information is immaculately displayed in graphs, charts or otherwise succinctly described on each company’s profile page, creating an intuitive user experience. Through our KanZhun platform, users can also access and share a vast array of career related content. Job seekers join the KanZhun community to share their experiences interviewing at a particular company and employees post reviews of their current or prior employers. Users are encouraged to score the companies from multiple aspects, including salary and benefits, working conditions, career development opportunities, work life balance and overall job satisfaction. Utilizing our KanZhun community, job seekers are better prepared and more informed about the jobs and companies they apply to and consider joining.
OUR MONETIZATION MODEL
We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.
We monetize our direct recruitment services offered to employers based on an innovative connection-oriented strategy that efficiently connects job seekers and employers to strike a better balance between the supply and demand of jobs. We allow most of our enterprise users to post jobs, browse the mini resume of job seekers and chat with them, conduct audio and video interviews and send offer letters for free. When the supply of a job position exceeds the number of job seekers applying for that position to a certain degree, we rebalance the supply and demand of our ecosystem by charging the enterprise users a fee to post such jobs. This is achieved through our unique monetization mechanism, under which for a specific position in a set geographic region, we decide whether to charge the position based on a number of factors including the supply of the position and the number of job seekers applying for such position. The balance of supply and demand enables job seekers to interact more with enterprise users with strong recruiting needs and reduces the likelihood of a job seeker being bombarded with too many reach-outs from persistent recruiting professionals. Our innovative connection- oriented monetization strategy well complements our direct recruitment model and effectively incentives us to promote interaction and connection between enterprise users and job seekers.
Services offered to enterprise users
We provide a wide array of services and value-added tools that allow enterprise users to post jobs, interact with job seekers more efficiently and better manage their recruitment process. All of the paid services offered to enterprise users can either be subscribed as a part of the subscription package or purchased on a standalone basis. The majority of our subscription packages in terms of revenue contribution have a term of one year, with basic services including paid job postings and value-added tools chosen by the enterprise users. We charge our subscription packages based on the services selected by enterprise users.
The table below sets forth a summary of key services we offer to enterprise users. In addition to these paid services, we also have other services aimed at optimizing recruitment efficiency.
Services	Main features
Job posting
—
Our job posting function allows enterprise users to present key information of the position, including job title, responsibilities, pay, location, employer background and other pertinent information in succinct and easy-to-follow manner.

Job seeker recommendation	— We provide curated job seeker recommendation results to enterprise users.

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Services	Main features
Direct chat	— Enterprise users can initiate direct conversation with job seekers to communicate about vacancies, company culture, perks and benefits and job seekers’ interests in the position, etc.
Resume delivery
—
Enterprise users can invite job seekers to deliver their resumes. To protect user privacy and give more say to job seekers, we do not allow enterprise users to access job seekers’ full resume without their express consent.

Bulk invite sending	— Bulk invite sending connects enterprise users with multiple job seekers at one go to assist the employers to accomplish their recruiting goals in a timely manner.
Conversation booster	— Conversation booster allows enterprise users to browse the mini-resume of and initiate conversation with more job seekers.
Advanced filter	— Advanced filer allows enterprise users to filter through the list of job seekers we recommend to them through our proprietary matching system, and initiate direct chat with job seekers.
Services offered to job seekers
We offer paid services to job seekers, including, for example, job competitive analysis and increased exposure of job seekers’ mini resume to help them better prepare for their job hunt. Job seekers can purchase our services through subscription packages. During the Track Record Period, revenue contributed by job seekers accounted for less than 2% of our total revenue.
TECHNOLOGY AND INFRASTRUCTURE
Cognizant of the barriers to providing accurate matching to our users, we are committed to continuously investing and building our technology strength to optimize two-sided job and candidate matching. Our technology advantages are demonstrated through our strong theoretical foundation, robust technology implementation and successful technological application.
Strong theoretical foundation supports our continuous innovation.
We have devoted years of efforts on the systematic research on the key characteristics of the industry, including the labor market, talent flow, individual career development and professional skill sets development. In particular, we utilize advanced data analytics to analyze the changes of the labor market and the effect of talent flow on regional economic development. We also conduct research on sociological topics through modeling and simulation, including individual career development and the impact of gender differences. Along with the comprehensive user behavioral data analysis conducted by our Career Science Lab, these research results have helped us develop a comprehensive career knowledge graph, which provides valuable insights to an individual’s career development goals, occupation inclination, job position preferences and the recruiting needs of enterprises which fuel our continued advancement in our technology innovations, including the iteration of our proprietary algorithm to improve recommendation accuracy.
Technology implementation forms strong technical strengths and competitive barriers.
Given the difficulties of recruitment recommendation, we have made significant investment to build our core technology capabilities in areas including:
Data and data insights: massive, multidimensional data and data insights.
The capability to gather mass multidimensional data in granular details, which helps capture the unique traits of each job seeker and enterprise user. This is made possible through customized and accurate job/

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candidate recommendation based on a multitude of factors, including, for example, career development goals, occupation inclination, job position preferences of job seekers and the recruiting needs of enterprises.
We have a large, granular and fast-growing dataset containing multidimensional behavioral and static information of job seekers and enterprise users. Each job seeker has a mini resume containing their basic information, which matches the information contained in each job post. The information in each mini resume and job post forms our static user information data base. We also capture how each user interacts with others and the content on its platform in granular detail, which contributes to valuable behavioral data insights. Our models process these behavioral data instantly and provide users with refined matching results. Our strength in data technology is also characterized by our multi-label classification of data. Our data analytics technology takes into account more than three hundred elements of user features, which are growing over time and continue to optimize the algorithm model. For a single algorithm model, the more elements of data are collected and labeled, the more features that are included in the algorithm’s “decision-making” process, and the more efficiently and effectively the matching results can be delivered.
Platform architecture: proprietary real-time recommendation architecture and fast model iteration.
We have deployed an innovative real-time feature collection architecture that has helped with the real-time collection, production, training and low-cost storage of featured samples, which include static and behavioral data of all kinds, including users’ education status, job expectations, browsing history, chatting and resume delivery, among others. The innovative feature engineering system lays a solid foundation for accurate job and candidate recommendations based on large volume and high velocity of static and behavioral data.
In addition, we have built solid data infrastructure of high-availability and high- concurrency. The data infrastructure supports real-time update, reading and writing of large-scale data sets and indexes without affecting the independent and concurrent online operation of various machine learning models. This enables more stable platform performance in the case of traffic spikes and ensures real-time update of jobs and candidates recommendation feeds. In addition, the concurrent system operation capability of the infrastructure simultaneously supports more than one hundred algorithm engineers together with the operation of hundreds of AI models. This enables rapid product iteration and constant upgrade of our matching system. We completed over 10,000 model iterations in the twelve months ended June 30, 2022.
Recommendation algorithm: machine learning/deep learning/natural language processing.
We apply machine learning and deep learning to process, analyze and identify patterns in data and build models to make predictions on job and candidate preferences of job seekers and enterprise users. This is especially useful considering the diverse, high-dimensional data we collect from our large and diverse user base. We utilize our advanced deep learning model to enable fast iteration and upgrade of our algorithms and model. Currently, in the intelligent recommendation process, more than 90% of BOSS Zhipin’s traffic is processed by the deep learning algorithm. We utilize natural language processing in automatic computational processing of human languages, including identifying the semantic similarity of each sentence pair between job postings and the mini resumes.
Leveraging these advanced core technologies, we developed a more accurate portrait of each individual user and is able to understand user preferences to predict the likelihood of a successful job and candidate match indicated by the offering and acceptance of an interview invitation. This effectively addresses each individual’s different job or recruitment needs and their inability to identify suitable job positions due to information asymmetry and inexperience in job switching activities.
Successful technological application powers advanced job and candidate recommendation.
Successful application of our strong theoretical foundation and advanced technologies ensures accurate job and candidate matchings that are tailored to each individual’s preferences and account for bilateral compatibilities and suitability within user groups.
We apply advanced algorithm to the recommendation system to reflect our key strategies — (i) two-sided matching strategy: our recommendation algorithm considers not only the best recommendation to an

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individual, but also bilateral compatibilities and the suitability of the match within the user group, which result in a fairer distribution of the platform’s traffic; and (ii) personalized recommendation strategy: we make customized recommendations for users of different user groups, taking into account multiple factors, including the stages of career development, potential suitable positions not thought of by the job seeker but would match his/her skill set and the job seeker’s future career development opportunities. For example, we offer job recommendations to job seekers not only limited to positions based on their past employment history but also potential opportunities they may consider for their career development.
Our research and development team
Our technology capabilities are a unique advantage and critical to our business operations. As of June 30, 2022 we had a team of 1,399 research and development personnel dedicated to technology, data and related functions. Our research and development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs. Our research and development expenses amounted to RMB325.6 million, RMB513.4 million and RMB822.0 (US$122.7 million) million in 2019, 2020 and 2021, and up from RMB413.7 million in the six months ended June 30, 2021 to RMB598.4 million (US$89.3 million) in the six months ended June 30, 2022, respectively, representing approximately 32.6%, 26.4%, 19.3%, 21.1%, and 26.6% of our total revenues, respectively, during the same periods.
Service innovation and excellence lie at the heart of our business. We also gather creative ideas from all of our teams, including service development team, sales team and big data and algorithm team who best understand user behavior and demand. Our massive user base and efficient product iteration process ensure our effective exploration of new possibilities and drive constant development of our services.
SALES AND MARKETING
We have made significant investments in data science, which underpins all aspects of our operations from user acquisition to sales. Our data-centric approach has helped us to attract and retain new users, improve sales of paid services to existing users, and conduct cost-efficient marketing.
Sales
We offer online self-service purchases. For enterprise customers with scattered and on-demand recruitment needs, in particular, SMEs and non-professional recruiters, the opportunity to conduct small amount and short-term purchases provides them more flexibility. The self-service feature allows us to achieve higher sales efficiency.
We empower our sales team with our proprietary CRM system by helping the team find employers with demand and willingness to engage in bulk purchase or pay for more tailored services. Our proprietary CRM system can automatically identify potential customers with large, long-term recruitment procurement needs from existing users and convey these information as sales leads to the sales team. Our sales team will then reach out to such users with customized packages with an aim to convert them into customers that have annual contracts with us. This allows us to channel our data-driven insights into the sales process and drive conversion. All of our sales leads are generated by this CRM system, which simplifies the sales process and enables us to achieve higher sales efficiency. In addition, supported by our data analysis, our sales team can provide employers with better customized and more comprehensive service packages. We are committed to continually improving the quality of our services.
Marketing
We are recognized as the most recommended online recruitment platform and the brand with the highest use frequency among China’s top four online recruitment platforms, according to CIC. We believe brand recognition is critical to our ability to continue to attract new users.
Our marketing decisions are informed by our data analytics that are optimized to maximize returns. We set and adjust our marketing strategies based on advertising efficiency predictions through indicators including

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differences in occupational structure, the population’s average income, and characteristics of different marketing channels. Our data analytical capabilities allow us to conduct cost-efficient marketing. We pay to acquire user traffic from third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition.
To promote our brand image, we have launched various marketing initiatives and acquired users through a variety of marketing channels, including outdoor advertising, TV advertising and video advertising. We display ads at popular sites in major subway stations as well as elevators in office buildings in large cities in China, where there is massive premium traffic of working professionals with diverse background. We also launch marketing campaigns in major national and international events. For example, we were the official human resources supplier for the 2022 Beijing Winter Olympics. We also enlist celebrities as brand ambassadors to expand our audience reach by featuring them in promotional materials and through online video platforms.
CUSTOMERS AND SUPPLIERS
Our customers are predominantly enterprise users, from whom we derive most of our revenues by providing online recruitment services, primarily in the forms of customized annual subscription packages, and online recruitment tools that can be purchased on demand. The largest customer accounted for approximately 0.4%, 0.4%, 0.3% and 0.3% of our total revenues for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our top five customers in aggregate accounted for approximately 1.5%, 1.3%, 1.2% and 0.9% of our total revenues for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
Our suppliers primarily include technology companies that provide hardware products or software services and advertising and marketing service providers. We recorded total purchase of RMB812.2 million, RMB1.3 billion, RMB1.8 billion, and RMB911.3 million for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our largest supplier accounted for approximately 12.8%, 8.4%, 10.9% and 10.1% of our total purchase amount from suppliers for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our top five suppliers in aggregate accounted for approximately 38.0%, 37.6%, 37.0% and 40.1% of our total purchase amount from suppliers for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
The table below sets forth the details of our five largest suppliers during the Track Record Period:
Supplier	Years of relationship	Purchase amount	% of our total purchase
	(in RMB thousands)
Six months ended June 30, 2022
Supplier A(1)	Over 3 years	92,123	10.1%
Supplier B(2)	Over 3 years	91,224	10.0%
Supplier C(2)	Over 3 years	85,589	9.4%
Supplier D(2)	Less than 1 year	54,183	5.9%
Supplier E(1)	Less than 1 year	43,252	4.7%
Year ended December 31, 2021
Supplier B(2)	Over 3 years	198,336	10.9%
Supplier F(1)	2 – 3 years	153,312	8.4%
Supplier C(2)	Over 3 years	125,457	6.9%
Supplier G(1)	2 – 3 years	108,709	6.0%
Supplier H(1)	Over 3 years	88,141	4.8%

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Supplier	Years of relationship	Purchase amount	% of our total purchase
	(in RMB thousands)
Year ended December 31, 2020
Supplier G(1)	2 – 3 years	108,120	8.4%
Supplier H(1)	Over 3 years	104,582	8.1%
Supplier C(2)	Over 3 years	103,177	8.0%
Supplier B(2)	Over 3 years	92,511	7.2%
Supplier A(1)	Over 3 years	76,382	5.9%
Year ended December 31, 2019
Supplier I(1)	Over 3 years	103,780	12.8%
Supplier B(2)	Over 3 years	54,221	6.7%
Supplier A(1)	Over 3 years	53,579	6.6%
Supplier H(1)	Over 3 years	50,495	6.2%
Supplier J(1)	Over 3 years	46,503	5.7%

Notes:
(1)
A, E, F, G, H, I and J specialize in advertising, marketing, advertising design and production.

(2)
B, C and D are technology companies that provide hardware products or software services.

During the Track Record Period and up to the Latest Practicable Date, none of our Directors, their respective associates, or any shareholders of our Company (who or which to the knowledge of the Directors owned over 5% of our Company’s issued share capital) had any interest in any of our five largest customers or suppliers.
RIGOROUS USER VERIFICATION & ALGORITHM POWERED RISK ASSESSMENT
We have implemented “platform user safety protection” program, which focuses on protecting users’ interests. We emphasize the importance of ensuring the information presented on our platform is verified and authentic. We use a screening and monitoring system to examine and verify the authenticity of the job postings and leverage our advanced technology to detect and respond to threats and frauds incessantly. Additionally, we adopt a comprehensive suite of procedures to verify the identity of job seekers. Authentic enterprises, enterprise users and job postings facilitate information transparency, enhance our service quality, cultivate trust inside our platform and strengthen our user stickiness.
Enterprise users’ risk assessment
We implement a rigorous screening process to examine and verify the enterprise users’ identification information. We require enterprise users to go through a set of verification procedures during their onboarding process, including the uploading of their business licenses and certificates of employment. We customize enterprise users’ registration policy based on our risk pre-determination mechanism.
We leverage our advanced feature engineering, machine learning and decision engine to process user data and respond to threats and frauds constantly. Our risk mining algorithm processes a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and protect job seekers from potential harm.
We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive fraud-detection network through reporting suspicious activities or false

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information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment.
Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date. In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our algorithm powered fraud-detecting system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. We established the industry’s first integrated online and offline employer information verification system that adopts a combination of intelligent screening and security verification and on-site visit (covering 50 cities) to verify enterprise information and identify high-risk job positions and businesses, according to CIC. The vigorous screening enables the provision of reliable job and employer information and addresses the misinformation that is prevalent in the online recruitment market, especially for blue-collar recruitment. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform.
Job seekers’ risk assessment
Job seekers are first required to complete our mobile phone verification process. Our intelligence system detects suspicious user input that may undermine the integrity of our platform and will require those users to go through additional authentication procedures. For example, job seekers providing mobile numbers that are recorded in the phone number blacklist or using advertising language in self-description would be detected by our fraud prevention technology.
DATA PRIVACY AND SECURITY
Data security is crucial to our business operations as it is the foundation of our competitive advantages. We have internal rules and policies that govern how we may collect and process data, as well as protocols, technologies and systems in place to ensure that data will not be accessed or disclosed improperly.
Data collection
For user information, our user privacy policies clearly describe our data collection, use, share and process practices and how users can exercise their rights in activities relating to the process of personal information. In particular, we provide users with prior notice and obtain their consent as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws before they use our services. Users can also change their privacy settings to change the scope of their information that we are able to access and use.
Data storage and information management
We back-up our user data and other forms of data on a daily basis in secured remote data back-up systems. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We regularly conduct system-wide vulnerability scanning and prompt repairing to continually improve our data security measures. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in PRC and maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns.
To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify and encrypt confidential personal information and take other technological measures to ensure the secure storage, processing, transmission and usage of data. Specifically, we store business data in separate repositories and have detailed logical isolation and network policy segregation for

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business servers. Sensitive personal information is stored in encrypted form and sensitive information is de-identified and encrypted irreversibly before processing. To ensure the security of data transmission, we have adopted reasonable and feasible security measures in line with market standards to protect user information from unauthorized access, public disclosure, use, modification, damage or loss.
We have also established a standardized information management system. Our information security committee is a cross-disciplinary group comprised of personnel from multiple departments responsible for devising information security strategies and decision- making regarding major information security issues. Our information security committee analyses industry trends, designs privacy protection protocols, conducts privacy trainings, assists in the formulation of feasible compliance work assessments and provides relevant risk control suggestions. We have also set up a data security team that works closely with other departments to jointly establish and enforce procedures regarding the management of data security, including security with respect to data collection, storage and processing. Our compliance and legal teams will follow up with legal and regulatory updates to generate documented analysis for implementation of remedial measures with reference to compliance requirements.
Data Access
We have established and implemented a series of comprehensive and stringent internal rules, policies and protocols with respect to cybersecurity and data protection. Our internal control protocols cover cybersecurity and the full lifecycle of data processing activities. All our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfil their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary account. R&D personnel generally cannot apply for access to the database and, if access is required on as-need basis, access will be granted after the required data is configured in the configuration center. User personal information in the big data platform is desensitized and irreversibly encrypted. Data of the Company is accessible through virtual desktop and is not allowed to be downloaded and, if download is required on as-need basis, separate approval is needed. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.
We do not share our user data with third parties, except for the limited purposes and under the special circumstances set forth in our strict privacy policies. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes, and we inform our users of the purpose, use and scope of data sharing. We exercise great care and prudence in evaluating the purpose and scope of data sharing authorizations, and secure legal undertakings from authorized business partners under relevant confidentiality agreements that require them to comply with the authorized purposes, scopes and security measures in handling our user data. We have adopted internal policies for our collaboration with and management of our suppliers and partners. We carry out security audits on network products and services suppliers, enter into security agreements with them, and require them to comply with applicable data security obligations. For cooperation with third parties involving data transfer, we enter into data security agreement to specify the rights and obligations of each party.
Data breach and security incident management
We have established a comprehensive system to prevent and detect potential data breach risk, cyber threats, and other system vulnerabilities. We have adopted targeted, professional- level security measures in different scenarios, such as network security, host security, application security, and data management, in response to different security risks. The network security protection measures include anti-DDOS attack

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platform, application firewall system, and threat intelligence analysis system. The host security protection measures include host security scanning, host security protection system, and anti-virus system. The application security protection measures include component scanning system, vulnerability scanning system, and code white box audit system. The data security protection measures include data classification and grading system, data leakage prevention system, and webpage watermarking. We have set up dedicated post for detecting data theft and leakage, which will be continuingly tested, followed up and rectified by dedicated security personnel. We use scanning tools to identify data or network defects/vulnerabilities on as-need basis and the defects/vulnerabilities identified will be followed up by dedicated personnel.
For security incident management, emergency response plan and emergency drills, we have put in place security incident management procedures and response processes (emergency plan), which are improved each year to ensure day-to-day information security management and maintenance. We have developed contingency plans and response mechanisms to have different types and levels of security properly addressed within each stage from discovery, handling, closure, post-event tracking, investigation, correction, to evidence collection. We have established an emergency response team, and the handling of security incident will be documented and archived by the technology security center. We conduct major emergency drill once a year and the technical perform drills from time to time.
Security testing and assessment
Our business systems have received and maintained valid IT and safety certificates. Boss Zhipin, Dianzhang Zhipin and Kanzhun have MLPS Level III Certification and have completed information system security protection filings and relevant assessment in 2021. We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.
In addition to third-party testing and assessments, we also conduct self-inspections and data security self-assessments. Since 2021 we have conducted annual data security assessment, and performed personal information security impact assessment. We use proprietary scanning tools, including component and vulnerability scanning systems, to generate data security assessment reports on a regular basis. Issues identified in the reports are closely analyzed and dealt with by our data security team.
SEASONALITY
Our results of operations are subject to seasonal fluctuations in market conditions primarily due to enterprise users’ purchasing patterns. For example, our revenue is typically lower in the first quarters as recruitment activities generally slow down around the Chinese New Year. Our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results.
IMPACT OF COVID-19 ON OUR OPERATIONS
The ongoing COVID-19 pandemic has severely impacted China and the rest of the world, and has resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.
Recently, there has been a recurrence of COVID-19 outbreaks in certain cities and provinces of China, including, among others, Shanghai, Beijing, Shenzhen and Chengdu due to the COVID-19 variants, which delayed the recovery of consumption and services. The impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, which had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic.
In addition, we made adjustments to operation hours and instituted work-from-home arrangements. We have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the

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COVID-19 within our premises and among our staff, including: (i) distributing disposable masks and sanitizing products to our employees; (ii) cleaning and disinfecting common areas within our office buildings and working premises with increased frequency; (iii) implementing flexible working arrangement for our employees on an as-needed basis; (iv) encouraging our employees to closely monitor their cohabitants’ health and well-being; (v) requiring mandatory infrared contactless body temperature measurement for our employees each time they enter the office buildings and working premises; and (vi) requiring our employees to refrain from gathering within the work place.
To the extent COVID-19 may continue to affect our customers’ ability to pay, customer demand for our services remain uncertain. In addition, with varying levels of temporary restrictions and other measures reinstated in different regions to contain infections, our operations in these regions may be affected when these restrictive measures are in force. As the global pandemic of COVID-19 continues to evolve, we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, in the future, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration and severity of the impact on our customers’ budget and spending, the recruitment industry and the broader Chinese economy, including any recession resulting from the pandemic, all of which are still difficult to assess or predict. See “Risk Factors — Risks Relating to Our Business and Industry — The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.”
INTELLECTUAL PROPERTY
We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of June 30, 2022, we owned 95 patents, 61 copyrights including 45 software programs in China relating to various aspects of our operations and maintained approximately 503 trademark registrations in China and 10 trademark registrations outside China.
We seek to protect our technology and intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into confidentiality and non-disclosure agreements with our employees, which provide that all patents, software, inventions, developments, works of authorship and trade secrets created in connection to and during the course of their employment are our property.
During the Track Record Period, our measures to protect our intellectual property had been effective, and we did not find any material breaches of our intellectual property rights. For risk relating to our intellectual property rights.
COMPETITION
As a leading player in the online recruitment industry, we face competition from providers of similar services. Other online recruitment platforms compete directly with us for users, including both job seekers and enterprise users. We compete to attract, engage and retain users, to provide more accurate job and candidate matching and to improve and expand our product and service offerings in general. Our competitors may compete with us in a variety of ways, including by leveraging a large user base to engage more job seekers or enterprise users, investing in technologies to improve job and candidate matching efficiencies, conducting brand promotions and other marketing activities, and making acquisitions.
We believe that we can compete effectively with our competitors on the basis of our large and active user base, extensive high quality user data, advanced technology capability, superior user experience, ability to enhance efficiency and user satisfaction, as well as our brand recognition. See “Industry Overview — Competitive Landscape Of Online Recruitment Market.”

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OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES
Our focus on corporate social responsibilities, environmental awareness, long-term sustainable development, and ethical conduct is core to our values. We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations.
Environmental and Social Initiatives
We are committed to bringing about positive changes to society, and we believe our long-standing commitment to social responsibility strengthens our brand reputation.
As a leading recruitment platform, we are dedicated to assisting the disadvantaged group with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:
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We launched Project Inclusive to pursue fairness of the bilateral resource allocation among job seekers and recruiters, which empower traditionally underserved job seekers and enterprise users, especially college students and micro business owners.

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We have also been exploring ways to connect people in impoverished areas to job opportunities leveraging the power of internet. We have helped people from 52 such counties to find jobs.

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We filmed a short documentary Women are Amazing (Women了不起) spotlighting the individual career journeys of women with different experiences, career paths and life stories to help drive the awareness of women’s irreplaceable roles in and significant contribution to the society.

Our efforts to empower local communities go beyond the recruitment industry.
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We proactively supported China’s nationwide efforts to contain the spread of COVID-19 and made donations to support the communities. We also made donations to communities affected by the Zhengzhou flooding and Sichuan earthquake.

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We are environmentally conscious. We have made donations to the Qinghai Hoh Xil Nature Reserve ecological protection fund, which aims to protect the safety of patrol officers in fighting illegal activities such as poaching and illegal mining.

Green Operation
We uphold our vision and responsibility to actively address climate change and reduce greenhouse gas emissions from our business and operations. We continue implementing a series of environmental protection measures, including energy and water conservation and resource recycling and also working with our suppliers to explore environmental-friendly business models.
Green workplace
Our primary energy and resource consumptions are the electricity and water required for our offices. We record and analyze the energy and resources usage, investigate the causes of any abnormalities in water and electricity consumption, and optimize our energy conservation and emission reduction measures based on real-time data.
In terms of energy conservation, we have implemented a number of measures to rationalize the use of electricity in office areas, including, among others, (i) increasing the use of LED lights and replacing manual switch-controlled lights with automated sound-controlled lights; (ii) arranging routine inspections of office areas to ensure lights are off when not in use; and (iii) adopting a building control system that includes intelligent lighting and air conditioning, which allows us to minimize energy waste by enabling backstage power switches. The environmental management system of our Beijing headquarter has been certified under the ISO 14001 standards.

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Green data center
Keeping sustainability in mind, we go to great lengths to ensure our data center service provider is fully competent in carrying out sustainable operations and exerts continuous effort to minimize environmental impact. We have enlisted environmental protection capability as one of our assessment elements when evaluating service suppliers. The supplier’s evaluation metrics include environmental impact, energy and resource utilization, use of renewable energy, and regional climate conditions.
Employee Care
We care about our team members and support them at work and beyond. We are continuously creating an open, equal, inclusive and healthy work environment where everyone is able to thrive with a rewarding career path.
Diversity and inclusion
We foster inclusion and equality among employees from all backgrounds. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. Hence, we consider diversity in determining the composition of our personnel. As of June 30, 2022, over 48% of our employees are female.
We have also implemented a series of measures to improve the wellbeing of our employees. We provide family-friendly caring packages to employees in need, such as maternity leaves, pregnancy exam leaves, paternity leaves, nursing leaves, and six-hour workdays along with other benefits. We also respect the religious beliefs and culture of ethnic minority employees and provide them with leave for religious holidays. We respect and unbiasedly recruit persons with disabilities.
Employee training and development
We are committed to developing customized training programs and personalized training plans for individuals of all levels and departments. We work closely with various business departments to design our courses including courses on corporate culture, professional competency, general skills and leadership development topics for employees to learn the skills they need to grow their careers.
We also combine the online experience with in-person classes to maximize learning outcomes. We have built an online learning platform in place, which allows our employees to access company-level and department-level courses online. As of June 30, 2022, all of our full-time employees had taken our in-house training courses.
Health, Work Safety, Social and Environmental Matters
To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations.
During the Track Record Period and up to the Latest Practicable Date, we have not been subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations and have not had any accident, or claim for personal or property damage made by our employees, that has materially and adversely affected our business, financial condition or results of operations.
EMPLOYEES
We had a total of 5,379 employees as of June 30, 2022. Substantially all of our employees were based in China. The following table sets forth the numbers of our full-time employees by function as of June 30, 2022.

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Function	Number of Employees	Percentage
Sales and marketing	2,525	46.9%
Research and development	1,399	26.0%
Operations	1,186	22.1%
General administration	269	5.0%
Total	5,379	100.0%
Our success depends on our ability to attract, motivate, train and retain qualified employees. As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.
Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China. We are committed to the education, recruitment, development and advancement our team members. In addition to regular on-the-job training, we have established a comprehensive system for employee development, covering leadership, technology, regulatory, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making.
We typically enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with our senior management and core personnel. These contracts typically include a non-competition provision and a confidentiality provisions effective during and after their employment. We believe that we maintain a good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during the Track Record Period. Please refer to “Risk Factors — Risks Relating to Doing Business in China — Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.”
FACILITIES
Our headquarters are based in Beijing and we have offices in 48 cities in China. As of the Latest Practicable Date, we did not own any properties. We leased properties in China with a total gross floor area of approximately 75,000 square meters as of the Latest Practicable Date. Our leased properties are mainly used as offices, which are the non-property activities as defined under Rule 5.01(2) of the Listing Rules. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
As of the Latest Practicable Date, a number of our lease agreements had not been filed with the local housing administration authorities as required under PRC laws. Our PRC Legal Adviser has advised us that although the non-filing of such lease agreements would not affect the validity of such agreements under PRC laws and regulations, we might be ordered to rectify this non-filing by competent authorities and if we fail to rectify within a prescribed period, an administrative penalty of RMB1,000 to RMB10,000 for each non-filed case may be imposed on us as a result of such non-filing. As of the Latest Practicable Date, we had not received any notice from any regulatory authority with respect to potential administrative penalties as a result of our failure to file the lease agreements described above.

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As of the Latest Practicable Date, (i) for a number of our leased properties, the lessors could not provide relevant title certificates or supporting documents evidencing their right to lease such properties; (ii) for a number of our leased properties, our use of which does not comply with the approved use stipulated in the title certificates of such properties, and the lessors/owners fail to provide any documents required to be obtained by the relevant competent authorities, approving the change of use of such leased properties; and (iii) a number of our leased properties were subject to mortgage when we entered into lease agreements. However, in the event that we are required to relocate from any of these leased properties as a result of the foregoing, given the nature of our operation, we do not believe that any relocation would result in material disruptions to our business. Please refer to “Risk Factors — Risks Relating to Our Business and Industry — We face certain risks related to our leased properties.”
RISK MANAGEMENT AND INTERNAL CONTROL
We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continually improving these systems. We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Data and Technology System Risk Management
We consider the protection of the personal privacy of our users to be of paramount importance. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of user static and behavioral data through our platform and we encrypt and store the data on our own servers and third-party cloud servers, which are protected by firewalls. We collect personal information data from users only with their prior consents.
We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all confidential user data in encrypted formats and have a team of professionals who participate in research development and are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict data authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. See “Risk Factors — Risks Related to Our Business and Industry — Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.”
Human Resources Risk Management
We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our users’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

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We have in place a code of business conduct and anti-bribery and anti-corruption related policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conducts and our anti-bribery and anti-corruption measures. We make our internal reporting channel open and available for our staff to report any acts of bribery and corruption. Any reported incidents and personnel will be investigated and appropriate measures will be taken.
Investment Risk Management
We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our research and development capabilities. In general, we intend to hold our investments for the long term.
In our investment projects, our investment team sources investment projects in accordance with our investment strategy and preliminarily assesses the risks and potential of the investment projects. We employ approval and due diligence mechanisms corresponding to the specific circumstances involved in an investment project. Our finance and legal departments cooperate with investment team on deal evaluation, structuring, analysis, communication, execution, risk control, reporting, and post-investment risk management. In addition, our investment team monitors the deal performance on a regular basis. Any material factors will be timely reported to our investment committee, which consists of several members from our senior management team who have extensive experiences in the industry, for further decision.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. The audit committee consists of three members, namely Charles Zhaoxuan Yang, Yonggang Sun and Yusheng Wang. Charles Zhaoxuan Yang, Yonggang Sun and Yusheng Wang are independent directors. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management — Directors.”
We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channelled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.
Internal Control Risk Management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.
We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.
Prior to our listing on the Nasdaq Global Select Market in June 2021, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses

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in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and lack of period-end financial closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
We have implemented a number of measures to address material weaknesses that have been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel.
Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. And our independent registered public accounting firm didn’t conduct an audit of our internal control over financial reporting as of and for the year ended December 31, 2021. As a result, the previously identified material weaknesses still existed as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses.
In anticipation of the [REDACTED], we have engaged an internal control consultant to conduct the internal control review and a follow-up review of the effectiveness of our internal controls associated with our business processes from July 2022 to September 2022. The internal control review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1. The selected areas of the internal control review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the internal control review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls in September 2022, with regard to the remedial actions taken by us to address the findings of the internal control review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system. The internal control consultant did not have any further recommendations in respect of the internal control review. As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures over financial reporting are adequate and effective under AATB1.
INSURANCE
We believe we maintain insurance policies covering risks in line with industry standards. We do not maintain property insurance or business interruption insurance. We also do not maintain insurance policies

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covering damages to our network infrastructures or information technology systems. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material and adverse effect on our results of operations.
LEGAL PROCEEDINGS AND COMPLIANCE
From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business.
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. In May 2022, the Company filed its motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed in July 2022, and a decision remains pending. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. As a result of such tentative agreement in principle to settle, we made a provision in our consolidated statements of profit or loss and consolidated balance sheets for the six months ended and as of June 30, 2022. The court granted the parties’ joint requests to hold in abeyance a decision on any pending motions, including the motion to dismiss, until October 28, 2022, to allow the parties to file a motion for preliminary approval of the settlement terms. Subject to the court’s approval of the settlement terms, and once the settlement is finalized, plaintiffs and potential plaintiffs will be barred from pursuing the same claims against the Company and other defendants named in this action. The case otherwise remains in its preliminary stage.
During the Track Record Period and up to the Latest Practicable Date, other than the proceedings disclosed above, we had not been a party to, and were not aware of any threat of, any legal, arbitral or administrative proceeding, which, in our opinion, would likely have a material and adverse effect on our business, financial conditions or results of operation.
Our PRC Legal Adviser is of the view that, during the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse, financial or operational, impact on the Group. We are not currently subject to any ongoing investigation.
LICENSES, PERMITS AND APPROVALS
Our PRC Legal Adviser has advised that as of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals and certificates from the relevant government authorities that are material for the business operations of our subsidiaries and Consolidated Affiliated Entities, except as otherwise disclosed in this document. In the opinion of our PRC Legal Adviser, all of our subsidiaries and Consolidated Affiliated Entities in the PRC complied in all material aspects with relevant laws and regulations during the Track Record Period and up to the Latest Practicable Date.
Our PRC Legal Adviser has advised us that such licenses and permits remain in full effect and had not been revoked or canceled as of the Latest Practicable Date. Our PRC Legal Adviser also has advised us that, there is no material legal impediment to renew such licenses and permits, as long as we comply with the relevant legal requirements and provided that we take all necessary steps and submit the relevant applications in accordance with the requirements and schedule prescribed by the applicable PRC laws and regulations.
The following table sets forth details of our material licenses, permits and approvals:

BUSINESS

License/Permit	Holder	Issuing Authority	Grant Date	Expiration Date
Value-added Telecommunication Service License (for provision of internet information services)	Beijing Huapin Borui	Beijing Communications Administration	August 31, 2020	August 31, 2025
Human Resource Services License	Beijing Huapin Borui	Beijing Chaoyang District Human Resources and Social Security Bureau	November 22, 2021	November 21, 2026
Human Resource Services License	Beijing Glory Wolf	Beijing Chaoyang District Human Resources and Social Security Bureau	August 2, 2019	August 1, 2024
AWARDS AND RECOGNITION
During the Track Record Period, we have received recognition for the quality and popularity of our services. Some of the significant awards and recognition that we have received are set forth below.
Award/Recognition	Award Year	Awarding Institution/Authority
Well-known Internet Platform Award — 2019 Asia Pacific Human Resource Development and Service Expo (知名互聯網平台獎 — 2019亞太人力資源開發與服務博覽會)	2019	Organizing Committee of Asia Pacific Human Resource Development and Service Expo (亞太人力資源開發與服務博覽會組委會)
The first member unit of the Digital Economy Committee of the Asia-Pacific Economic Cooperation (APEC) China Business Council (亞太經合組織(APEC)中國工商理事會數字經濟委員會首屆委員單位)	2020	APEC China Business Council (APEC中國工商理事會)
Most Valuable Platform of 2021 Asia-Pacific Human Resource Development and Service Expo (2021亞太人力資源開發與服務博覽會 “最具價值平台”)	2021	Asia Pacific Talent Service Institute (亞太人才服務研究院)
Member Unit of the Internet Industry Social Responsibility Construction Working Committee of the Internet Society of China (中國互聯網協會互聯網行業社會責任建設工作委員會成員單位)	2021	Internet Society of China Internet Industry Social Responsibility Construction Working Committee/Internet Society of China Secretariat (中國互聯網協會互聯網行業社會責任建設工作委員會/中國互聯網協會秘書處)
Excellent Employment Service Partner for 2021 University Graduates (2021年度高校畢業生就業工作 — 卓越合作夥伴)	2022	Ministry of Education of the People’s Republic of China (教育部)
Executive Director Unit of Internet Society of China (中國互聯網協會常務理事單位)	2022	Internet Society of China (中國互聯網協會)

BUSINESS

ACQUISITION AFTER THE TRACK RECORD PERIOD
Since June 30, 2022 and up to the Latest Practicable Date, our Group has proposed to make an acquisition (the “Acquisition”) after the Track Record Period, details of which are set of in below:
No.	Name of the target company(1)	Investment amount(2)	Percentage of shareholding/equity interest(2)	Principal business activities
1.	Company A	RMB10,000,000	100%	Provide executive search services to employers

Notes:
(1)
None of the core connected persons at the level of our Company is a controlling shareholder of the Acquisition target.

(2)
The approximate consideration disclosed in the table represents the Acquisition after June 30, 2022. The percentage of shareholding/equity interest represents our Company’s total pro forma shareholding in the Acquisition target after the completion of disclosed transaction.

We confirm that the investment amount for the Acquisition is entered into at commercial arm’s length negotiations, based on factors including market dynamics, a mutually agreed valuation, and/or capital required for the target company’s operations.
Our Directors believe that the Acquisition will complement our Group’s businesses and support the growth of its business. Therefore, the Acquisition is expected to create synergies, strengthen and support our long-term business development. Accordingly, our Directors believe that the Acquisition, if consummated, will be fair and reasonable and in the interests of the Shareholders as a whole. The consideration for the Acquisition, if consummated, will be satisfied by the Group’s own source of funds. For the avoidance of doubt, the [REDACTED] of the [REDACTED] will not be used to fund the Acquisition.

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Application relating to our contractual arrangements.
BACKGROUND
We currently operate our online recruitment platform and our documentary and video production business (the “Relevant Businesses”) through our Consolidated Affiliated Entities in the PRC as the PRC laws, or their implementation by relevant government authorities, generally prohibit or restrict foreign ownership in the Relevant Businesses. Currently, the PRC laws restrict foreign ownership of value-added telecommunications service providers and prohibit foreign investment in an enterprise conducting radio and television program production and operation business.
As a result of the restrictions imposed by the PRC laws, our Company is unable to own or hold the entire direct equity interest in our Consolidated Affiliated Entities. Accordingly, the term ‘ownership’ or the relevant concept, as applied to our Company in this document, refers to an economic interest in the assets or businesses through the Contractual Arrangements without holding any equity interest in our Consolidated Affiliated Entities. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimise the potential for conflict with relevant PRC laws.
Beijing Huapin Borui executed a set of agreements constituting the Contractual Arrangements on September 30, 2022, pursuant to which it agreed to be bound by the terms and conditions of the Contractual Arrangements.
PRC LAWS RESTRICTING FOREIGN OWNERSHIP OF THE RELEVANT BUSINESSES
Foreign investment activities in the PRC are mainly governed by the Negative List and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (the “Encouraging Catalogue”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalogue divide industries into “encouraged”, “restricted”, “prohibited” and “permitted” (the last category of which includes all industries not listed under the “encourage”, “restricted” and “prohibited” categories).
A summary of our businesses that are subject to foreign investment restriction or prohibition are set out below:
Prohibited business	Documentary and video production business

Beijing Huapin Borui engages in the production of documentaries in relation to workplace and job-hunting skills. Beijing Huapin Borui also creates and publishes video contents related to job-hunting through the official website of the Company and mobile applications operated by itself. Our documentary and video production business falls within the scope of “radio and television program production and operation business” (廣播電視節目製作經營業務), which requires us to obtain a radio and television production operation license (廣播電視節目製作經營許可證). Beijing Huapin Borui has obtained a radio and television production operation license for production and operation of radio and television programs as of the Latest Practicable Date. Pursuant to the Negative List, radio and television program production and operation business falls within the “prohibited” category, and foreign investors are prohibited from holding equity interest in an enterprise engaging in radio and television program production and operation business.

CONTRACTUAL ARRANGEMENTS

The Company, together with our PRC Legal Adviser and the PRC legal adviser of the Joint Sponsors conducted a consultation with an officer of the Policy and Regulation Division of Beijing Municipal Radio and Television Bureau in July 2022, which is a competent authority as advised by our PRC Legal Adviser to confirm the matters relating to the Contractual Arrangements and our radio and television production operation license. We were advised that foreign investors are prohibited to invest in enterprises conducting radio and television program production and operation business in the PRC. In addition, Beijing Municipal Radio and Television Bureau had no objection to the Contractual Arrangements of the Company.

Restricted Business	Online recruitment platform business

Our online recruitment platform business constitute value-added telecommunication services. Pursuant to the Negative List, provision of value-added telecommunications services falls within the ‘restricted’ category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage- forwarding and call centers) shall not exceed 50%.

Our online recruitment platform provides recruitment and job-seeking information for a fee. Pursuant to the Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), a provider of ‘operational internet information services’ (namely services involving the provision of information or website-design services through the internet to internet-users for a fee) is required to obtain an ICP license. In addition, pursuant to the Administration of Online Recruitment Services (《網絡招聘服務管理規定》), a for-profit human resource service provider providing online recruitment services, where the operation of a telecommunications business is involved, shall obtain a telecommunications business permit in accordance with the law.

We provide contents, information and services, including recruitment and job-seeking information, through our online recruitment platform for a fee for the users, which constitutes the operation of internet information services and requires us to obtain the ICP license. Our online recruitment service which constitutes human resources services is an integral part of our provision of internet information services via our online recruitment platform and is fully integrated into and cannot be delineated from the business of providing internet information services under an ICP licence. The provision of value-added telecommunication services is subject to foreign ownership restrictions. Therefore, our internet information services are conducted by, and the ICP license is held by Beijing Huapin Borui.

The Company, together with our PRC Legal Adviser and the PRC legal adviser of the Joint Sponsors, conducted a consultation with an officer of the Institute of Industry and Planning of the China Academy of Information and Communications Technology (中國信息通信研究院產業與規劃研究所) in July 2022. We were advised that:

(i)
the China Academy of Information and Communications Technology, or CAICT, is responsible for accepting applications and preliminary examination for telecommunication business license and the Institute of Industry and Planning of CAICT provides research support for the MIIT on industry policy and development plan, and consultation services relating to the interpretation of rules and regulations governing telecommunications services, including, among other things, consultation on the issue of the telecommunication business licenses;

CONTRACTUAL ARRANGEMENTS

(ii)
Beijing Huapin Borui provides value-added telecommunications services with the ICP license for information service business (internet information service only), but foreign investors are prohibited from holding more than 50% of the equity interests in a company providing value-added telecommunications services, including internet information services;

(iii)
when the MIIT is examining and approving the applications of the value-added telecommunications licenses of foreign- invested companies, the compliance with foreign investment restrictions on the applicant’s businesses would be comprehensively considered. If a company is engaged in a business prohibited from foreign investment, it will be difficult for it to obtain a value-added telecommunication service license as a foreign-invested company; and

(iv) entering into the Contractual Arrangements is not subject to approval or regulation from the MIIT.

On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, or the Decision, which came into effect on May 1, 2022. According to the Decision, the requirement of good track record and operational experience of the primary foreign investor in a foreign-invested value-added telecommunications enterprise, as stipulated in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), was canceled. As advised by our PRC Legal Adviser, Tian Yuan Law Firm, such regulatory development does not invalidate our ICP licenses or require us to modify our Contractual Arrangements according to PRC laws and regulations. As of the Latest Practicable Date, we have not received any inquiry or notice from the competent authorities regarding the validity of our ICP license or our Contractual Arrangements as a whole. In addition, as advised by our PRC Legal Adviser, as the Decision only became effective on May 1, 2022, there remain uncertainties with respect to its future impact on us, including any specific requirements that we may need to satisfy. We will closely monitor any future development relating to the Decision and will take all necessary actions to comply with applicable laws, regulations and specific requirements, including reorganizing our corporate structure, if required in the future.

Beijing Huapin Borui operates a mixture of prohibited and restricted businesses. In particular, Beijing Huapin Borui (1) produces and operates radio and television programs to promote our brand image and to acquire users for our online recruitment platform and (2) provides recruitment and job-seeking information to our users on our online recruitment platform for a fee, which helps recruiters and job-seekers easily establish connections. They (a) fall within the scope of radio and television program production and operation business and requires a radio and television production operation license to operate (which is a “prohibited business”); and (b) are fully integrated into and cannot be delineated from the business of providing internet information services under an ICP licence (which is a “restricted business”). Since the production of documentaries and videos concerning workplace and job-hunting skills is an important method for our online recruitment platform to boost user activity and enhance user stickiness, which can effectively help our online recruitment platform to provide internet information services, it is an inseparable part of the internet information services provided by our online recruitment platform.
Based on the above, we believe that to maintain the business operations and effectiveness of the licences and permits held by Beijing Huapin Borui, this company must be controlled by the Company through the Contractual Arrangements. Furthermore, since Beijing Huapin Borui operates both “prohibited business” and “restricted businesses” under the Negative List, we are unable to set up any alternative structure that would allow us to partially hold equity interests in and control the economic benefits of Beijing Huapin Borui other than through the Contractual Arrangements. In particular, the businesses carried on by Beijing Huapin Borui that require an ICP licence cannot be separated from the businesses that require a radio and television production operation Licence.

CONTRACTUAL ARRANGEMENTS

Based on the above reasons, we are of the view that the Contractual Arrangements are narrowly tailored.
Circumstances in which we will unwind the Contractual Arrangements
We will unwind and terminate the Contractual Arrangements as soon as practicable in respect of the Relevant Businesses, to the extent permissible, and we will directly hold the maximum percentage of ownership interest permissible under the relevant PRC laws if the relevant government authority grants relevant licenses to the foreign-invested entities currently held and to be established by our Company. In this event Beijing Glory Wolf will exercise its rights under the Exclusive Purchase Option Agreement to unwind and terminate the Contractual Arrangements to the extent permissible and we will directly operate the Relevant Businesses without using the Contractual Arrangements.
CONTRACTUAL ARRANGEMENTS
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

Notes:
(1)
Beijing Huapin Borui is held as to 99.5% and 0.5% by Mr. Zhao and Ms. Xu Yue, our Company’s Financial Director (the “Registered Shareholders”), respectively.

(2)
“→” denotes direct legal and beneficial ownership in the equity interest.

(3)
“→” denotes contractual relationship.

(4)
“—” denotes the control by Beijing Glory Wolf over the Registered Shareholders and the Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders’ rights in the Consolidated Affiliated Entities, (ii) exclusive options to acquire all or part of the equity interests in the Consolidated Affiliated Entities and (iii) equity pledges over the equity interests in the Consolidated Affiliated Entities.

(5)
The subsidiaries have not yet commenced or are not expected to have commenced any substantive business operations by the time of [REDACTED]. The Company will not conduct any businesses that are not subject to foreign investment restrictions or prohibitions through these entities, or it will only conduct such businesses that are subject to foreign investment restrictions or prohibitions after obtaining the relevant licenses. The Company will monitor the business developments of these subsidiaries of Beijing Huapin Borui to ensure that the Contractual Arrangements remain narrowly tailored upon [REDACTED].

Summary of the material terms of the Contractual Arrangements
Exclusive Technology and Service Co-operation Agreement
Beijing Glory Wolf, Beijing Huapin Borui and the Registered Shareholders entered into an exclusive technology and service co-operation agreement on September 30, 2022 (the “Exclusive Technology and Service Co-operation Agreement”), pursuant to which Beijing Huapin Borui agreed to engage Beijing Glory Wolf as the exclusive provider to Beijing Huapin Borui of management consultancy, technical services, and other services which may include:
(i)
provision of advices on business management;

CONTRACTUAL ARRANGEMENTS

(ii)
provision of advices on IT system and other technical support;

(iii)
provision of business support, marketing and promotion;

(iv)
provision of development, maintenance and upgrade of software;

(v)
provision of human resources support;

(vi)
provision of leasing services to equipment; and

(vii)
other services requested from time to time.

Without Beijing Glory Wolf’s prior written consent, Beijing Huapin Borui shall not, and shall procure its subsidiaries not to, receive services which are identical or similar to the services covered by the Exclusive Technology and Service Co-operation Agreement from any third party (as defined in the Exclusive Technology and Service Co-operation Agreement).
In consideration of the services provided by Beijing Glory Wolf, Beijing Huapin Borui shall pay service fee to Beijing Glory Wolf. Pursuant to the Exclusive Technology and Service Co-operation Agreement, the service fees shall be equivalent to the total consolidated profit of Beijing Huapin Borui and its subsidiaries, after offsetting the prior-year loss (if any), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Beijing Glory Wolf shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services involved, (b) the time taken for the services, (c) the scope of management and technical consulting and other services and their commercial value, (d) the scope of intellectual property licensing and leasing services and their commercial value, and (e) the market reference price for services of similar kinds. Beijing Huapin Borui shall pay the service fees to Beijing Glory Wolf within 30 business days after given payment instructions by Beijing Glory Wolf.
Beijing Glory Wolf has the exclusive and proprietary rights and interest to all intellectual properties, in irrespective of being developed by Beijing Huapin Borui or by Beijing Glory Wolf. Without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui shall not, and shall procure its subsidiaries not to, transfer, assign, pledge, or by any other means dispose of any of such intellectual properties.
The Exclusive Technology and Service Co-operation Agreement shall remain effective until, among others, the date on which Beijing Glory Wolf or the party designated by Beijing Glory Wolf is formally registered as the shareholder of Beijing Huapin Borui, in the case where Beijing Glory Wolf is permitted by the PRC laws to directly hold the shares of Beijing Huapin Borui and Beijing Glory Wolf and its subsidiaries and affiliates are allowed to engage in the Relevant Businesses being currently operated by Beijing Huapin Borui.
Exclusive Purchase Option Agreement
Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an exclusive purchase option agreement on September 30, 2022 (the “Exclusive Purchase Option Agreement”), pursuant to which Beijing Glory Wolf, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the Registered Shareholders to purchase from each of the Registered Shareholders all or any part of their respective equity interest in Beijing Huapin Borui.
Beijing Huapin Borui and the Registered Shareholders irrevocably covenanted that unless with prior written consent by Beijing Glory Wolf, Beijing Huapin Borui shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets, and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of its equity interest in Beijing Huapin Borui, other than the creation of the pledge of Beijing Huapin Borui’s equity interest pursuant to the Contractual Arrangements.
The purchase price payable by Beijing Glory Wolf or its designee in respect of the transfer of the entire equity interest and/or the total assets of Beijing Huapin Borui shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions

CONTRACTUAL ARRANGEMENTS

and requirements of PRC laws, the price paid by Beijing Glory Wolf and/or its designee to Beijing Huapin Borui and/or Registered Shareholders at any such price shall be returned by Beijing Huapin Borui and/or Registered Shareholders to Beijing Glory Wolf at the time and in the form requested by Beijing Glory Wolf.
The Exclusive Purchase Option Agreement shall remain effective for ten years with Beijing Glory Wolf having the option to renew it until all the equity interest in and/or all assets of Beijing Huapin Borui has been transferred to Beijing Glory Wolf and/or its designee (registration has been completed for the change of members) and Beijing Glory Wolf and its subsidiaries and branches can legally engage in the business of Beijing Huapin Borui.
Beijing Huapin Borui and the Registered Shareholders, among other things, have covenanted that:
(i)
without the prior written consent of Beijing Glory Wolf, they shall not supplement, alter or modify the articles of association of Beijing Huapin Borui, or change its registered capital or capital structure in any way;

(ii)
they shall maintain Beijing Huapin Borui’s corporate existence and conduct its business and affairs prudently and efficiently;

(iii)
without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui will not sell, transfer, pledge or otherwise dispose of any of its assets (except for what is required for daily business operations), business or revenue;

(iv)
without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui will not incur, inherit, guarantee or permit any debt except for:

a.
debts arising in the ordinary or usual course of business other than by means of loans; and

b.
debts that have been disclosed to and agreed in writing by Beijing Glory Wolf.

(v)
they shall maintain the ordinary business operations of Beijing Huapin Borui so as to maintain the value of Beijing Huapin Borui’s assets, and shall not perform any act/omission which would be sufficient to affect its business condition and the value of its assets;

(vi)
without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui shall not enter into any material contract other than contracts entered into in the ordinary and normal course of business and contracts entered into by Beijing Huapin Borui and Beijing Glory Wolf’s overseas parent company and/or the subsidiaries directly or indirectly controlled by such parent company;

(vii)
without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui shall not provide any loan or security to any person;

(viii)
upon the request of Beijing Glory Wolf, Beijing Huapin Borui will provide to Beijing Glory Wolf all the information concerning its operating and financial status;

(ix)
without the prior written consent of Beijing Glory Wolf, they shall not procure or consent Beijing Huapin Borui to merge or form a joint venture with any entities, or acquire or make investment in any entity;

(x)
they shall immediately notify Beijing Glory Wolf and take all necessary actions pursuant to the reasonable requirements of Beijing Glory Wolf when there is any litigation, arbitration or administrative proceedings that would occur or might occur in connection with Beijing Huapin Borui’s assets, business and revenue;

(xi)
to protect Beijing Huapin Borui’s ownership of all its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate claims or take necessary and appropriate defense against all claims;

CONTRACTUAL ARRANGEMENTS

(xii)
without the prior written consent of Beijing Glory Wolf, Beijing Huapin Borui shall not distribute dividends in any form to its shareholders, but shall, upon the request of Beijing Glory Wolf, immediately distribute all distributable profits to its respective shareholders; and

(xiii)
Beijing Huapin Borui shall, upon the request of Beijing Glory Wolf, appoint or terminate the appointment of any person designated by Beijing Glory Wolf to act as a director of Beijing Huapin Borui.

The Registered Shareholders, among other things, have further covenanted that:
(i)
without the prior written consent of Beijing Glory Wolf, they shall not sell, transfer, pledge or dispose legal or beneficial interest in Beijing Huapin Borui, or impose any encumbrances on such rights and interests, other than the creation of the pledge of Beijing Huapin Borui’s equity interest pursuant to the Contractual Arrangements;

(ii)
shall not engage in any business operation or conduct in any manner which may impose an adverse impact on the reputation of Beijing Huapin Borui;

(iii)
without Beijing Glory Wolf’s prior written consent, they shall procure board of directors and/or shareholders’ meetings of Beijing Huapin Borui not to approve the sale, transfer, pledge, or disposal of legal or beneficial interest of any equity interest or assets, or allow creation of any encumbrances thereon, other than the creation of the pledge of Beijing Huapin Borui’s shares pursuant to the Contractual Arrangements;

(iv)
without Beijing Glory Wolf’s prior written consent, they shall procure board of directors and/or shareholders’ meetings of Beijing Huapin Borui to approve a merger, or consolidation, or acquisition in any person, or divestment of Beijing Huapin Borui, revision of its articles of associations, or change in registered capital or its corporate status;

(v)
the Registered Shareholders shall not instruct Beijing Huapin Borui to pay any dividends or bonus or to convene a shareholders’ meeting in relation thereto, or to vote in favour of such matter at such meeting; and

(vi)
they shall abide strictly by the Contractual Arrangements, perform the obligations under such agreements effectively, and not take any actions or omissions which may adversely affect the validity and enforceability of such agreements.

Equity Pledge Agreement
Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an equity pledge agreement on September 30, 2022 (the “Equity Pledge Agreement”), pursuant to which each of the Registered Shareholders agreed to pledge all of their respective equity interests in Beijing Huapin Borui to Beijing Glory Wolf as a security interest to guarantee performance of their contractual obligations under the Contractual Arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the Contractual Arrangements.
Among other things, the Registered Shareholders have undertaken that without Beijing Glory Wolf’s prior written consent, they shall not directly or indirectly transfer the equity interests in any way, create or permit the existence of any pledge or other form of security which might affect the rights and interests of the Beijing Glory Wolf, other than the transfer of such equity interests to Beijing Glory Wolf or its designee pursuant to the Exclusive Purchase Option Agreement.
Upon the occurrence of an event of default (as defined in the Equity Pledge Agreement), Beijing Glory Wolf may, at any time thereafter, serve a default notice to the Registered Shareholders, upon which Beijing Glory Wolf may (1) demand all the outstanding payment due according to the Exclusive Technology and Service Co-operation Agreement, and/or (2) exercise its right of pledge according to the Equity Pledge Agreement, or otherwise dispose of the pledged equity interest in accordance with applicable Laws, unless the

CONTRACTUAL ARRANGEMENTS

event of default has been resolved in the satisfactory of Beijing Glory Wolf within 30 days after the default notice has been served. Beijing Glory Wolf may exercise such right of pledge based on its own independent judgement. The Registered Shareholders and Beijing Huapin Borui have covenanted to unconditionally collaborate with Beijing Glory Wolf when Beijing Glory Wolf exercises such right of pledge. Beijing Glory Wolf shall bear no responsibilities for any direct or indirect loss incurred consequent upon its exercise of such right of pledge.
The Equity Pledge Agreement shall remain effective until, among others, Beijing Huapin Borui and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of Beijing Huapin Borui and completed relevant deregistration procedure.
Other aspects of the Contractual Arrangements
Spousal consent
Each of the spouses of Mr. Zhao and Ms. Yue signed a spousal consent letter, pursuant to which the signing spouse unconditionally and irrevocably consents to the execution of the Exclusive Technology and Service Co-operation Agreement, the Equity Pledge Agreement, the Exclusive Purchase Option Agreement, and the Power of Attorney executed by Mr. Zhao or Ms. Yue (as the case may be) (the “Transaction Documents”) and to the disposal in accordance therewith of the equity interest in Beijing Huapin Borui held by Mr. Zhao or Ms. Yue (as the case may be). Each of the spouses also undertook (1) not to make any claim with respect to the relevant equity interest in Beijing Huapin Borui; (2) to execute all documents and take all actions necessary to ensure that the Transaction Documents (as amended from time to time) are properly performed; and (3) if for any reason the spouses acquire any of the equity held by the Registered Shareholder in Beijing Huapin Borui, to be bound by the Transaction Documents and execute any required written documents for such purpose.
Powers of Attorney
Pursuant to the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Glory Wolf (the “Powers of Attorney”), each of the Registered Shareholders unconditionally and irrevocably agrees to appoint Beijing Glory Wolf and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning Beijing Huapin Borui and to exercise all of their rights as shareholder of Beijing Huapin Borui, including but not limited to: (1) to propose, convene and attend shareholders’ meetings of Beijing Huapin Borui and sign minutes and resolutions of the shareholders’ meeting on their behalf; (2) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of Beijing Huapin Borui, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (3) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of Beijing Huapin Borui.
Dispute resolution
In the event of any dispute under the Contractual Arrangements, each of them provides that:
(a)
all disputes shall first be settled through friendly negotiation;

(b)
if such dispute fails to be resolved by negotiations within thirty days, any party shall have the right to submit the disputes to the China International Economic and Trade Arbitration Commission, or the CIETAC, and such dispute shall be arbitrated in Chinese language in accordance with the then prevailing arbitration rules in Beijing, with such arbitration award final and binding on all parties to the arbitration;

(c)
prior to the final award, the arbitration institution shall have the right to grant Beijing Glory Wolf with appropriate legal remedies, including relevant remedial measures regarding the equity interests

CONTRACTUAL ARRANGEMENTS

or assets or property rights of Beijing Huapin Borui, remedial injunctions, and dissolution or liquidation of Beijing Huapin Borui; and
(d)
subject to, and in compliance with, PRC laws, competent courts (including the courts of China, Hong Kong, the Cayman Islands and the place where Beijing Glory Wolf’s affiliated and listed or to be listed companies are incorporated, Beijing Huapin Borui is incorporated or the principal assets of Beijing Huapin Borui or Beijing Glory Wolf are located) have the power to grant interim remedies before the formation of the arbitral tribunal or in appropriate cases to support arbitration.

Our PRC Legal Adviser has, however, advised that: (i) a tribunal normally would not grant such kind of injunctive relief or winding up order of the Consolidated Affiliated Entities under PRC laws; (ii) interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC; and (iii) even if the abovementioned provisions may not be enforceable under PRC laws, the remaining provisions of the dispute resolution clauses are legal, valid and binding on the parties to the agreement under the Contractual Arrangements.
As a result of the above, in the event that any of our Consolidated Affiliated Entities or the Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected.
Succession
Each of the agreements under the Contractual Arrangements is binding on the successors of the Registered Shareholders. Under the Civil Code of the PRC (《中華人民共和國民法典》), or the Civil Code, the statutory successors include one’s spouse, children, parents, brothers, sisters, paternal grandparents and maternal grandparents and any breach by such successors would be a breach of the Contractual Arrangements. In case of a breach, Beijing Glory Wolf can enforce its rights against the successors.
The Exclusive Purchase Option Agreement, Equity Pledge Agreement and Powers of Attorney state that the relevant agreement shall be binding upon the Registered Shareholders and their successors.
Under the spousal consent, the spouse has confirmed that if for any reason the spouse acquires any equity interest in Beijing Huapin Borui held by the Registered Shareholder, the spouse shall be bound by the Contractual Arrangements where the Registered Shareholder is a party and execute any required written documents for such purpose.
Based on the above, our PRC Legal Adviser has advised that: (i) the Contractual Arrangements provide protection to the Group even in the event of loss of capacity, death, bankruptcy, marriage or divorce (if applicable) of the Registered Shareholders; and (ii) loss of capacity, death, bankruptcy, marriage or divorce (if applicable) of the Registered Shareholders would not affect the validity of the Contractual Arrangements, and Beijing Glory Wolf can enforce its rights under the Contractual Arrangements against the successors of such shareholders.
Conflicts of interest
Although only one of the Registered Shareholders (namely Mr. Zhao) is also our director and officer, we have implemented measures to protect against the potential conflicts of interest between our Company and the Registered Shareholders. Under the irrevocable Powers of Attorney, the Registered Shareholders appointed Beijing Glory Wolf as their respective attorney-in-fact to appoint directors and vote on their behalf on all matters of Beijing Huapin Borui requiring approval under its articles of association and under the relevant PRC laws.
Loss sharing
Neither the agreements constituting the Contractual Arrangements nor PRC laws provide or require that our Company or Beijing Glory Wolf be obligated to share the losses of our Consolidated Affiliated Entities or

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provide financial support to our Consolidated Affiliated Entities. Further, each of our Consolidated Affiliated Entities is a separate legal entity and shall be solely liable for its own debts and losses with assets and properties owned by it.
Despite the foregoing, given that our Group conducts its businesses in the PRC through our Consolidated Affiliated Entities which hold the requisite PRC licenses and approvals, and that our Consolidated Affiliated Entities’ financial condition and results of operations are consolidated into our Company’s financial statements under the applicable accounting principles, our business, financial condition and results of operations would be adversely affected if our Consolidated Affiliated Entities suffer losses. Therefore, the provisions in the Contractual Arrangements are tailored so as to limit, to the greatest extent possible, the potential adverse effect on Beijing Glory Wolf and our Company resulting from any loss suffered by our Consolidated Affiliated Entities.
Liquidation
Pursuant to the Power of Attorney, the Registered Shareholders have undertaken that Beijing Glory Wolf or its designee are entitled to exercise voting rights and distribute the remaining assets in the event of a dissolution or liquidation of Beijing Huapin Borui. Pursuant to the Exclusive Purchase Option Agreement, in the event of a dissolution or liquidation, all of the remaining assets of Beijing Huapin Borui shall be transferred to Beijing Glory Wolf after such dissolution or liquidation pursuant to PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Adviser is of the opinion that:
1.
the contents of each of the Contractual Arrangements do not violate the mandatory provisions of current PRC laws and are valid and binding on the parties thereto, enforceable under applicable PRC laws and regulations, except in the following cases: (a) the arbitration awards as rendered by the arbitration body in its discretion which request the bankruptcy and liquidation of Beijing Huapin Borui, and the injunctive relief and other temporary relief measures made by Hong Kong and Cayman Island courts under the Contractual Arrangements may not be legally and effectively enforced under the current PRC laws; (b) the equity pledge shall become legally effective after the completion of equity pledge registration procedures by the SAMR; or (c) the arbitration award under Contractual Arrangements as rendered by CIETAC may only be enforced after a ruling by a PRC people’s court which agrees to such enforcement;

2.
parties to each of the agreements under the Contractual Arrangements are entitled to execute the agreements and perform their respective obligations thereunder, and none of the agreements would fall within the circumstances that violate the mandatory provisions under the PRC laws, which would lead the agreement under the Contractual Arrangements to be deemed invalid under the Civil Code;

3.
the execution and performance under the agreements under the Contractual Arrangements do not violate the provisions of the articles of association of Beijing Glory Wolf and Beijing Huapin Borui; and

CONTRACTUAL ARRANGEMENTS

4.
the execution and performance of the Contractual Arrangements does not require any approvals or authorisations from PRC governmental authorities, except that:

(a)
the pledge of any equity interest in Beijing Huapin Borui in favour of Beijing Glory Wolf is subject to registration requirements with the relevant administration for market regulation, which was completed on March 27, 2020;

(b)
the disposal of any equity pledge under the Equity Pledge Agreements is subject to the approvals and/or registration with the PRC regulatory authorities;

(c)
the exercise by Beijing Glory Wolf of its option rights under the Exclusive Purchase Option Agreement to acquire all or part of the equity interests in Beijing Huapin Borui is subject to the approval of, consent of, filing with and/or registration with PRC governmental authorities;

(d)
the transfer of the equity interest in Beijing Huapin Borui contemplated under the Contractual Arrangements is subject to applicable approval and/or registration requirements under the then applicable PRC laws;

(e)
any arbitral awards or foreign rulings and/or judgments in relation to the performance of the Contractual Arrangements are subject to applications to competent PRC courts for recognition and enforcement; and

(f)
under PRC laws, an arbitral body does not have the power to grant any injunctive relief, requiring civil entities to act or not to act, or requiring winding-up of Beijing Huapin Borui as interim remedies.

However, as advised by our PRC Legal Adviser, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of the Contractual Arrangements and necessity of obtaining any approvals, consent, registration and filing with respect to the Contractual Arrangements. Accordingly, there can be no assurance that the PRC governmental authorities will not in the future take a view that is contrary to the opinions of our PRC Legal Adviser. For further information, please refer to the section headed “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” in this document.
Based on all of the above, our Directors are of the view that (i) the Contractual Arrangements are narrowly tailored because the Contractual Arrangements are only used to enable our Company to control our Consolidated Affiliated Entities that engage in the operation of Relevant Businesses where PRC laws restrict foreign ownership; and (ii) the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations, and except for the relevant clauses as described in the paragraph headed “Dispute Resolution” in this section, each of the agreements under the Contractual Arrangements is enforceable under the PRC laws and regulations.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Under the Exclusive Technology and Service Co-operation Agreement, it was agreed that, in consideration of the services provided by Beijing Glory Wolf, Beijing Huapin Borui will pay technology development, consulting and service fees to Beijing Glory Wolf. The fees, subject to verification and negotiation between the parties, are in principle equal to the balance of Beijing Huapin Borui’s total revenue less the total expenses. The fees shall be approved by the boards of directors of Beijing Glory Wolf and the Company, and any adjustment and change to the fees shall be subject to the approval of the same. Within thirty days after the end of each year, Beijing Huapin Borui is required to provide Beijing Glory Wolf with the financial statements and all business records, business contracts and financial information for such year. If

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Beijing Glory Wolf has any queries on the financial information provided, it may appoint a reputable independent accountant to audit the relevant information, while Beijing Huapin Borui shall cooperate with such audit. Accordingly, Beijing Glory Wolf has the ability, at its sole discretion, to extract all of the economic benefit of Beijing Huapin Borui and its subsidiaries through the Exclusive Technology and Service Co-operation Agreement.
In addition, under the Exclusive Purchase Option Agreement, Beijing Glory Wolf can decide the distribution of dividends or any other amounts to the equity holders of the Consolidated Affiliated Entities as Beijing Glory Wolf’s or the Company’s prior written consent is required before any distribution can be made.
As a result of these Contractual Arrangements, our Company can receive substantially all of the economic interest returns generated by the Consolidated Affiliated Entities. Accordingly, the Consolidated Affiliated Entities’ results of operations, assets and liabilities, and cash flows are consolidated into our Company’s financial statements.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)
our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)
our Company will engage external legal Advisers or other professional Advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of Beijing Glory Wolf and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

The Company also undertakes to restructure its Contractual Arrangements, including to adjust the equity interest held through its Contractual Arrangements when required by the relevant governmental authority, to comply with the latest PRC regulations, including the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, which came into effect on May 1, 2022.
DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (《外商投資法實 施條例》), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of the

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Consolidated Affiliated Entities, by WFOE, through which we operate our business in the PRC.The Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods”. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and Relevant Businesses will not be materially and adversely affected in the future due to changes in PRC laws.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and for the six months ended June 30, 2022 and as of December 31, 2020 and 2021 and June 30, 2022, including certain supplemental and updated disclosures made in connection with the Listing.

OVERVIEW
We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six  months ended June 30, 2022, according to the CIC Report. We have pioneered the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform. According to CIC, we were the first in China to adopt the direct recruitment model for the online recruitment industry. Our innovative business model is developed on an approach that is fundamentally different from other existing business models at the time of its inception and has since transformed the online recruitment industry and user behavior in China.
We provide services for improving recruitment and job hunting efficiency to both enterprise users and job seekers, generating most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy. Our innovative connection-oriented monetization strategy well complements our direct recruitment model and effectively incentives us to promote interaction and connection between enterprise users and job seekers.
Selling and marketing expenses comprise a substantial portion of our operating expenses, consisting primarily of advertising expenses and payroll and other employee-related expenses. To promote our brand image, we have launched various marketing initiatives and acquired users through a variety of marketing channels, including marketing campaigns, TV commercials and outdoor advertisements. We also acquire users through online traffic acquisition, such as those that enhance our exposure on social media and priority in search results in app stores and search engines. In addition, we incurred advertising expenses to manage public relations for pro bono events we organized or participated.
During the Track Record Period, we achieved significant business growth. Our revenues increased by 94.7% from RMB998.7 million in 2019 to RMB1.9 billion in 2020 and further increased by 119.0% to RMB4.3 billion (US$635.9 million) in 2021. We recorded revenues of RMB2.3 billion (US$336.0 million) in the six  months ended June 30, 2022, representing an increase of 15.0% from RMB2.0 billion in the six months ended June 30, 2021. We recorded net loss of RMB502.1 million, RMB941.9  million and RMB1.1 billion (US$159.9 million) in 2019, 2020 and 2021, respectively. In the six months ended June 30, 2022, we recorded net income of RMB80.3 million (US$12.0 million), compared to net loss of RMB1.6 billion in the six  months ended June 30, 2021. Our adjusted net loss was RMB467.8 million and RMB284.7 million in 2019 and 2020, respectively. We recorded adjusted net income of RMB852.6 million (US$127.3 million) in 2021. In the six months ended June  30, 2022, we recorded adjusted net income of RMB363.4 million (US$54.3 million), representing an increase of 205.6% from RMB118.9 million in the six months ended June 30, 2021. Our operating cash outflow was RMB105.7 million in 2019. Our operating cash flow turned positive and reached RMB395.9 million in 2020, RMB1.6 billion (US$245.1 million) in 2021 and RMB480.9 million (US$71.8 million) in the six months ended June 30, 2022. For discussions of our adjusted net income/(loss) and reconciliation of net income/(loss) to adjusted net income/(loss), see “— Non-GAAP Financial Measure” for details.

FINANCIAL INFORMATION

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:
•
China’s overall economic growth and development, along with its structural transformation into a service-based and technology-driven economy;

•
greater challenges in hiring leading to the increasing adoption of recruitment services;

•
digitalization of the recruitment industry;

•
the emergence of the direct recruitment model;

•
growth of the blue-collar sector;

•
the high growth potential in online penetration among employers, in particular Bosses;

•
competitive landscape of China’s online recruitment service industry and our market position therein; and

•
government policies and regulations affecting China’s internet industry as well as online recruitment service industry.

Unfavorable changes in any of these general conditions could negatively impact demand for our services and materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.
Our ability to expand our large and active user base and enhance user engagement
A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it’s important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU reached 25.9 million in the six months ended June 30, 2022. Whether we can continue to grow our MAU mainly depends on our ability to provide superior user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.
Our acquisition of paid enterprise customers
Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers reached 3.8 million in the twelve months ended June 30, 2022. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.
Our ability to expand our services to existing paid enterprise customers
We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed

FINANCIAL INFORMATION

revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period accounted for the majority of our revenue source during the Track Record Period. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 36.4%, 35.8%, 35.5% and 40.5% of our total revenues in 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 15.6%, 17.0%, 21.8% and 23.0% of our total revenues in 2019, 2020 and 2021 and the six months ended June  30, 2022, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 92.9% from 970 in 2019 to 1,871 in 2020 and further increased by 155.4% to 4,778 in 2021. We recorded 5,805 key accounts in the twelve months ended June 30, 2022, representing an increase of 85.0% from 3,137 in the twelve months ended June  30, 2021.
The consistent revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending and move more of our paid enterprise customers into the mid-sized and key account groups. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.
Our ability to promote our brands and market our services more effectively
Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our sales and marketing expenses represented 91.8%, 69.3%, 45.6% and 41.0% of our revenues in 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively. The declining proportion of our sales and marketing expenses to revenues signifies higher efficiency of our branding, marketing and promotional activities. We will need to continue to monitor and manage our sales and marketing expenses if we are to improve profitability in the future.
Our ability to enhance our operating efficiency
Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Certain items of our operating cost and expenses, including our research and development expenses, have trended downwards as a percentage of our revenues from 2019 to 2021, especially after excluding share-based compensation expenses. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.
BASIS OF PREPARATION
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Principal accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below.
CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We

FINANCIAL INFORMATION

base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. Actual results could differ from these estimates. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. On an on-going basis, we evaluate our estimates and may make changes accordingly.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this document. When reviewing our financial statements, you should consider (i)  our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Revenue Recognition
We accounted for revenue under ASC 606, Revenue from Contracts with Customers, and all periods have been presented under ASC 606. Consistent with the criteria of ASC 606, we recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those services.
To achieve that core principle, we apply the five steps defined under ASC 606: (i) identify the contract(s) with a customer, (ii)  identify the performance obligations in the contract, (iii)  determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v)  recognize revenue when (or as) a performance obligation is satisfied. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue is recognized net of value-added tax, or VAT, upon the transfer of control of promised services to a customer.
Online recruitment services to enterprise customers
We provide online recruitment services carrying different kinds of features to enterprise customers, including direct recruitment services such as job postings and value-added tools such as bulk invite sending. These services could be purchased as a part of subscription packages or on a standalone basis. Based on the historical pattern by which we satisfy our performance obligations and how enterprise customers benefit from our performance obligations, we recognize our revenues from online recruitment services either over time or at a point in time.
For services with a particular subscription period, we recognized revenue on a straight-line basis over the subscription period as we have a stand-ready obligation to provide services and a time-based measure of progress best reflects the satisfaction of the performance obligations. For other services provided to enterprise customers, we recognized revenues at a point in time upon delivering the corresponding services or when they expire.
Other services
Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.
Arrangements with multiple performance obligations
Multiple performance obligations exist when enterprise customers purchase subscription packages which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. We allocate the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.
Deferred revenue
We record deferred revenue when we receive customers’ payments in advance of transferring control of services. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.

FINANCIAL INFORMATION

Remaining performance obligations
Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations. Substantially all of our contracts with customers are within one year in duration. As such, we have elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.
Fair Value of Share Options
We granted share options to our employees, directors and consultants. Share-based awards with service conditions only are measured at the grant-date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant-date fair value and cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of our IPO in the United States in June 2021. We used a binomial option pricing model to determine the fair value of the awarded share options. Significant estimates and assumptions, including fair value of ordinary shares on the grant date, risk-free interest rate, expected term, expected dividend yield, expected volatility and expected early exercise multiple are made.
Key assumptions are set forth as follows:
•
Fair value of ordinary shares on the grant date:   The fair value of the ordinary shares prior to our IPO in the United States was estimated based on the following assumptions:

•
Weighted average cost of capital, or WACC:   The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•
Discount for lack of marketability, or DLOM:   DLOM was quantified by the protective put options mode. Under this option-pricing method, which assumed that the put option is struck at the price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

•
Risk-free interest rate:   The risk-free rate was estimated based on the market yield of U.S. Treasury with a maturity life that corresponds with the expected term.

•
Expected term:   Expected term is the contractual life of the options.

•
Expected dividend yield:   We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.

•
Expected volatility:   Expected volatility was estimated based on the average volatility of comparable companies in the same industry. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

•
Expected early exercise multiple:   Expected early exercise multiple was estimated by reference to a widely accepted academic research publication.

Mezzanine Equity
Mezzanine equity represents the Series A, Series B, Series C, Series D, Series E and Series F convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by us. Preferred Shares are contingently redeemable upon the occurrence of an event that is outside of our control. Therefore, we classify the Preferred Shares as mezzanine equity.
Upon the completion of the IPO in the United States in June  2021, all of the issued and outstanding Preferred Shares were automatically converted into Class A Ordinary Shares on a one-for-one basis.

FINANCIAL INFORMATION

RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document. The results of operations in any particular period are not necessarily indicative of our future trends.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
					(unaudited)
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	986,859	98.8	1,927,178	99.1	4,219,026	629,884	99.1	1,939,919	99.1	2,227,184	332,510	99.0
Others	11,861	1.2	17,181	0.9	40,102	5,987	0.9	16,798	0.9	23,040	3,440	1.0
Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	635,871	100.0	1,956,717	100.0	2,250,224	335,950	100.0
Operating cost and expenses
Cost of revenues(1)	(137,812)	(13.8)	(240,211)	(12.4)	(554,648)	(82,807)	(13.0)	(250,029)	(12.8)	(351,578)	(52,489)	(15.6)
Sales and marketing expenses(1)	(916,832)	(91.8)	(1,347,532)	(69.3)	(1,942,670)	(290,033)	(45.6)	(1,152,780)	(58.9)	(921,900)	(137,636)	(41.0)
Research and development expenses(1)	(325,569)	(32.6)	(513,362)	(26.4)	(821,984)	(122,719)	(19.3)	(413,728)	(21.1)	(598,425)	(89,343)	(26.6)
General and administrative expenses(1)	(132,999)	(13.3)	(797,008)	(41.0)	(1,991,123)	(297,267)	(46.7)	(1,748,612)	(89.4)	(316,035)	(47,183)	(14.0)
Total operating cost and expenses	(1,513,212)	(151.5)	(2,898,113)	(149.1)	(5,310,425)	(792,826)	(124.6)	(3,565,149)	(182.2)	(2,187,938)	(326,651)	(97.2)
Other operating income, net	2,573	0.3	8,849	0.5	14,977	2,236	0.4	7,657	0.4	10,743	1,604	0.5
(Loss)/Income from operations	(511,919)	(51.2)	(944,905)	(48.6)	(1,036,320)	(154,719)	(24.2)	(1,600,775)	(81.8)	73,029	10,903	3.3
Investment income	9,718	1.0	9,095	0.5	24,744	3,694	0.6	8,629	0.4	17,075	2,549	0.8
Financial income, net	145	0.0	3,098	0.2	9,735	1,453	0.2	4,017	0.2	24,185	3,611	1.1
Foreign exchange gain/(loss)	1	0.0	(5,074)	(0.3)	(1,961)	(293)	(0.0)	(586)	(0.0)	4,694	701	0.2
Other expenses, net	—	—	(4,109)	(0.2)	(7,745)	(1,156)	(0.2)	(1,597)	(0.1)	(24,539)	(3,664)	(1.2)
(Loss)/Income before income tax expense	(502,055)	(50.2)	(941,895)	(48.4)	(1,011,547)	(151,021)	(23.6)	(1,590,312)	(81.3)	94,444	14,100	4.2
Income tax expense	—	—	—	—	(59,527)	(8,887)	(1.4)	—	—	(14,123)	(2,109)	(0.6)
Net (loss)/income	(502,055)	(50.2)	(941,895)	(48.4)	(1,071,074)	(159,908)	(25.0)	(1,590,312)	(81.3)	80,321	11,991	3.6

FINANCIAL INFORMATION

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
			(unaudited)
	(in thousands)
Share-based compensation expenses
Cost of revenues	944	1,920	31,467	4,698	13,137	16,113	2,406
Sales and marketing expenses	8,443	21,473	73,733	11,008	26,922	63,817	9,528
Research and development expenses	13,595	30,883	137,820	20,576	58,633	115,117	17,187
General and administrative expenses	11,268	602,960	1,680,626	250,911	1,610,559	87,999	13,138
Total	34,250	657,236	1,923,646	287,193	1,709,251	283,046	42,259
NON-GAAP FINANCIAL MEASURE
Adjusted Net Income/(Loss)
In addition to net income/(loss), we also use adjusted net income/(loss) (non-GAAP financial measure), to evaluate our business. We define adjusted net income/(loss) (non-GAAP financial measure) as net income/(loss) excluding share-based compensation expenses. Share-based compensation are non-cash in nature and do not result in cash outflow, and the adjustment has been made during the Track Record Period for consistency.
We have included this non-GAAP financial measure in this document because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to [REDACTED] and others in understanding and evaluating our operating results in the same manner as our management team and board of directors do. Our calculation of the non-GAAP financial measure may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. It should not be considered in isolation from, or as a substitute for, our financial information prepared in accordance with U.S. GAAP.
The table below sets forth a reconciliation of our net income/(loss) to adjusted net income/(loss) (non-GAAP financial measure) for the periods indicated:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
			(unaudited)
	(in thousands)
Net (loss)/income	(502,055)	(941,895)	(1,071,074)	(159,908)	(1,590,312)	80,321	11,991
Minus:
Share-based compensation expenses	(34,250)	(657,236)	(1,923,646)	(287,193)	(1,709,251)	(283,046)	(42,259)
Adjusted net (loss)/income (non-GAAP financial measure)	(467,805)	(284,659)	852,572	127,285	118,939	363,367	54,250

FINANCIAL INFORMATION

KEY COMPONENTS OF RESULTS OF OPERATIONS
Revenues
We derive most of our revenues from paid enterprise customers on our online recruitment platform. We provide online recruitment services to enterprise users that allow them to access and interact with job seekers and better manage their recruitment process. The following table sets forth the components of our revenues by amounts and  percentages of our total revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	986,859	98.8	1,927,178	99.1	4,219,026	629,884	99.1	1,939,919	99.1	2,227,184	332,510	99.0
Others	11,861	1.2	17,181	0.9	40,102	5,987	0.9	16,798	0.9	23,040	3,440	1.0
Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	635,871	100.0	1,956,717	100.0	2,250,224	335,950	100.0
Operating Cost and Expenses
Our operating costs and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
Cost of revenues.   Our cost of revenues primarily consists of third-party payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost and server depreciation. The following table sets forth the components of our cost of revenues by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Cost of revenues
Third-party payment processing cost	56,069	5.6	96,347	5.0	206,882	30,887	4.9	109,393	5.6	94,976	14,180	4.2
Payroll and other employee-related expenses	31,460	3.2	52,152	2.7	171,868	25,659	4.0	61,250	3.1	132,451	19,774	5.9
Server and bandwidth service cost	21,600	2.2	37,894	1.9	69,466	10,371	1.6	29,919	1.5	48,793	7,285	2.2
Depreciation and amortization	5,993	0.6	21,631	1.1	45,809	6,839	1.1	19,313	1.0	39,918	5,960	1.8
Others	22,690	2.2	32,187	1.7	60,623	9,051	1.4	30,154	1.6	35,440	5,290	1.5
Total	137,812	13.8	240,211	12.4	554,648	82,807	13.0	250,029	12.8	351,578	52,489	15.6
We expect our cost of revenues to continue to increase in line with our business growth.
Sales and marketing expenses.   Our sales and marketing expenses primarily consist of (i) advertising expenses, including expenses relating to our online traffic acquisition and branding activities, (ii) payroll and

FINANCIAL INFORMATION

other employee-related expenses for our sales and marketing staff, and (iii) other miscellaneous expenses for our sales functions. Our advertising expenses are mainly incurred to (i) promote our brands through marketing campaigns, TV commercials and outdoor advertisements, (ii) purchase online traffic acquisition services, such as those that enhance our exposure on social media and priority in search results in app stores and search engines, and (iii) manage public relations for pro bono events. The following table sets forth the components of our sales and marketing expenses by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Sales and marketing expenses
Advertising expenses	538,940	54.0	812,415	41.8	997,650	148,945	23.4	723,724	37.0	348,594	52,044	15.5
Payroll and other employee-related expenses	335,912	33.6	470,644	24.2	823,399	122,930	19.3	375,148	19.2	509,057	76,000	22.6
Others	41,980	4.2	64,473	3.3	121,621	18,158	2.9	53,908	2.7	64,249	9,592	2.9
Total	916,832	91.8	1,347,532	69.3	1,942,670	290,033	45.6	1,152,780	58.9	921,900	137,636	41.0
We expect our sales and marketing expenses to continue to increase in absolute amount in the foreseeable future as we plan to engage in more sales and marketing activities to attract users and further grow our business.
Research and development expenses.   Our research and development expenses primarily consist of payroll and other employee-related expenses for our research and development staff. The following table sets forth the components of our research and development expenses by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Research and development expenses
Payroll and other employee-related expenses	293,802	29.4	467,942	24.1	776,420	115,916	18.2	395,157	20.2	568,749	84,912	25.3
Others	31,767	3.2	45,420	2.3	45,564	6,803	1.1	18,571	0.9	29,676	4,431	1.3
Total	325,569	32.6	513,362	26.4	821,984	122,719	19.3	413,728	21.1	598,425	89,343	26.6
We expect our research and development expenses to continue to increase in absolute amount as we expand our research and development team and further enhance our technology capabilities.
General and administrative expenses.   Our general and administrative expenses primarily consist of payroll and other employee-related expenses for our managerial and administrative staff. The following table sets forth the components of our general and administrative expenses by amounts and as percentages of our revenues for the periods presented.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
General and administrative expenses
Payroll and other employee-related expenses(1)	85,417	8.6	737,224	37.9	1,889,187	282,048	44.4	1,706,188	87.2	242,796	36,248	10.8
Others	47,582	4.7	59,784	3.1	101,936	15,219	2.3	42,424	2.2	73,239	10,935	3.2
Total	132,999	13.3	797,008	41.0	1,991,123	297,267	46.7	1,748,612	89.4	316,035	47,183	14.0

Note:
(1)
In November 2020 and June 2021, our company granted 24,780,971 and 24,745,531 Class B Ordinary Shares to TECHWOLF LIMITED, and recorded RMB533.1 million and RMB1,506.4 million of share-based compensation expenses in general and administrative expenses upon the grant, respectively.

Excluding the impact of the one-off share-based compensation expenses in connection with the grant of Class B Ordinary Shares to TECHWOLF LIMITED, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future as we grow our business and incur increased staff related cost.
TAXATION
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021 and the six months ended June 30, 2022.
PRC
Under the PRC Enterprise Income Tax Law effective from January  1, 2008, and amended on February 24, 2017 and December 29, 2018, our PRC subsidiaries and the VIE are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises as stipulated under PRC tax laws and regulations.
Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%.
Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly was eligible for a

FINANCIAL INFORMATION

preferential tax rate of 15% in each of 2019, 2020 and 2021. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE was subject to an enterprise income tax rate of 20%, 25% and 25% in 2019, 2020 and 2021, respectively.
If our company in the Cayman Islands or any of our subsidiaries outside of China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.
We are subject to VAT at a rate of approximately 3% for small-scale-VAT-payer entities or 6% for general-VAT-payer entities on the services and solutions we provide to our customers, less any deductible VAT we have already paid or borne in accordance with PRC law. We are also subject to surcharges on VAT payments in accordance with PRC law.
Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from China effective from January 1, 2008.
PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenues
Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 15.0% from RMB2.0 billion in the six months ended June 30, 2021 to RMB2.3 billion (US$336.0 million) in the six months ended June 30, 2022. This increase primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from key accounts increased by 42.8% from RMB362.8 million in the six months ended June 30, 2021 to RMB517.9 million (US$77.3 million) in the six months ended June 30, 2022, and revenues from mid-sized accounts increased by 43.7% from RMB633.7 million in the six months ended June 30, 2021 to RMB910.8 million (US$136.0  million) in the six months ended June 30, 2022, partially offset by the decrease in revenues from other customers, which was historically driven by new user growth while our new user registration was suspended during most of the period. Our paid enterprise customers increased by 5.6% from 3.6 million in the twelve months ended June 30, 2021 to 3.8 million in the twelve months ended June 30, 2022, and our key accounts increased by 85.0% from 3,137 in the twelve months ended June 30, 2021 to 5,805 in the twelve months ended June 30, 2022.
Cost of revenues
Our cost of revenues increased by 40.6% from RMB250.0 million in the six months ended June 30, 2021 to RMB351.6  million (US$52.5 million) in the six months ended June  30, 2022. The increase was mainly attributable to (i) an increase of RMB71.2 million in payroll and other employee-related expenses with the increased headcount, particularly in security and operation personnel, (ii) an increase of RMB20.6 million in depreciation and amortization mainly related to servers, and (iii)  an increase of RMB18.9 million in server and bandwidth service cost in line with our business growth, partially offset by a decrease of RMB14.4 million in third-party payment processing cost.
Sales and marketing expenses
Our sales and marketing expenses decreased by 20.0% from RMB1.2  billion in the six months ended June 30, 2021 to RMB921.9 million (US$137.6 million) in the six months ended June 30, 2022, primarily attributable to a decrease of RMB375.1 million in advertising expenses resulting from the marketing strategy to improve marketing efficiency taking into consideration of the suspension of new user registration, partially offset by an increase of RMB133.9 million in payroll and other employee-related expenses for our sales and marketing staff.
Research and development expenses
Our research and development expenses increased by 44.6% from RMB413.7 million in the six months ended June 30, 2021 to RMB598.4 million (US$89.3 million) in the six months ended June 30, 2022, which

FINANCIAL INFORMATION

was mainly attributable to an increase of RMB173.6 million in payroll and other employee-related expenses due to increased headcount in research and development personnel and increased share-based compensation expenses.
General and administrative expenses
Our general and administrative expenses decreased by 81.9% from RMB1.7 billion in the six months ended June 30, 2021 to RMB316.0 million (US$47.2 million) in the six months ended June 30, 2022. This decrease was mainly attributable to the one-off share-based compensation expenses of RMB1,506.4 million recognized in the second quarter of 2021, related to the issuance of Class B Ordinary Shares to TECHWOLF LIMITED, partially offset by increased payroll and other employee-related expenses with increased headcount.
(Loss)/Income from operations
As a result of the foregoing, we recorded RMB73.0 million (US$10.9 million) of income from operations in the six months ended June 30, 2022, as compared to a loss from operations of RMB1.6 billion in the six months ended June 30, 2021.
Income tax expense
We accrued income tax expense of RMB14.1 million (US$2.1  million) in the six months ended June 30, 2022, as compared to that of nil in the six months ended June 30, 2021.
Net (loss)/income
We recorded net income of RMB80.3 million (US$12.0 million) in the six months ended June 30, 2022, as compared to a net loss of RMB1.6 billion in the six months ended June 30, 2021.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 119.0% from RMB1.9 billion in 2020 to RMB4.3 billion (US$635.9  million) in 2021. In particular, revenues from key accounts increased by 180.6% from RMB330.8 million in 2020 to RMB928.4 million (US$138.6 million) in 2021, and revenues from mid-sized accounts increased by 117.4% from RMB696.3 million in 2020 to RMB1.5  billion (US$226.0 million) in 2021. This increase was primarily resulted from the rapid growth in our paid enterprise customer numbers following the expansion of our user base and continued investment in enhancing our service capabilities. Our paid enterprise customers increased by 81.8% from 2.2 million in 2020 to 4.0 million in 2021, and our key accounts increased by 155.4% from 1,871 in 2020 to 4,778 in 2021.
Cost of revenues
Our cost of revenues increased by 130.9% from RMB240.2 million in 2020 to RMB554.6 million (US$82.8 million) in 2021, primarily driven by (i) an increase of RMB110.5 million in third-party payment processing cost with increased transaction volume, (ii) an increase of RMB119.7 million in payroll and other employee-related expenses associated with the increased headcount, especially in security and operation personnel, and (iii) an increase of RMB31.6 million in server and bandwidth service cost, resulting from expanded user base and increased level of user engagement.
Sales and marketing expenses
Our sales and marketing expenses increased by 44.2% from RMB1.3  billion in 2020 to RMB1.9 billion (US$290.0 million) in 2021, primarily due to an increase of RMB352.8 million in payroll and other employee-related expenses as we expand and incentivize our sales and marketing staff and an increase of RMB185.2 million in advertising expenses due to enhanced brand advertising activities.

FINANCIAL INFORMATION

Research and development expenses
Our research and development expenses increased by 60.1% from RMB513.4 million in 2020 to RMB822.0 million (US$122.7  million) in 2021, which was mainly attributable to an increase of RMB308.5 million in payroll and other employee-related expenses due to increased headcount in research and development personnel as we continue to enhance investments in research and development talents and an increase in share-based compensation expenses.
General and administrative expenses
Our general and administrative expenses increased by 149.8% from RMB797.0 million in 2020 to RMB2.0 billion (US$297.3  million) in 2021, which was mainly attributable to the one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, related to the issuance of Class B Ordinary Shares to TECHWOLF LIMITED, and increased headcount in general and administrative personnel.
Loss from operations
As a result of the foregoing, we incurred RMB1.0 billion (US$154.7 million) of loss from operations in 2021, as compared to a loss from operations of RMB944.9 million in 2020.
Income tax expense
We accrued income tax expense of RMB59.5 million (US$8.9  million) in 2021. We did not pay any income tax or receive any income tax benefit in 2020.
Net loss
We recorded a net loss of RMB1.1 billion (US$159.9 million) in 2021, as compared to a net loss of RMB941.9 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 94.7% from RMB998.7 million in 2019 to RMB1.9 billion in 2020. Particularly, revenues from mid-sized accounts increased by 91.7% from RMB363.3 million in 2019 to RMB696.3 million in 2020, while revenues from key accounts increased by 112.3% from RMB155.8  million to RMB330.8 million in the same periods. This increase was primarily due to the growth of our paid enterprise customers, which increased by 83.3% from 1.2 million in 2019 to 2.2 million in 2020. The number of our key accounts increased by 92.9% from 970 in 2019 to 1,871 in 2020.
Cost of revenues
Our cost of revenues increased by 74.3% from RMB137.8 million in 2019 to RMB240.2 million in 2020. This increase was mainly attributable to (i) an increase of RMB40.3 million in third-party payment processing cost with increased transaction volume, (ii) an increase of RMB20.7 million in payroll and other employee-related expenses with increased headcount, and (iii) an increase of RMB16.3 million in server and bandwidth service cost primarily driven by our growth in user base and increased level of user engagement.
Sales and marketing expenses
Our sales and marketing expenses increased by 47.0% from RMB916.8 million in 2019 to RMB1,347.5 million in 2020, primarily due to an increase of RMB273.5 million, or 50.7%, in advertising expenses and an increase of RMB134.7 million, or 40.1%, in payroll and other employee-related expenses for our sales and marketing staff, which were mainly due to our enhanced marketing efforts to acquire more active users.

FINANCIAL INFORMATION

Research and development expenses
Our research and development expenses increased by 57.7% from RMB325.6 million in 2019 to RMB513.4 million in 2020, which was mainly attributable to an increase of RMB174.1 million in payroll and other employee-related expenses for our research and development staff.
General and administrative expenses
Our general and administrative expenses increased by 499.3% from RMB133.0 million in 2019 to RMB797.0 million in 2020, which was mainly attributable to the one-off share-based compensation expenses of RMB533.1 million recognized in 2020, related to the issuance of Class B Ordinary Shares to TECHWOLF LIMITED.
Loss from operations
As a result of the foregoing, we incurred RMB944.9 million of loss from operations in 2020, as compared to a loss from operations of RMB511.9 million in 2019.
Income tax expense
We did not pay any income tax or receive any income tax benefit in 2019 and 2020, mainly because we had no taxable income in those periods.
Net loss
As a result of the foregoing, our net loss was RMB941.9 million in 2020, as compared to a net loss of RMB502.1 million in 2019.
DISCUSSION OF KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated.
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Total current assets	1,707,793	4,747,312	12,958,954	1,934,721	13,518,507	2,018,261
Total non-current assets	171,206	335,967	682,669	101,920	854,128	127,518
Total assets	1,878,999	5,083,279	13,641,623	2,036,641	14,372,635	2,145,779
Total current liabilities	1,007,855	1,720,023	2,784,202	415,671	2,839,444	423,918
Total non-current liabilities	37,659	76,373	183,365	27,376	166,309	24,829
Total liabilities	1,045,514	1,796,396	2,967,567	443,047	3,005,753	448,747
Total mezzanine equity	2,494,421	5,587,000	—	—	—	—
Total shareholders’ (deficit)/equity	(1,660,936)	(2,300,117)	10,674,056	1,593,594	11,366,882	1,697,032
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,878,999	5,083,279	13,641,623	2,036,641	14,372,635	2,145,779
The following table sets forth our current assets and current liabilities as of the dates indicated.

FINANCIAL INFORMATION

	As of December 31,				As of June 30,		As of August 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
							(Unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	407,355	3,998,203	11,341,758	1,693,280	12,174,097	1,817,545	10,692,319	1,596,321
Short-term investments	1,142,015	536,401	884,996	132,126	812,225	121,262	2,687,459	401,227
Accounts receivable	1,798	6,999	1,002	150	2,013	301	1,654	247
Amounts due from related parties	37,861	40,799	6,615	988	9,583	1,431	8,812	1,316
Prepayments and other current assets	118,764	164,910	724,583	108,177	520,589	77,722	524,816	78,353
Total current assets	1,707,793	4,747,312	12,958,954	1,934,721	13,518,507	2,018,261	13,915,060	2,077,464
Current liabilities
Accounts payable	42,617	41,856	52,963	7,907	135,273	20,196	59,852	8,936
Deferred revenue	614,820	1,200,349	1,958,570	292,407	1,979,056	295,465	1,969,586	294,051
Other payables and accrued liabilities	293,202	418,259	645,138	96,317	578,981	86,440	477,217	71,247
Operating lease liabilities, current	57,216	59,559	127,531	19,040	146,134	21,817	139,587	20,840
Total current liabilities	1,007,855	1,720,023	2,784,202	415,671	2,839,444	423,918	2,646,242	395,074
Net current assets	699,938	3,027,289	10,174,752	1,519,050	10,679,063	1,594,343	11,268,818	1,682,390
Our net current assets increased from RMB10.2 billion (US$1.5 billion) as of December 31, 2021 to RMB10.7  billion (US$1.6 billion) as of June 30, 2022, primarily due to (i) an increase of RMB832.3 million in cash and cash equivalents and (ii) a decrease of RMB66.2 million in other payables and accrued liabilities, partially offset by (i) a decrease of RMB204.0 million in prepayments and other current assets, (ii) a decrease of RMB72.8 million in short-term investments, and (iii) an increase of RMB82.3 million in accounts payable.
Our net current assets increased from RMB3.0 billion as of December 31, 2020 to RMB10.2 billion (US$1.5 billion) as of December 31, 2021, primarily due to (i) an increase of RMB7.3 billion in cash and cash equivalents, (ii) an increase of RMB559.7 million in prepayments and other current assets, and (iii) an increase of RMB348.6 million in short-term investments, partially offset by an increase of RMB758.2 million and RMB226.9 million in deferred revenue and other payables and accrued liabilities, respectively.
Our net current assets increased from RMB699.9 million as of December 31, 2019 to RMB3.0 billion as of December 31, 2020, primarily due to an increase of RMB3.6 billion in cash and cash equivalents, partially offset by (i) a decrease of RMB605.6 million in short-term investments, (ii) an increase of RMB585.5 million in deferred revenue, and (iii)  an increase of RMB125.1 million in other payables and accrued liabilities.
Cash and Cash Equivalents
Cash includes cash on hand and deposits held by financial institutions that can be added to or withdrawn without limitation or restriction. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less. Our cash and cash equivalents increased from RMB407.4 million as of December 31, 2019 to RMB4.0 billion as of December 31, 2020, primarily due to cash proceeds from our Series F and Series F+ convertible redeemable preferred share financing and cash generated from our operating activities, to RMB11.3 billion

FINANCIAL INFORMATION

(US$1.7 billion) as of December 31, 2021, primarily due to our initial public offering in the United States and cash generated from our operating activities, and further to RMB12.2 billion (US$1.8 billion) as of June 30, 2022, primarily due to cash generated from our operating activities.
Short-term Investments
Our short-term investments mainly comprise of wealth management products issued by commercial banks and other financial institutions, which contains fixed or variable interest with original maturities within one year. From the cash management and risk control perspective, we diversify our investment portfolios and only purchase low risk products with relatively high liquidity from reputable financial institutions. These investments are stated at fair value. Changes in the fair value of our short-term investments are reflected in investment income in our consolidated financial statements.
Our short-term investments decreased from RMB1.1 billion as of December 31, 2019 to RMB536.4 million as of December  31, 2020, as we decreased investments in wealth management products. Our short-term investments increased from RMB536.4 million as of December 31, 2020 to RMB885.0 million (US$132.1  million) as of December 31, 2021, as we increased investments in such wealth management products. Our short-term investments slightly decreased from RMB885.0 million (US$132.1 million) as of December 31, 2021 to RMB812.2 million (US$121.3  million) as of June 30, 2022, as we decreased investments in such wealth management products.
Prepayments and Other Current Assets
Prepayments and other current assets primarily comprise prepaid advertising expenses and service fee, receivables from third-party online payment platforms, deposits, staff loans and advances and receivables related to the exercise of share-based awards. The following table sets forth our prepayments and other current assets as of the dates indicated:
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Prepayments and other current assets
Prepaid advertising expenses and service fee	52,165	47,398	234,490	35,008	134,821	20,128
Receivables related to the exercise of share-based awards(1)	—	—	289,822	43,269	166,202	24,813
Receivables from third-party on-line payment platforms	20,714	41,221	63,866	9,535	77,608	11,587
Deposits	24,455	37,780	63,814	9,527	64,646	9,651
Staff loans and advances	15,167	32,902	52,695	7,867	53,798	8,032
Others	6,263	5,609	19,896	2,971	23,514	3,511
Total	118,764	164,910	724,583	108,177	520,589	77,722

Note:
(1)
Receivables related to the exercise of share-based awards mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

Our prepayments and other current assets increased from RMB118.8  million as of December 31, 2019 to RMB164.9 million as of December 31, 2020, primarily due to (i) an increase in receivables from third-party on-line payment platforms, (ii)  an increase in staff loans and advances, and (iii) an increase in deposits. Our prepayments and other current assets further increased from RMB164.9 million as of December 31, 2020 to RMB724.6 million (US$108.2 million) as of December 31, 2021, primarily due to increases in receivables related to the exercise of share-based awards and prepaid advertising expenses. Our prepayments and other

FINANCIAL INFORMATION

current assets decreased from RMB724.6 million (US$108.2 million) as of December 31, 2021 to RMB520.6  million (US$77.7 million) as of June 30, 2022, primarily due to decreases in receivables related to the exercise of share-based awards and prepaid advertising expenses and service fee.
Deferred Revenue
Deferred revenue represents advanced payments of our services from our customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months. Our deferred revenue increased from RMB614.8 million as of December 31, 2019 to RMB1.2 billion as of December 31, 2020, to RMB2.0 billion (US$292.4 million) as of December 31, 2021, and further to RMB2.0 billion (US$295.5 million) as of June 30, 2022 in line with the growth of our business.
Other Payables and Accrued Liabilities
Other payables and accrued liabilities primarily comprise salaries, welfare and bonus payable, tax payable, virtual accounts used in our platform and payables to shareholders. The following table sets forth our other payables and accrued liabilities as of the dates indicated:
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Other payables and accrued liabilities
Salaries, welfare and bonus payable	148,100	260,123	373,286	55,730	359,477	53,669
Tax payable	10,287	21,704	218,419	32,609	148,783	22,213
Virtual accounts used in our platform	14,464	24,815	41,070	6,132	47,748	7,129
Contingent liability	—	—	—	—	14,882	2,222
Payables to shareholders	109,080	103,596	—	—	—	—
Others	11,271	8,021	12,363	1,846	8,091	1,207
Total	293,202	418,259	645,138	96,317	578,981	86,440
Our other payables and accrued liabilities increased from RMB293.2 million as of December 31, 2019 to RMB418.3 million as of December 31, 2020, primarily due to an increase in salaries, welfare and bonus payable to our employees.
Our other payables and accrued liabilities increased from RMB418.3 million as of December 31, 2020 to RMB645.1 million (US$96.3 million) as of December 31, 2021, primarily due increases in individual income tax payable, enterprise income tax payable and salaries, welfare and bonus payable, partially offset by the settlement of payables to shareholders in 2021.
Our other payables and accrued liabilities decreased from RMB645.1 million (US$96.3 million) as of December 31, 2021 to RMB579.0 million (US$86.4 million) as of June 30, 2022, primarily to a decrease in enterprise income tax payable and value-added tax payable.
As of August 31, 2022, RMB346.8 million (US$51.8 million), or 59.9%, of the other payables and accrued liabilities as of June 30, 2022, had been subsequently settled.

FINANCIAL INFORMATION

KEY FINANCIAL RATIOS
The following table sets forth our key financial ratios for the periods indicated:
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
Gross margin (%)(1)	86.2	87.6	87.0	87.2	84.4
Net (loss)/income margin (%)(2)	(50.2)	(48.4)	(25.0)	(81.3)	3.6
Adjusted net (loss)/income margin (%)(3)	(46.8)	(14.6)	20.0	6.1	16.1

Notes:
(1)
Gross margin equals the gross profit, calculated as total revenues minus cost of revenues, divided by total revenues for the period.

(2)
Net (loss)/income margin equals net (loss)/income divided by total revenues for the period.

(3)
Adjusted net (loss)/income margin equals adjusted net (loss)/income (non-GAAP financial measure) divided by total revenues for the period.

LIQUIDITY AND CAPITAL RESOURCES
During the Track Record Period and up to the Latest Practicable Date, we have financed A1A32(5)(a) our operations primarily through cash flows from operations and cash generated by historical equity financing activities. We completed our initial public offering in the United States in June 2021, where we raised approximately RMB6.4 billion (US$1.0 billion) in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of June 30, 2022, we had cash and cash equivalents of RMB12.2 billion (US$1.8 billion) and short-term investments of RMB812.2 million (US$121.3 million). Our cash and cash equivalents primarily consist of cash on hand, cash in bank, time deposits and highly liquid investments with a maturity of generally three months or less. Short-term investments consist of wealth management products purchased from commercial banks and other financial institutions, with a fixed or variable interest rate and a maturity of under one year.
Based on our current cash and cash equivalents, anticipated cash flows from operations and expected [REDACTED] from the [REDACTED], our Directors are of the view that we will have sufficient funds to meet our current and anticipated working capital requirements and capital expenditures for the twelve-month period from the date of this document.
Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”
Substantially all of our revenues have been, and we expect at least a substantial majority of them will likely continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

FINANCIAL INFORMATION

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing, approval or registration of government authorities and limits on the amount of loans. This may delay us from using the [REDACTED] from our initial public offering in June 2021 and the [REDACTED] to make loans or capital contributions to our PRC subsidiaries.
We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Cash Flows
The following table sets forth a summary of our cash flows for the periods presented:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Net cash (used in)/generated from operating activities	(105,663)	395,911	1,641,381	245,052	836,543	480,948	71,804
Net cash (used in)/generated from investing activities	(1,223,803)	467,305	(601,862)	(89,856)	(167,365)	(97,909)	(14,617)
Net cash generated from/(used in) financing activities	993,475	2,882,112	6,431,263	960,162	6,412,214	(87,816)	(13,111)
Effect of exchange rate changes on cash and cash equivalents	43,113	(154,480)	(127,227)	(18,994)	9,364	537,116	80,189
Net (decrease)/increase in cash and cash equivalents	(292,878)	3,590,848	7,343,555	1,096,364	7,090,756	832,339	124,265
Cash and cash equivalents at the beginning of the year/period	700,233	407,355	3,998,203	596,916	3,998,203	11,341,758	1,693,280
Cash and cash equivalents at the end of the year/period	407,355	3,998,203	11,341,758	1,693,280	11,088,959	12,174,097	1,817,545
Operating activities
Net cash generated from operating activities in the six months ended June 30, 2022 was RMB480.9 million (US$71.8 million). The difference between this net cash generated from operating activities and the net income of RMB80.3 million (US$12.0 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB283.0 million (US$42.3 million), amortization of right-of-use assets of RMB69.0 million (US$10.3 million) and depreciation and amortization expenses of RMB59.7 million (US$8.9 million), partially offset by cash used for an increase in working capital mainly resulting from a decrease of RMB64.1 million (US$9.6 million) in other payables and accrued liabilities and a decrease of RMB62.0 million (US$9.3 million) in operating lease liabilities, partially offset by a decrease of RMB87.3 million (US$13.0 million) in prepayments and other current assets.
Net cash generated from operating activities in 2021 was RMB1.6 billion (US$245.1 million). The difference between this net cash generated from operating activities and the net loss of RMB1.1 billion

FINANCIAL INFORMATION

(US$159.9 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.9 billion (US$287.2 million), amortization of right-of-use assets of RMB109.3 million (US$16.3 million) and depreciation and amortization expenses of RMB80.1 million (US$12.0 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB758.2 million (US$113.2 million) in deferred revenue, reflecting the increasing scale of our business and our growing user base, and an increase of RMB329.8 million (US$49.2 million) in other payables and accrued liabilities, partially offset by an increase of RMB403.7 million (US$60.3 million) in prepayments and other current assets and a decrease of RMB99.4 million (US$14.8 million) in operating lease liabilities.
Net cash generated from operating activities in 2020 was RMB395.9 million. The difference between this net cash generated from operating activities and the net loss of RMB941.9 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB657.2 million, amortization of right-of-use assets of RMB66.9 million and depreciation and amortization expense of RMB41.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB585.5 million in deferred revenue and an increase of RMB130.5 million in other payables and accrued liabilities, both of which reflected the increasing scale of our business and our growing user base, partially offset by a RMB71.8 million decrease in operating lease liabilities, a RMB46.1 million increase in prepayments and other current assets, and a RMB22.7 million decrease in accounts payable.
Net cash used in operating activities in 2019 was RMB105.7 million. The difference between this net cash used in operating activities and the net loss of RMB502.1 million in the same period was primarily due to adjustments for non-cash items that primarily include amortization of right-of-use assets of RMB39.5 million, share-based compensation expenses of RMB34.3 million and depreciation and amortization expenses of RMB18.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB335.3 million in deferred revenue and an increase of RMB79.3 million in other payables and accrued liabilities, both of which reflected the increasing scale of our business and our growing user base, partially offset by a RMB66.8 million increase in prepayments and other current assets, a RMB42.7 million decrease in operating lease liabilities and a RMB28.2 million increase in amounts due from related parties.
Investing activities
Net cash used in investing activities in the six months ended June 30, 2022 was RMB97.9 million (US$14.6 million), primarily due to purchase of short-term investments of RMB1.5 billion (US$216.5 million) and purchase for property, equipment and software of RMB173.2 million (US$25.9 million), partially offset by proceeds from maturity of short-term investments of RMB1.5 billion (US$227.7 million).
Net cash used in investing activities in 2021 was RMB601.9 million (US$89.9 million), primarily due to purchase of short-term investments of RMB3.9 billion (US$588.2 million) and purchase for property, equipment and software of RMB259.9 million (US$38.8 million), partially offset by proceeds from maturity of short-term investments of RMB3.6 billion (US$537.2 million).
Net cash generated from investing activities in 2020 was RMB467.3 million, primarily due to proceeds from sale and maturity of short-term investments of RMB2.4 billion, partially offset by cash purchase payments for short-term investments of RMB1.8 billion and cash purchase payments for property, equipment and software of RMB138.2 million.
Net cash used in investing activities in 2019 was RMB1.2 billion, consisting primarily of cash purchase payments for short-term investments.
Financing activities
Net cash used in financing activities in the six months ended June 30, 2022 was RMB87.8 million (US$13.1 million), primarily attributable to RMB268.0 million (US$40.0 million) of repurchase of Class A Ordinary Shares, partially offset by proceeds of RMB180.2 million (US$26.9 million) from exercise of share options.

FINANCIAL INFORMATION

Net cash generated from financing activities in 2021 was RMB6.4 billion (US$960.2 million), primarily attributable to net proceeds from our initial public offering in the United States.
Net cash generated from financing activities in 2020 was RMB2.9 billion, consisting of net proceeds of RMB2.8 billion from issuance of convertible redeemable preferred shares, and proceeds of RMB79.0 million from issuance of our Class A Ordinary Shares.
Net cash generated from financing activities in 2019 was RMB993.5 million, primarily consisting of net proceeds from issuance of convertible redeemable preferred shares.
Cash and Asset Flows through Our Organization
KANZHUN LIMITED transfers cash to its wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and the Hong Kong subsidiary transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because KANZHUN LIMITED and its subsidiaries do not have equity ownership of the VIE but maintain contractual arrangements with the VIE and its registered shareholders, KANZHUN LIMITED and its subsidiaries are not able to make direct capital contribution to the VIE and its subsidiaries, but are permitted to transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions. KANZHUN LIMITED and its subsidiaries are able to receive funds from the VIE through service fees, rather than receiving dividends.
For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, KANZHUN LIMITED provided capital contributions of RMB11.8 million, RMB25.5 million, RMB74.1 million (US$11.1 million) and RMB19.2 million (US$2.9 million), respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB43.0 million, RMB416.3 million, RMB38.8 million (US$5.8 million) and RMB19.7 million (US$2.9 million), respectively, to its subsidiaries in China. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, KANZHUN LIMITED provided loan financing of RMB184.5 million, RMB411.0 million, RMB16.5 million (US$2.5 million) and RMB628.1 million (US$93.8 million), respectively, to its subsidiaries; and the WFOE provided loan financing of nil, RMB260.5 million, nil and nil to the VIE, respectively. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, the VIE repaid loan financing of nil, nil, RMB335.0 million (US$50.0 million) and nil, respectively, to the WFOE and the Hong Kong subsidiary; and the WFOE repaid loan financing of nil, nil, RMB16.0 million (US$2.4 million) and nil, respectively, to the Hong Kong subsidiary.
The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology and service co-operation agreement between our WFOE and the VIE. Since the VIE’s accumulated deficit had not yet been fully recovered as of December 31, 2019, 2020 and 2021 and June 30, 2022, our WFOE agreed not to charge any service fees from the VIE. As a result, no payments were made by the VIE under this agreement. If there is any amount payable to our WFOE under the exclusive technology and service co-operation agreement in the future, we intend to settle it accordingly.
For the years ended December 31, 2019, 2020 and 2021 and for the six months ended June 30, 2022, no assets other than cash were transferred through our organization.
For the years ended December 31, 2019, 2020 and 2021 and for the six months ended June 30, 2022, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIE, totaling RMB938.0 million (US$140.0 million) as of June 30, 2022. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

FINANCIAL INFORMATION

KANZHUN LIMITED has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “— Dividend Policy.”
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:
Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:
(1)
For purposes of this example, the tax calculation has been simplified.

(2)
The hypothetical pre-tax earnings are assumed to equal taxable income in China, without considering timing differences. Under the terms of contractual agreements with the VIE, our WFOE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recorded as service income by our WFOE and eliminated in consolidation. For income tax purposes, our WFOE and the VIE file income tax returns on a separate company basis and the above service fees are tax neutral.

(3)
The VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiary (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiary for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the PRC subsidiary. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.
CAPITAL EXPENDITURES
We incurred capital expenditures of RMB64.0 million, RMB138.2 million, RMB259.9 million (US$38.8 million) and RMB173.2 million (US$25.9 million) in 2019, 2020, 2021 and the six months ended June 30, 2022. Capital expenditures primarily represent cash we paid for the purchase of servers and other electronic equipment. We will continue to incur capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures primarily with our existing cash balance and anticipated cash generated from operating activities.

FINANCIAL INFORMATION

RECONCILIATION BETWEEN U.S. GAAP AND IFRS
Our consolidated financial statements are prepared in accordance with U.S. GAAP, which differs in certain respects from IFRS. The effects of material differences between our consolidated financial statements prepared under U.S. GAAP and IFRS are as follows:
	For the Year Ended December 31, 2019
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive Loss (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Cost of revenues	(137,812)	—	(461)	303	—	—	(137,970)
Sales and marketing expenses	(916,832)	—	(3,224)	495	—	—	(919,561)
Research and development expenses	(325,569)	—	(5,015)	885	—	—	(329,699)
General and administrative expenses	(132,999)	(26,860)	(4,026)	286	—	(105)	(163,704)
Fair value change of financial instruments	—	(1,984,892)	—	—	—	—	(1,984,892)
Financial income, net	145	—	—	(3,021)	—	—	(2,876)
Net loss	(502,055)	(2,011,752)	(12,726)	(1,052)	—	(105)	(2,527,690)
Accretion on convertible redeemable preferred shares to redemption value	(232,319)	232,319	—	—	—	—	—
Net loss attributable to ordinary shareholders	(734,374)	(1,779,433)	(12,726)	(1,052)	—	(105)	(2,527,690)
Other comprehensive income/(loss)
Foreign currency translation adjustments	25,354	(83,294)	—	—	—	—	(57,940)
Effects of changes in credit risk for financial liabilities designated as at fair value through profit or loss	—	(26,318)	—	—	—	—	(26,318)

FINANCIAL INFORMATION

	For the Year Ended December 31, 2020
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive Loss (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Cost of revenues	(240,211)	—	(697)	527	—	—	(240,381)
Sales and marketing expenses	(1,347,532)	—	307	1,365	—	—	(1,345,860)
Research and development expenses	(513,362)	—	(14,747)	1,626	—	—	(526,483)
General and administrative expenses	(797,008)	(20,166)	(18,439)	419	—	(142)	(835,336)
Fair value change of financial instruments	—	(8,310,573)	—	—	—	—	(8,310,573)
Financial income, net	3,098	—	—	(4,760)	—	—	(1,662)
Net loss	(941,895)	(8,330,739)	(33,576)	(823)	—	(142)	(9,307,175)
Accretion on convertible redeemable preferred shares to redemption value	(283,981)	283,981	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,225,876)	(8,046,758)	(33,576)	(823)	—	(142)	(9,307,175)
Other comprehensive (loss)/income
Foreign currency translation adjustments	(149,539)	900,324	—	—	—	—	750,785
Effects of changes in credit risk for financial liabilities designated as at fair value through profit or loss	(40,799)	—	—	—	—	—	(40,799)
	For the Year Ended December 31, 2021
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive Loss (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Cost of revenues	(554,648)	—	(22,693)	1,589	—	—	(575,752)
Sales and marketing expenses	(1,942,670)	—	(26,597)	4,439	—	—	(1,964,828)
Research and development expenses	(821,984)	—	(50,491)	1,408	—	—	(871,067)
General and administrative expenses	(1,991,123)	—	(51,079)	309	(22,592)	(242)	(2,064,727)
Fair value change of financial instruments	—	(18,098,803)	—	—	—	—	(18,098,803)
Financial income, net	9,735	—	—	(10,469)	—	—	(734)
Net loss	(1,071,074)	(18,098,803)	(150,860)	(2,724)	(22,592)	(242)	(19,346,295)
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	164,065	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,235,139)	(17,934,738)	(150,860)	(2,724)	(22,592)	(242)	(19,346,295)

FINANCIAL INFORMATION

	For the Year Ended December 31, 2021
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive Loss (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Other comprehensive (loss)/income
Foreign currency translation adjustments	(127,378)	588,457	—	—	—	—	461,079
Effects of changes in credit risk for financial liabilities designated as at fair value through profit or loss	—	(634)	—	—	—	—	(634)
	For the Six Months Ended June 30, 2021 (unaudited)
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive Loss (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] Expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Cost of revenues	(250,029)	—	(9,491)	654	—	—	(258,866)
Sales and marketing expenses	(1,152,780)	—	(7,739)	1,917	—	—	(1,158,602)
Research and development expenses	(413,728)	—	(13,014)	607	—	—	(426,135)
General and administrative expenses	(1,748,612)	—	(17,041)	129	(22,592)	(120)	(1,788,236)
Fair value change of financial instruments	—	(18,098,803)	—	—	—	—	(18,098,803)
Financial income, net	4,017	—	—	(4,204)	—	—	(187)
Net loss	(1,590,312)	(18,098,803)	(47,285)	(897)	(22,592)	(120)	(19,760,009)
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	164,065	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,754,377)	(17,934,738)	(47,285)	(897)	(22,592)	(120)	(19,760,009)
Other comprehensive income/(loss)
Foreign currency translation adjustments	7,884	588,457	—	—	—	—	596,341
Effects of changes in credit risk for financial liabilities designated as at fair value through profit or loss	—	(634)	—	—	—	—	(634)

FINANCIAL INFORMATION

	For the Six Months Ended June 30, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
Consolidated Statements of Comprehensive (Loss)/Income (Extract)		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Cost of revenues	(351,578)	—	(11,743)	1,011	—	—	(362,310)
Sales and marketing expenses	(921,900)	—	(43,206)	2,993	—	—	(962,113)
Research and development expenses	(598,425)	—	(75,707)	908	—	—	(673,224)
General and administrative expenses	(316,035)	—	(42,804)	626	—	(111)	(358,324)
Financial income, net	24,185	—	—	(7,564)	—	—	16,621
Net income/(loss)	80,321	—	(173,460)	(2,026)	—	(111)	(95,276)
Net income/(loss) attributable to ordinary shareholders	80,321	—	(173,460)	(2,026)	—	(111)	(95,276)
	As of December 31, 2019
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Prepayments and other current assets	118,764	109,080	—	—	—	(223)	227,621
Right-of-use assets, net	98,138	—	—	(1,052)	—	—	97,086
Total assets	1,878,999	109,080	—	(1,052)	—	(223)	1,986,804
Financial liabilities designated as at fair value through profit or loss	—	5,661,479	—	—	—	—	5,661,479
Total liabilities	1,045,514	5,661,479	—	—	—	—	6,706,993
Convertible redeemable preferred shares	2,603,501	(2,603,501)	—	—	—	—	—
Subscription receivables from shareholders	(109,080)	109,080	—	—	—	—	—
Total mezzanine equity	2,494,421	(2,494,421)	—	—	—	—	—
Additional paid-in capital	—	58,337	22,128	—	—	—	80,465
Accumulated other comprehensive income/ (loss)	19,152	(200,552)	—	—	—	—	(181,400)
Accumulated deficit	(1,680,150)	(2,915,763)	(22,128)	(1,052)	—	(223)	(4,619,316)
Total shareholders’ deficit	(1,660,936)	(3,057,978)	—	(1,052)	—	(223)	(4,720,189)

FINANCIAL INFORMATION

	As of December 31, 2020
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Prepayments and other current assets	164,910	103,596	—	—	—	(365)	268,141
Right-of-use assets, net	144,063	—	—	(1,875)	—	—	142,188
Total assets	5,083,279	103,596	—	(1,875)	—	(365)	5,184,635
Financial liabilities designated as at fair value through profit or loss	—	15,935,807	—	—	—	—	15,935,807
Total liabilities	1,796,396	15,935,807	—	—	—	—	17,732,203
Convertible redeemable preferred shares	5,690,596	(5,690,596)	—	—	—	—	—
Subscription receivables from shareholders	(103,596)	103,596	—	—	—	—	—
Total mezzanine equity	5,587,000	(5,587,000)	—	—	—	—	—
Additional paid-in capital	452,234	342,318	55,704	—	—	—	850,256
Accumulated other comprehensive (loss)/income	(130,387)	658,973	—	—	—	—	528,586
Accumulated deficit	(2,622,045)	(11,246,502)	(55,704)	(1,875)	—	(365)	(13,926,491)
Total shareholders’ deficit	(2,300,117)	(10,245,211)	—	(1,875)	—	(365)	(12,547,568)
	As of December 31, 2021
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Prepayments and other current assets	724,583	—	—	—	—	(607)	723,976
Right-of-use assets, net	309,085	—	—	(4,599)	—	—	304,486
Total assets	13,641,623	—	—	(4,599)	—	(607)	13,636,417
Additional paid-in capital	14,624,386	28,098,509	206,564	—	22,592	—	42,952,051
Accumulated other comprehensive (loss)/income	(257,765)	1,246,796	—	—	—	—	989,031
Accumulated deficit	(3,693,119)	(29,345,305)	(206,564)	(4,599)	(22,592)	(607)	(33,272,786)
Total shareholders’ equity	10,674,056	—	—	(4,599)	—	(607)	10,668,850

FINANCIAL INFORMATION

	As of June 30, 2022
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP	IFRS adjustments					Amounts as reported under IFRS
		Preferred Shares	Share-based compensation	Operating leases	[REDACTED] expenses	Expected credit loss
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)
Prepayments and other current assets	520,589	—	—	—	—	(718)	519,871
Right-of-use assets, net	303,609	—	—	(6,625)	—	—	296,984
Total assets	14,372,635	—	—	(6,625)	—	(718)	14,365,292
Additional paid-in capital	14,965,856	28,098,509	380,024	—	22,592	—	43,466,981
Accumulated other comprehensive income	281,247	1,246,796	—	—	—	—	1,528,043
Accumulated deficit	(3,612,798)	(29,345,305)	(380,024)	(6,625)	(22,592)	(718)	(33,368,062)
Total shareholders’ equity	11,366,882	—	—	(6,625)	—	(718)	11,359,539

(i)
Preferred Shares

Under U.S. GAAP, we classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of our control. The Preferred Shares were recorded initially at fair value, net of issuance cost. The accretion to the respective redemption value of the Preferred Shares were recognized over the period starting from issuance date to the earliest redemption date.
Under IFRS, the Preferred Shares that were contingently redeemable at the holders’ option were designated as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was presented in other comprehensive income/(loss) and the remaining amount of changes in the fair value was presented in profit or loss.
All the Preferred Shares were converted into Class A Ordinary Shares upon the completion of our IPO in the United States in June 2021. Consequently, there was no such reconciliation item in classification and measurement of Preferred Shares between U.S. GAAP and IFRS subsequently.
(ii)
Share-based compensation

Under U.S. GAAP, a performance target that may be met during or after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the vesting probability of a performance condition, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of our IPO in the United States in June 2021. Under IFRS, the cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded when the performance condition related to the successful IPO became more likely than not to be achieved rather than being actually completed. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.
For share options and RSUs granted with service condition, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

FINANCIAL INFORMATION

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and we have chosen to account for forfeitures when they occur. Under IFRS, a similar policy election isn’t allowed; forfeitures must be estimated and share-based compensation expenses were recognized net of estimated forfeitures.
(iii)
Operating leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expenses related to the lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the respective lease terms.
Under IFRS, the amortization of the right-of-use assets was recognized on a straight-line basis while interest expenses related to the lease liabilities were recorded on the basis that the lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of the right-of use assets and interest expenses related to the lease liabilities were presented in separate line items.
(iv)
[REDACTED] expenses

Under U.S. GAAP, specific incremental issuance cost directly attributable to the offering of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders’ equity as a deduction from the proceeds.
Under IFRS, only those [REDACTED] expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those expenses considered directly attributable to the [REDACTED] of existing shares on a stock exchange were not qualified for capitalization and expensed as incurred instead.
(v)
Expected credit loss

Under U.S. GAAP, we will adopt ASC Topic 326 starting from January 1, 2023. Before the adoption of ASC Topic 326, impairment losses for financial assets, mainly including other receivables, are not recognized until it is probable that a loss would be incurred based on events and conditions existing at the date of the financial statements.
Under IFRS, IFRS 9 were required to be adopted starting from January 1, 2018, which introduced an expected credit loss (“ECL”) model for financial assets. Upon initial recognition, only the portion of lifetime ECL that results from default events that were possible within the next 12 months was recorded (“stage 1”). Lifetime expected credit losses were subsequently recorded only if there was a significant increase in the credit risk of the asset (“stage 2”). Once there was objective evidence of impairment (“stage 3”), lifetime ECL continued to be recognized, but interest revenue was calculated on the net carrying amount (that is, amortized cost net of the credit allowance).

FINANCIAL INFORMATION

INDEBTEDNESS
The following table sets forth a breakdown of our financial indebtedness as of the dates indicated.
	As of December 31,				As of June 30,		As of August 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
							(Unaudited)
	(in thousands)
Current
Operating lease liabilities, current	57,216	59,559	127,531	19,040	146,134	21,817	139,587	20,840
Non-current
Operating lease liabilities, non-current	37,659	76,373	183,365	27,376	166,309	24,829	153,225	22,876
Total	94,875	135,932	310,896	46,416	312,443	46,646	292,812	43,716
As of June 30, 2022 and August 31, 2022, the total amount of our indebtedness was RMB312.4 million (US$46.6 million) and RMB292.8 million (US$43.7 million), respectively, representing operating lease liabilities, which were primarily for the lease of our offices.
Except as discussed above, as of August 31, 2022, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.
CONTINGENCIES OR GUARANTEES
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. See “Business — Legal Proceedings and Compliance” for more details. In September 2022, the parties reached a tentative agreement in principle to settle the case. Accordingly, we have recorded a contingent liability of RMB14.9 million as of June 30, 2022. Subject to the court’s approval of the settlement terms, and once the settlement is finalized, plaintiffs and potential plaintiffs will be barred from pursuing the same claims against us and other defendants named in this action.
Except as disclosed above, we did not have other material contingencies or guarantees as of December 31, 2019, 2020, 2021, June 30, 2022 and August 31, 2022.
MATERIAL CASH REQUIREMENTS
The following table sets forth our contractual obligations as of June 30, 2022.
		Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
		(in RMB thousands)
Operating lease obligations	335,295	149,413	140,851	45,031	—
Advertising commitments	110,261	104,012	6,249	—	—
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022.
OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts

FINANCIAL INFORMATION

that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
MATERIAL RELATED PARTY TRANSACTIONS
We had the following material related party transactions during the Track Record Period.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB
				(Unaudited)
	(in thousands)
Cloud services from Tencent Group	2,063	6,109	18,119	7,715	11,402
On-line payment platform clearing services from Tencent Group	836	1,886	5,464	2,887	2,355
Cash advance to Mr. Peng Zhao	24,930	—	—	—	—
Cash advance to individual executive officer	5,093	—	—	—	—
Total	32,922	7,995	23,583	10,602	13,757
Our Directors believe that our transactions with related parties during the Track Record Period were conducted on an arm’s length basis, and they did not distort our results of operations or make our historical results not reflective of our future performance.
HOLDING COMPANY STRUCTURE
KANZHUN LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIE in China. As a result, KANZHUN LIMITED’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

FINANCIAL INFORMATION

INFLATION
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 and June 2022 were increases of 4.5%, 0.2%, 1.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs and/or Class A Ordinary Shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For example, the Renminbi depreciated from a rate of RMB6.3726 to US$1.00 as of December 30, 2021 to a rate of RMB7.1266 as of September 23, 2022, both set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
We may invest the net proceeds that we receive from our offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.
DIVIDEND POLICY
We are a holding company incorporated under the laws of the Cayman Islands. As a result, the payment and amount of any future dividend will also depend on the availability of dividends received from our

FINANCIAL INFORMATION

subsidiaries. PRC laws require that dividends be paid only out of the profit for the year calculated according to PRC accounting principles, which differ in many aspects from the generally accepted accounting principles in other jurisdictions, including U.S. GAAP. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Dividend distribution to our shareholders is recognized as a liability in the period in which the dividends are approved by our shareholders or Directors, where appropriate. During the Track Record Period, no dividends have been paid or declared by us.
DISTRIBUTABLE RESERVE
As of June 30, 2022, we did not have any distributable reserves.
RECENT ACCOUNTING PRONOUNCEMENTS
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this document.
UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma adjusted net tangible assets prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules are set out below for the purpose of illustrating the effect of the [REDACTED] on the audited consolidated net tangible assets attributable to the ordinary shareholders of the Company as of June 30, 2022 as if the [REDACTED] had taken place on that date.
This unaudited pro forma adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group, had the [REDACTED] been completed as of June 30, 2022 or at any future dates. It is prepared based on the audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of June 30, 2022 as derived from the Accountant’s Report and adjusted as described below.
	Audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of June 30, 2022	Estimated net [REDACTED] from the [REDACTED]	Unaudited pro forma adjusted net tangible assets of the Group attributable to ordinary shareholders of the Company as of June 30, 2022	Unaudited pro forma adjusted net tangible assets per Share	Unaudited pro forma adjusted net tangible assets per ADS	Unaudited pro forma adjusted net tangible assets per Share	Unaudited pro forma adjusted net tangible assets per ADS
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)	(Note 5)
Based on the [REDACTED] of HK$[REDACTED] per Share	[11,366,469]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Notes:
(1)
The audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of June 30, 2022 is derived from the Accountant’s Report, which is based on the audited consolidated net assets of the Group attributable to ordinary shareholders of the Company as of June 30, 2022 of RMB[11,366,882,000] with an adjustment for net intangible assets as of June 30, 2022 of RMB[413,000].

(2)
The estimated net [REDACTED] from the [REDACTED] are based on the [REDACTED] of HK$[REDACTED] per [REDACTED] after deduction of the estimated [REDACTED] fees and other related expenses payable by the Company subsequent to June 30, 2022, and without taking into account [REDACTED] Class A Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the 2020 Share Incentive Plan, any allotment and issuance of Class A Ordinary Shares upon the exercise of the [REDACTED], and any issuance or repurchase of Shares and/or ADSs by the Company.

FINANCIAL INFORMATION

(3)
The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that [REDACTED] Ordinary Shares were in issue, assuming that the [REDACTED] had been completed on June 30, 2022 and without taking into account [REDACTED] Class A Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the 2020 Share Incentive Plan, any allotment and issuance of Class A Ordinary Shares upon exercise of the [REDACTED], and any issuance or repurchase of Shares and/or ADSs by the Company.

(4)
The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents two Shares.

(5)
For the purpose of this unaudited pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at the rate of RMB[1.0000] to HK$[1.1035]. No representation is made that Renminbi amounts have been, could have been or may be converted into Hong Kong dollars, or vice versa, at that rate.

(6)
No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to June 30, 2022.

NO MATERIAL ADVERSE CHANGE
After due and careful consideration, our directors confirm that, up to the Latest Practicable Date and save as disclosed in this document, there had not been any material adverse change in our financial or trading position or prospects since June 30, 2022, and there is no event since June 30, 2022 which would materially affect the information shown in the Accountant’s Report.
DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES
Our Directors confirm that, except as otherwise disclosed in this document, as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules.
Pursuant to Chapter 14A of the Listing Rules, the following transaction that we enter into with our connected persons will constitute connected transaction upon the [REDACTED].
SUMMARY OF OUR CONTINUING CONNECTED TRANSACTION
We have entered into the following transactions that will constitute continuing connected transaction under Rule 14A.31 of the Listing Rules upon [REDACTED]:
	Applicable Listing Rule		Proposed annual cap for the year ending December 31, (RMB)
Transaction		Waiver sought	2023	2024	2025
Non-exempt continuing connected transaction
1. Contractual Arrangements	Rule 14A.35 Rule 14A.36 Rule 14A.52 Rule 14A.53 Rule 14A.105	Announcement and independent shareholders’ approval, circular, annual cap, limiting the term to three years	N/A	N/A	N/A
NON-EXEMPT CONTINUING CONNECTED TRANSACTION
Contractual Arrangements
As disclosed in the section headed “Contractual Arrangements”, due to regulatory restrictions on foreign ownership in the PRC, we conduct certain business through our Consolidated Affiliated Entities in the PRC.
We do not hold any controlling equity interests in our Consolidated Affiliated Entities. The Contractual Arrangements among the WFOE, our Consolidated Affiliated Entities and the Registered Shareholders of our Consolidated Affiliated Entities enable us to (i) receive substantially all of the economic benefits from our Consolidated Affiliated Entities in consideration for the services provided by the WFOE to the VIE; and (ii) hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws.
See the section headed “Contractual Arrangements” for detailed terms of the Contractual Arrangements.
Listing Rules implications
For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as our Company’s wholly-owned subsidiaries, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company’s “connected persons.”
The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Waiver Application
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business

CONNECTED TRANSACTIONS

operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including the Consolidated Affiliated Entities) (the “New Intergroup Agreements”) technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders’ approval requirements.
WAIVERS
1.
Contractual Arrangements

In respect of the Contractual Arrangements and the New Intergroup Agreements, we have applied for, and the Stock Exchange [has granted] us, waivers from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.
No change without independent non-executive Directors’ approval
Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of our independent non-executive Directors.
No change without independent Shareholders’ approval
Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once the independent Shareholders’ approval of any change has been obtained, no further announcement or approval by the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.
Economic benefits and flexibility
The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group’s right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.
Renewal and reproduction
On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding

CONNECTED TRANSACTIONS

and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group.
The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.
This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.
Ongoing reporting and approvals
We will disclose details relating to the Contractual Arrangements on an ongoing basis:
•
the Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

•
our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Shareholders as a whole;

•
our Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

•
for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of ‘connected person’, our Consolidated Affiliated Entities will be treated as our Company’s wholly-owned subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•
our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group’s management and our Company’s auditor with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS’ CONFIRMATION
Our Directors (including independent non-executive Directors) are of the view that: (i) the continuing connected transactions set out above have been and will be entered into in our ordinary and usual course of

CONNECTED TRANSACTIONS

business on normal commercial terms or better, on terms that are fair and reasonable, and in the interests of our Company and our Shareholders as a whole; (ii) the proposed annual caps (if any) of the continuing connected transactions are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and (iii) it is normal business practice for the Contractual Arrangements to be of a term longer than three years.
JOINT SPONSORS’ CONFIRMATION
Based on the documentation and data provided by the Company and participation in the due diligence and discussion with the Company, the Joint Sponsors are of the view that: (i) the continuing connected transactions set out above have been and will be entered into in the Company’s ordinary and usual course of business on normal commercial terms or better, on terms that are fair and reasonable, and in the interest of the Company and its Shareholders as a whole; (ii) the proposed annual caps (if any) of the continuing connected transactions are fair and reasonable and in the interest of the Company and the Shareholders as a whole; and (iii) it is normal business practice for the Contractual Arrangements to be of a term longer than three years.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Application.
SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the [REDACTED], the following persons (other than a Director or chief executive of the Company) will have interests and/or short positions (as applicable) in the Shares or underlying shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in each class of share of our Company as at the Latest Practicable Date(1)	Approximate percentage of shareholding in each class of share of our Company after the [REDACTED](1)
Class A Ordinary Shares
Image Frame Investment (HK) Limited.(2)	Beneficial interest	72,309,691	9.9%	[REDACTED]
Tencent Holdings Limited(2)	Interest in a controlled corporation	72,309,691	9.9%	[REDACTED]
CTG Evergreen Investment X Limited(3)	Beneficial interest	46,724,789	6.4%	[REDACTED]
CTG Evergreen Investment R Limited(3)	Beneficial interest	3,606,665	0.5%	[REDACTED]
Capital Today Evergreen Fund, L.P.(3)	Interest in controlled corporations	50,331,454	6.9%	[REDACTED]
Capital Today Evergreen GenPar LTD.(3)	Interest in controlled corporations	50,331,454	6.9%	[REDACTED]
Ms. Xin Xu(3)	Interest in controlled corporations	50,331,454	6.9%	[REDACTED]
Banyan Partners Fund II, L.P.(4)	Beneficial Interest	47,286,435	6.5%	[REDACTED]
Banyan Partners II Ltd.(4)	Interest in a controlled corporation	47,286,435	6.5%	[REDACTED]
Ceyuan Ventures III, L.P.(5)	Beneficial interest	37,122,332	5.1%	[REDACTED]
Ceyuan Ventures Advisors Fund III, LLC(5)	Beneficial interest	1,334,450	0.2%	[REDACTED]
Ceyuan Ventures Management III, LLC(5)	Interest in controlled corporations	38,456,782	5.3%	[REDACTED]
Class B Ordinary Shares
TECHWOLF LIMITED(6)	Beneficial interest	140,830,401	100%	[REDACTED]
Mr. Zhao(6)	Founder of a trust/beneficiary of a trust	140,830,401	100%	[REDACTED]

Notes:
(1)
The table assumes (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised and no Shares are issued under the 2020 Share Incentive Plan and (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares.

SUBSTANTIAL SHAREHOLDERS

(2)
Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700).

(3)
CTG Evergreen Investment X Limited, a British Virgin Islands company, and CTG Evergreen Investment R Limited, a British Virgin Islands company, are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD., a Cayman Islands company. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu.

(4)
Banyan Partners Fund II, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(5)
Ceyuan Ventures III, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. Ceyuan Ventures Advisors Fund III, LLC is company formed under the law of the Cayman Islands. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole director of Ceyuan Ventures Advisors Fund III, LLC. Mr. Bo Feng holds 100% of the voting power in Ceyuan Ventures Management III, LLC.

(6)
TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the [REDACTED] (and assuming that the [REDACTED] is not exercised and no Shares are issued under the Share Incentive Plan), have any interest and/or short positions in the Shares or underlying shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.
The below table sets out the shareholding and voting rights at general meetings of our Company (except for resolutions with respect to a limited number of Reserved Matters) of our major shareholders immediately before and following the completion of the [REDACTED].
Name of major shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Approximate percentage of shareholding immediately before the completion of the [REDACTED](1)	Approximate percentage of voting rights immediately before the completion of the [REDACTED](1)	Approximate percentage of shareholding immediately following the completion of the [REDACTED](1)	Approximate percentage of voting rights immediately following the completion of the [REDACTED](1)
Image Frame Investment (HK) Limited.(2)	[REDACTED]	—	[8.3]%	[3.4]%	[REDACTED]	[REDACTED]
CTG Evergreen Investment X Limited(3)	[REDACTED]	—	[5.4]%	[2.2]%	[REDACTED]	[REDACTED]
CTG Evergreen Investment R Limited(3)	[REDACTED]	—	[0.4]%	[0.2]%	[REDACTED]	[REDACTED]
Banyan Partners Fund II, L.P.(4)	[REDACTED]	—	[5.4]%	[2.2]%	[REDACTED]	[REDACTED]
Ceyuan Ventures III, L.P.(5)	[REDACTED]	—	[4.3]%	[1.7]%	[REDACTED]	[REDACTED]
Ceyuan Ventures Advisors Fund III, LLC(5)	[REDACTED]	—	[0.2]%	[0.1]%	[REDACTED]	[REDACTED]
TECHWOLF LIMITED(6)	—	[REDACTED]	[16.1]%	[65.8]%	[REDACTED]	[REDACTED]

Notes (1) – (6):   See Notes (1) – (6) to the above table on the immediately preceding pages.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Listing Application.
DIRECTORS
Our Board consists of nine Directors, comprising five executive Directors, one non- executive Director, and three independent non-executive Directors. The following table provides certain information about the Directors:
Name	Age	Position	Date of joining our Group	Date of appointment as a Director	Roles and responsibilities
Mr. Peng Zhao (趙鵬)	51	Executive Director, Chairman, Chief Executive Officer and Founder	December 2013	January 16, 2014	Responsible for the overall executive and business direction and overall management of our Group
Mr. Yu Zhang (張宇)	45	Executive Director and Chief Financial Officer	September 2019	May 21, 2021	Responsible for the accounting, legal and internal control functions and the capital markets activities of our Group
Mr. Xu Chen (陳旭)	46	Executive Director and Chief Marketing Officer	December 2016	May 21, 2021	Responsible for the marketing, platform operation and public relations functions of our Group
Mr. Tao Zhang (張濤)	40	Executive Director and Chief Technology Officer	December 2013	May 21, 2021	Responsible for the research and development and information technology infrastructure of our Group
Ms. Xiehua Wang (王燮華)	34	Executive Director	October 2016	April 30, 2022	Responsible for the product management of our Group
Mr. Haiyang Yu (余海洋)	39	Non-executive Director	July 4, 2019	July 4, 2019	Providing professional advice, opinion, and guidance to our Board
Mr. Charles Zhaoxuan Yang (楊昭烜)	38	Independent non-executive Director	June 10, 2021	June 10, 2021	Providing professional advice, opinion, and guidance to our Board
Mr. Yonggang Sun (孫永剛)	52	Independent non-executive Director	June 10, 2021	June 10, 2021	Providing professional advice, opinion, and guidance to our Board
Mr. Yusheng Wang (王渝生)	79	Independent non-executive Director	October 9, 2022	October 9, 2022	Providing professional advice, opinion, and guidance to our Board
Save as disclosed below, none of the Directors had held any directorships in listed companies during the three years immediately prior to the Latest Practicable Date, there is no other information in respect of the Directors to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and there is no other matter that needs to be brought to the attention of Shareholders or potential [REDACTED].

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors
Mr. Peng Zhao (趙鵬), aged 51, is an executive Director and our Founder, and has served as our chairman of the Board and the Chief Executive Officer since our inception and guided our development and growth. Mr. Zhao has more than 17 years of experience in the internet industry and more than 23 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc. a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.
Mr. Yu Zhang (張宇), aged 45, has served as our Chief Financial Officer since September 2019. He has served as our Director since May 2021 and was re-designated as an executive Director with the effect from date of this [REDACTED]. He is in charge of the accounting, legal and internal control functions and the capital markets activities of our Group. Mr. Zhang has over 15 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.
Mr. Xu Chen (陳旭), aged 46, has served as our Chief Marketing Officer since February 2018. He has served as our Director since May 2021 and was re-designated as an executive Director with the effect from date of this [REDACTED]. He is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 20 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.
Mr. Tao Zhang (張濤), aged 40, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with the effect from date of this [REDACTED]. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 14 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.
Ms. Xiehua Wang (王燮華), aged 34, is currently our Vice President of Product. She has served as our Director since April 2022 and was re-designated as an executive Director with the effect from date of this [REDACTED]. Ms. Wang has over 10 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.
Non-executive Director
Mr. Haiyang Yu (余海洋), aged 39, has served as our Director since July 2019 and was re-designated as an non-executive Director with the effect from date of this [REDACTED]. Mr. Yu is currently a deputy general manager of the investment and acquisition department at a group company of Tencent, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

DIRECTORS AND SENIOR MANAGEMENT

Independent Non-executive Directors
Mr. Charles Zhaoxuan Yang (楊昭烜), aged 38, has served as an independent Director since June 2021 and was re-designated as an independent non-executive Director with the effect from date of this [REDACTED]. Mr. Yang is the chief financial officer of NetEase, Inc. (Nasdaq: NTES) and an independent director of So-Young International Inc., a company listed on the Nasdaq Global Market (Nasdaq: SY). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director at global investment banking department of J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master’s degree in business administration from the University of Hong Kong and a bachelor’s degree of arts from Wesleyan University. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.
Mr. Yonggang Sun (孫永剛), aged 52, has served as an independent Director since June 2021 and was re-designated as an independent non-executive Director with the effect from date of this [REDACTED]. Mr. Sun currently serves as a partner of Z-Park Fund. Prior to joining Z-Park Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. and the general counsel of China Tietong Group Co., Ltd.. Mr. Sun received his bachelor’s degree in law from Renmin University in 1993 and his LL.M. degree from Temple University in 2003.
Mr. Yusheng Wang (王渝生), aged 79, has served as an independent Director since October 2022 and was re-designated as an independent non-executive Director with the effect from date of this [REDACTED]. Mr. Wang is currently a member of China National Education Advisory Committee and the deputy director of Chinese Alliance of Science Popularization. Mr. Wang served as the director of China Science and Technology Museum from 2000 to 2006, and a deputy director, researcher (professor) and doctoral supervisor of the Institute for the History of Natural Science, Chinese Academy of Sciences from 1993 to 2000. Mr. Wang received a bachelor’s degree in mathematics from Sichuan Normal University in 1966, a master’s degree from the Graduate School of Chinese Academy of Sciences in 1981, and a PhD degree from Chinese Academy of Sciences in 1987.
Legal proceedings involving certain Directors
We and certain of our officers and directors, namely Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, and Mr. Tao Zhang, have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. In May 2022, the Company filed its motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed in July 2022, and a decision remains pending. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. As a result of such tentative agreement in principle to settle, we made a provision in our consolidated statements of profit or loss and consolidated balance sheets for the six months ended and as of June 30, 2022. The court granted the parties’ joint requests to hold in abeyance a decision on any pending motions, including the motion to dismiss, until October 28, 2022, to allow the parties to file a motion for preliminary approval of the settlement terms. Subject to the court’s approval of the settlement terms, and once the settlement is finalized, plaintiffs and potential plaintiffs will be barred from pursuing the same claims against the Company and other defendants named in this action. The case otherwise remains in its preliminary stage.
We were notified by Mr. Haiyang Yu that he was involved in a securities class action filed in the U.S. District Court for the Southern District of New York, alleging violations of the Securities Act of 1933 in relation to Waterdrop Inc.’s IPO. Mr. Yu currently serves as a director of Waterdrop Inc. and, together with certain other executives and directors of Waterdrop Inc. and the underwriters of Waterdrop Inc.’s offering, is named as one of the defendants in the case. As of the Latest Practicable Date, the case remains in its preliminary stage and no court has ruled on the substance of the plaintiffs’ claims.

DIRECTORS AND SENIOR MANAGEMENT

Besides, Mr. Yu was involved in several putative securities class actions filed in state and federal courts alleging violations of the Securities Act of 1933 in relation to DouYu International Holdings Limited (“DOYU”)’s IPO. Mr. Yu currently serves as a director of DOYU and, together with certain other executives and directors of DOYU, is named as one of the defendants in the actions. The actions have been transferred and consolidated into the two pending actions: In re Douyu Int’l Holdings Ltd. Secs. Litig., Index No. 651703/2020 (Sup. Ct. N.Y. Cty.) (the “Consolidated State Court Action”), and In re Douyu Int’l Holdings Ltd. Secs. Litig., 20-cv-7234 (S.D.N.Y.) (the “Consolidated Federal Court Action”). As of the Latest Practicable Date, the parties reached an agreement in principle to settle both the Consolidated State Court Action and the Consolidated Federal Court Action. The settlement is intended to release claims of a class of investors in DOYU’s American Depositary Shares (“ADSs”) who purchased or acquired DOYU’s ADSs between July 16, 2019 and January 21, 2020. The settlement is subject to approval from the state court, which issued an order granting preliminary approval of the settlement on August 8, 2022. The state court has scheduled fairness hearing on the settlement for December 1, 2022.
SENIOR MANAGEMENT
The following table provides information about members of the senior management of our Company:
Name	Age	Position	Date of joining our Group	Roles and responsibilities
Mr. Peng Zhao (趙鵬)	51	Executive Director, Chairman, Chief Executive Officer and Founder	December 2013	Responsible for the overall executive and business direction and overall management of our Group
Mr. Yu Zhang (張宇)	45	Executive Director and Chief Financial Officer	September 2019	Responsible for the accounting, legal and internal control functions and the capital markets activities of our Group
Mr. Xu Chen (陳旭)	46	Executive Director and Chief Marketing Officer	December 2016	Responsible for the marketing, platform operation and public relations functions of our Group
Mr. Tao Zhang (張濤)	40	Executive Director and Chief Technology Officer	December 2013	Responsible for the research and development and information technology infrastructure of our Group
Mr. Peng Zhao (趙鵬) is our Founder, an executive Director, chairman of the Board and the Chief Executive Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Yu Zhang (張宇) is an executive Director and the Chief Financial Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Xu Chen (陳旭) is an executive Director and the Chief Marketing Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Tao Zhang (張濤) is an executive Director and the Chief Technology Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
JOINT COMPANY SECRETARIES
Ms. Wenbei Wang (王文蓓) has been appointed as one of our joint company secretaries effective upon the [REDACTED].

DIRECTORS AND SENIOR MANAGEMENT

Ms. Wang currently serves as our Head of Capital Markets and Investor Relations. Ms. Wang joined us in January 2021 and has over 10 years of experience in the finance industry. Prior to joining us, Ms. Wang was a Director at the investment banking department of UBS from April 2012 to January 2021. Ms. Wang received her bachelor’s degree in engineering from Tsinghua University.
Ms. Mei Ying Ko (高美英) has been appointed as the other joint company secretary effective upon the [REDACTED]. Ms. Ko is a Senior Manager of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.
Ms. Ko has over 10 years of experience in corporate secretary, auditing and financial reporting. She is familiar with the listing rules of the Hong Kong Stock Exchange, the Companies Ordinance as well as compliance work for offshore companies.
Ms. Ko is an Australia Institute of Certified Public Accountant, a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.
Ms. Ko obtained her bachelor of commerce degree in accounting from the Macquarie University in September 2004 and master of science degree in professional accounting and corporate governance from the City University of Hong Kong in February 2015.
MANAGEMENT AND CORPORATE GOVERNANCE
Board Committees
Audit committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules. However, the charter of our audit committee complies with the rules of Nasdaq and the rules of the SEC. The primary duties of the audit committee are the primary duties of the audit committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions. The audit committee comprises three members, namely Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang. Mr. Yang, being the chairman of the audit committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.
Compensation committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules. However, the charter of our compensation committee complies with the rules of Nasdaq and the rules of the SEC. The primary duties of the compensation committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our Chief Executive Officer and review and make recommendations to the Board regarding the terms of his compensation, and review and approve the compensation of our other executive officers and senior management. The compensation committee comprises Mr. Yonggang Sun, Mr. Charles Zhaoxuan Yang and Mr. Peng Zhao, with Mr. Sun as the chairman of the compensation committee.
Nomination committee
We currently have a nominating and corporate governance committee, which will be re-designated and separated into (i) a nomination committee and (ii) a corporate governance committee effective upon the [REDACTED]. Our nomination committee will comply with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules and Chapter 8A of

DIRECTORS AND SENIOR MANAGEMENT

the Listing Rules (with effect from the [REDACTED]). The primary duties of the nomination committee are, among other things, to develop and recommend to the Board criteria for board and committee membership and to recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees. The nomination committee will comprise Mr. Peng Zhao, Mr. Yonggang Sun and Mr. Charles Zhaoxuan Yang, with Mr. Zhao as the chairman of the nomination committee, effective upon the [REDACTED].
Corporate governance committee
Our corporate governance committee will comply with the requirements in the Corporate Governance Code set out in Appendix 14 to the Listing Rules and Chapter 8A of the Listing Rules (with effect from the [REDACTED]). The primary duties of the corporate governance committee are, among other things, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. Our corporate governance committee will comprise Mr. Yusheng Wang, Mr. Charles Zhaoxuan Yang and Mr. Yonggang Sun with Mr. Wang as the chairman of the corporate governance committee, effective upon the [REDACTED].
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 of the Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes:
(a)
to develop and review periodically, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the requirements of the Stock Exchange, and recommend any desirable changes to the Board;

(b)
to advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken;

(c)
to review and monitor the training and continuous professional development of directors and senior management;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with Appendix 14 to the Listing Rules and disclosure in the corporate governance report under Appendix 14 to the Listing Rules;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)
to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Company’s board of directors throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any beneficiary of weighted voting rights on the other;

(j)
to review and monitor all risks related to the Company’s WVR structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity and/or

DIRECTORS AND SENIOR MANAGEMENT

shareholder on one hand and any beneficiary of weighted voting rights on the other and make a recommendation to the Board on any such transaction;
(k)
to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)
to report on the work of the corporate governance committee on at least a half yearly and annual basis covering all areas of its terms of reference; and

(m)
to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in (i), (j) and (k) in its report referred to in sub-paragraph (l) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after [REDACTED] will include a summary of the work of the corporate governance committee for the relevant period.
Role of Our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions A.6.2, A.6.7 and A.6.8 of the Corporate Governance Code. The functions of our independent non-executive Directors include:
(a)
to participate in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the audit, compensation, nomination, and corporate governance committees and other governance committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of our Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and developing a balanced understanding of the views of our Shareholders.

Corporate Governance Code
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, we expect to comply with the Corporate Governance Code set out in Appendix 14 to the Listing Rules save for the below.
Code provision A.2.1 of the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Listing Rules, recommends, but does not require, that the roles of chairman and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Peng Zhao performs both the roles of the chairman of the Board and the Chief Executive Officer of the Company. Mr. Zhao is the Founder of our Group and has extensive experience in the business operations and management of our Group. Our Board believes that vesting the roles of both chairman of the Board and Chief Executive Officer to Mr. Zhao has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable our Company to make and implement decisions promptly and effectively. Our Board

DIRECTORS AND SENIOR MANAGEMENT

considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. Our Board will reassess the division of the roles of chairman and the chief executive officer from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of our Group as a whole.
Management Presence
According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.
Since the principal business operations of our Group are conducted in the Chinese mainland, members of our senior management are, and are expected to continue to be, based in the Chinese mainland. Further, as our executive Directors have a vital role in our Group’s operations, it is crucial for them to remain in close proximity to our Group’s central management located in the Chinese mainland. Our Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange [has granted], a waiver from compliance with Rule 8.12 of the Listing Rules.
Board Diversity
Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining our Company’s competitive advantage and enhancing its ability to attract, retain, and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of our Company, the nomination committee will consider a number of factors, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the board diversity policy, the nomination committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.
DIRECTORS’ REMUNERATION
Our Directors and senior management receive remuneration, including salaries, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.
The aggregate amount of remuneration (including fees, salaries, allowances and benefits in kind, performance related bonuses, share-based compensation expenses and pension scheme contributions) for our Directors for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022 was approximately RMB0.5 million, RMB533.8 million, RMB1,551.9 million and RMB46.1 million, respectively.
The aggregate amount of remuneration (including salaries, allowances and benefits in kind, performance related bonuses, share-based compensation expenses and pension scheme contributions) for the five highest paid individuals who are not our Directors for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022 was approximately RMB14.3 million, RMB60.6 million, RMB66.6 million and RMB38.7 million, respectively.
Save as disclosed above, no other payments have been paid or are payable, in respect of the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.

DIRECTORS AND SENIOR MANAGEMENT

COMPLIANCE ADVISER
We have appointed Guotai Junan Capital Limited as our Compliance Adviser pursuant to Rules 3A.19 and 8A.33 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.23 and 8A.34 of the Listing Rules, the Compliance Adviser will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the [REDACTED] of the [REDACTED] in a manner different from that detailed in this document or where the business activities, development or results of our Group deviate from any forecast, estimate or other information in this document;

(d)
where the Stock Exchange makes an inquiry to our Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the Compliance Adviser shall commence on the [REDACTED] and will be on a permanent basis.
COMPETITION
Each of the Directors confirms that as of the Latest Practicable Date, save as disclosed in this document, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.